ESCAPE to the CITY

Granite City FOOD & BREWERY®

Annual Report 2006


5270


RECD S.E.C.
SEP 2 6 2007
1086

Granite City
FOOD & BREWERY®

5402 Parkdale Drive, Suite 101
Minneapolis, MN 55416

Dear Shareholders:

Fiscal 2006 was another strategic growth year for Granite City Food & Brewery. We opened seven new restaurants as planned and finished the year with 18 restaurants in eight states. We achieved our major business objectives for the year—growth and geographic expansion.

We are a Modern American concept that delivers a high-quality product and dining experience for the right price and our guests believe we offer exceptional value. "Value" is one of the most important consumer attributes today and we deliver what America wants.

We are growing our sales by attracting new customers and encouraging our repeat customers to visit us more frequently. We view our comparable restaurant sales growth as a reflection of our outstanding value proposition, our dedicated customer service and our excellent store level execution. Our positive sales and guests traffic trends demonstrate that the Granite City restaurant concept is very competitive in the marketplace.

Financial and Company highlights for fiscal 2006:

- Total revenue increased 61.1% to $58.3 million
- We opened seven new restaurants—Kansas (3), Minnesota (2), Nebraska (1) and Wisconsin (1)
- Comparable restaurant sales increased 5.5%
- Restaurant-level operating margin increased 71.0% to $9.6 million
- Comparable restaurant-level operating margin increased from 17.1% to 18.8%
- General and administrative expenses continued to decline as a percentage of sales from 13.8% for fiscal year 2005 to 11.7% for fiscal 2006

We achieved these financial results in fiscal 2006 in spite of one of the most challenging operating environments for the casual restaurant industry. Higher gasoline prices, higher interest rates and higher commodity prices, among other things, have impacted the discretionary incomes of many consumers that visit casual dining restaurants. This challenging operating environment has continued into 2007.

Our strong value proposition is working extremely well in each of our markets as evidenced by our maintaining of loyal guests and the continued increase in new guest traffic. We believe that consumers are more likely to cut back on their patronage of mediocre "cookie-cutter mass market" casual dining concepts before they change their attitude about higher quality and more differentiated concepts such as Granite City that offer a better overall dining experience and value for the money.

During fiscal 2006, our revenue increased 61.1% to $58.3 million, driven by a 55.1% increase in total restaurant operating weeks resulting from the opening of seven new restaurants, and a 5.5% increase in same-store sales. General and administrative expenses fell to 11.7% of sales (which includes non-cash stock-based compensation expense of $1,030,034) for fiscal 2006 from 13.8% for fiscal 2005 (which includes non-cash stock-based compensation expense of $12,780). This decline represented continued progress in leveraging general and administrative expenses across a greater number of restaurants. The net loss for fiscal 2006 was $5.5 million or $(0.42) per share.

We are a high-growth restaurant company and we believe we have our best growth, earnings and valuation opportunities in front of us. As we are well into 2007, we continue to maintain a high-growth rate of new restaurants and focus upon improving unit economics both at the cost of sales level and in labor to increase our restaurant-level margins. Our current restaurant-level margins are strong but we believe they will be even stronger over the next 12 to 18 months.

If you look at us today and compare us to what we will look like a year from now or even from a 2007 run-rate perspective based on historical average unit volumes, you will see a totally different company. If you consider our average unit sales volume, our run rate in sales alone for 2007 will increase our company to a $100 million plus revenue company with strong earnings potential as a result of both operating and financial leverage and our continued focus on improving restaurant-level margins.

Fiscal 2006 was a year in which we focused most of our key initiatives on continuing to grow the Granite City concept into new markets. We opened new restaurants in Kansas City, Missouri, Wichita, Kansas, Omaha, Nebraska, and Madison, Wisconsin along with two additional restaurants in the greater Twin Cities area of Minnesota – St. Louis Park and Roseville. Each of these restaurants opened to strong demand. These indicators demonstrate the power of the Granite City brand and prove to us that our concept can work well in both urban markets and less dense markets.

In order to achieve our goal of growth in total restaurant operating weeks, we plan to open up to seven restaurants in 2007 and between seven and eight restaurants in 2008. In 2007, we will continue to penetrate new markets including the greater Chicago markets of Rockford and Orland Park, the St. Louis area of Creve Coeur and Ft. Wayne, Indiana.

Our menu continues to be one of our strongest assets with a breadth and depth that works well in all of our markets. We continue to provide innovative selections with a strong core menu of 85 items along with a regular special menu. Our weekly specials along with our Sunday brunch account for a healthy 11% of our revenue. In 2007, we introduced a line of flat-bread pizzas that are attractively priced and distinctly presented. These pizzas complement our proprietary hand-crafted beers and this new menu category highlights the excellent menu development provided by our culinary research and development team.

Our hand-crafted beers which also help differentiate us from the low-end casual restaurant chains continue to be a strong cornerstone to our concept. In January 2007, we received notice from the United States Patent Office of allowance of our patent application for our proprietary beer brewing process. This patent protects our brewing process and allows us to remove the traditional high investment requirements and operational complexities associated with serving hand-crafted beers in restaurants. This technology allows us to brew great hand-crafted beers without having a full-line of expensive brewing equipment in each restaurant. Nor is a brew master required in each restaurant. Unlike some of our competitors, we don't need to use costly distributors or contract with other manufacturers to produce our hand-crafted beers. In summary, our brewing process is a significant asset that provides a competitive barrier to entry and allows us to produce great beer at roughly half the cost of the major retail beers.

In conclusion, Granite City achieved solid growth, financial and operational results in fiscal 2006. Thanks to the contributions of each member of our restaurant operations team, we continue to enjoy strong sales for both our new and established restaurants. This is the result of a lot of hard work and dedication. We believe we have set the foundation to build Granite City to be a national restaurant chain. With continued emphasis on taking care of our guests each and every day, expansion of our concept in a controlled manner, and continued focus on improving our restaurant margins and driving toward profitability, we believe our best years are ahead of us. On behalf of the Board of Directors, I would like to express my gratitude to our shareholders, restaurant guests and staff members for their ongoing support. The management team and our entire restaurant operations team are energized in anticipation of even more productive years as we move forward together.

Best Regards,



Steven J. Wagenheim
President and Chief Executive Officer
September 5, 2007

This report contains certain forward-looking statements of expected future developments, as defined in the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this report refer to our expectations regarding continuing operating improvement and other matters. These forward-looking statements reflect our expectations and are based on currently available data; however, actual results are subject to future risks and uncertainties, which could materially affect actual performance. Risks and uncertainties that could affect such performance include those set forth under "Risk Factors" in the attached Form 10-K.

Included in this report, we have provided certain non-GAAP financial measures, including references to restaurant-level operating margin and adjusted financial measures including comparable restaurant results. For additional information, including a reconciliation from GAAP financial measures to non-GAAP financial measures, please review the "Non-GAAP Financial Measures" section located at the end of this report.

(This page has been left blank intentionally.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 26, 2006.

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____ to ____.

Commission file number 000-29643

GRANITE CITY FOOD & BREWERY LTD.

(Exact name of registrant as specified in its charter)

Minnesota (State or other jurisdiction of incorporation or organization)	**41-1883639** (I.R.S. Employer Identification No.)
5402 Parkdale Drive, Suite 101 **Minneapolis, Minnesota** (Address of principal executive offices)	**55416** (Zip Code)

(952) 215-0660
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	NASDAQ Capital Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 27, 2006, the aggregate market value of the registrant's common stock held by non-affiliates (assuming for the sole purpose of this calculation, that all directors and officers of the registrant are "affiliates") was $38,409,560 (based on the closing sale price of the registrant's common stock as reported on the NASDAQ Capital Market). The number of shares of common stock outstanding at that date was 13,226,526 shares.

The number of shares of common stock outstanding as of April 13, 2007 was 15,991,767.

DOCUMENTS INCORPORATED BY REFERENCE

None.

GRANITE CITY FOOD & BREWERY LTD.
FORM 10-K ANNUAL REPORT
FOR THE FISCAL YEAR ENDED DECEMBER 26, 2006

TABLE OF CONTENTS

This Annual Report contains forward-looking statements that involve risks and uncertainties. The statements contained in this Annual Report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, without limitation, statements relating to future economic conditions in general and statements about the future:

- *Strategy and business;*
- *Development plans and growth;*
- *Sales, earnings, income, expenses, operating results, profit margins, capital resource needs and competition;*
- *Ability to obtain and protect intellectual property and proprietary rights.*

All of these forward-looking statements are based on information available to us on the date of filing this Annual Report. Our actual results could differ materially. The forward-looking statements contained in this Annual Report, and other written and oral forward-looking statements made by us from time to time, are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in Item 1A of this report entitled "Risk Factors."

PART I

Item 1. Business.

Overview

We are a Modern American upscale casual restaurant chain. As of February 1, 2007, we operated 18 restaurants in eight Midwestern states featuring on-premises breweries under the name of Granite City Food & Brewery. We believe our menu features affordable yet high quality family favorite menu items prepared from made-from-scratch recipes and served in generous portions. We believe that the sophisticated yet unpretentious restaurants, proprietary food and beverage products, attractive price points and high service standards combine for a great dining experience. The location of each restaurant and the month and year of its opening appear in the following chart:

Unit	Location	Opened
1	St. Cloud, Minnesota	June 1999
2	Sioux Falls, South Dakota	December 2000
3	Fargo, North Dakota	November 2001
4	Des Moines, Iowa	September 2003
5	Cedar Rapids, Iowa	November 2003
6	Davenport, Iowa	January 2004
7	Lincoln, Nebraska	May 2004
8	Maple Grove, Minnesota	June 2004
9	Wichita, Kansas	July 2005
10	Eagan, Minnesota	September 2005
11	Kansas City, Missouri	November 2005
12	Kansas City, Kansas	January 2006
13	Olathe, Kansas	March 2006
14	West Wichita, Kansas	July 2006
15	St. Louis Park, Minnesota	September 2006
16	Omaha, Nebraska	October 2006
17	Roseville, Minnesota	November 2006
18	Madison, Wisconsin	December 2006

We developed the foregoing restaurants using proceeds from the sale of our securities, building and equipment financing and cash flow from operations. We built units 4-9, 11-14 and 16-18 based upon the prototype we developed in early 2003. In 2004 and 2005, we retrofitted units 1-3 to conform to this prototype model. In 2005 and 2006, we developed units 10 and 15, respectively, which were conversions of existing restaurants. With the exception of units 1-3 and 15, we developed all of our units under our multi-site development agreement with a commercial developer that provides us with assistance in site selection, construction management and financing for new restaurants. Under this agreement, we lease the land and building of each new restaurant from our developer.

We operate a beer production facility which facilitates the initial stage of our brewing process—the production of non-alcoholic wort —using our patented brewing process called Fermentus Interruptus™. We believe that Fermentus Interruptus and the use of a centrally located beer production facility improves the economics of microbrewing as it eliminates the initial stages of brewing and storage at multiple locations, thereby reducing equipment and development costs at new restaurant locations. Additionally, having a common starting point for the production of wort creates consistency of taste for our product from unit to unit. The wort produced at our beer production facility is transported by truck to the fermentation vessels at each of our restaurants where the brewing process is completed. We believe that our current beer production facility, which was opened in June 2005, has the capacity to service 30 to 35 restaurant locations.

We operate Granite City University where the training of each of our managers takes place under the instruction of full-time, dedicated trainers. Our eight-week training program consists of both "hands on" as well as classroom training for all aspects of management. All salaries of our managers in training and our trainers as well as all related costs incurred at Granite City University are recorded as a component of corporate general and administrative costs. In January 2006, we relocated Granite City University from our Des Moines restaurant to our Maple Grove restaurant.

We utilize a new store opening team which consists of experienced restaurant managers who are dedicated to the opening of our new restaurants. Generally, this team arrives at a new restaurant site two to three months in advance of the restaurant opening date and coordinates all staffing and training matters for that new restaurant. We believe that a dedicated team delivers a more disciplined opening process and ensures adherence to our company's exacting standards and culture. We formed our new store opening team in July 2005.

We maintain a website at www.gcfb.net, which is also accessible through www.gcfb.com. We make available on our website, free of charge, our annual, quarterly and current reports, and all amendments to those reports, as soon as reasonably practicable after that material is electronically filed with, or furnished to, the Securities and Exchange Commission. Our Code of Business Conduct and Ethics and key committee charters are also available on our websites and in print upon written request to Granite City Food & Brewery Ltd., 5402 Parkdale Drive, Suite 101, Minneapolis, Minnesota 55402, Attention: Investor Relations. Unless otherwise indicated, we do not intend to incorporate the contents of our websites into this Annual Report or any other document filed with the Security and Exchange Commission.

We were incorporated on June 26, 1997, as a Minnesota corporation and became a publicly traded company in June 2000. Our corporate offices are located at 5402 Parkdale Drive, Suite 101, Minneapolis, Minnesota 55416, and our telephone number is (952) 215-0660.

Our Granite City Food & Brewery Concept and Business Strategy

Our objective is to develop and operate successful restaurants by consistently exceeding our guests' expectations in product, service and overall dining experience, thereby becoming a leader in the casual dining industry. We continue to pursue consistent, long-term growth in unit and overall company earnings in an effort to provide returns for our shareholders. Our Granite City Food & Brewery concept targets a broad guest base by incorporating two popular national dining preferences: high quality, casual, value-priced food, and fresh, handcrafted, quality beers. We believe this concept differentiates us from many of our competitors, who feature pre-prepared, smaller portioned food items and mass-produced, pre-packaged beers. The principal elements of our concept and business strategy are as follows:

- *Offer a Broad Selection of Quality Foods at Reasonable Prices.* Granite City Food & Brewery restaurants feature quality food items prepared from scratch daily, based upon hearty Midwestern fare infused with Southwestern, Cajun and California influences. We place a heavy emphasis on freshness, variety, generous portions and attractive presentation. We feature many items designed with our handcrafted beers in mind, both as ingredients and to accompany meals. Our menu is strategically tailored for patrons who tend to have greater price sensitivity toward lunch items than dinner items. When a guest opens the menu, he or she finds a special section of lunch selections featured at prices that provide a premium meal at a special value for midday diners.

- *Offer Old World, Classic Beers Made with an Efficient Brewing Process.* We brew ales and lagers in the Old World tradition. Our array of craftbrewed beers is distinguishable from other domestically produced beers by its freshness, flavor and brewing styles. We permanently offer on tap four unique handcrafted beers which are produced from the highest quality ingredients. Additionally, we produce seasonal and special ales and lagers handcrafted to promote special events.

- *Create a Fun, Energetic Atmosphere and Destination Dining Experience.* We focus on providing the Granite City guest with a fun, warm and energetic atmosphere. Our restaurant interiors are spacious, open settings designed to create an environment that is upscale, casual and unpretentious. Guests may watch the brewing process and see food preparation in our open display kitchens, or watch sporting events or other entertainment on the many televisions throughout our dining and bar areas. We celebrate the art of brewing and cooking by showcasing our breweries and kitchens.

- *Create a Passionate Culture of Service.* We foster a passionate culture of guest service among employees, by emphasizing guest service and a comfortable dining experience provided by a knowledgeable, energetic staff. Our intense employee training and supervision is designed to develop motivated, service-oriented employees who strive to deliver strong customer satisfaction. Our employees are trained to understand how our foods are flavored and prepared, and to describe our handcrafted beers in order to introduce guests to the Granite City concept. We have a store-level management presence during all business hours to maintain a high level of service at all times and to support our employees in ensuring guest satisfaction.

- *Achieve Attractive Restaurant and Microbrewery Economics.* We believe that our restaurant-microbrewery concept and the pricing of our products fit well in our existing markets and the markets we have targeted for expansion. We also believe that we have the ability to achieve attractive economics through the sale of higher margin menu items such as our handcrafted beers.

- *Pursue Deliberate and Careful Expansion.* We continue to pursue a disciplined expansion strategy in markets where we believe our concept will have broad appeal and attractive restaurant-level economics. We believe that continued growth in the Midwest will allow us to achieve attractive economics by establishing name recognition and product branding throughout the region.

Existing and Proposed Locations

As of February 1, 2007, we operated 18 Granite City Food & Brewery restaurants as set forth in "Description of Business—Overview." Our prototypical restaurant consists of an approximately 9,450 square foot facility conveniently located just off one or more interstate highways and is centrally located within the respective area's retail, lodging and transportation activity. Our restaurants have open atmospheres with exposed ceilings as well as floor-to-ceiling window systems creating expansive views of patio areas used for dining during warm weather months. This window treatment allows activity to be viewed both inside and outside the restaurant and creates a bright, open environment. We use granite and other rock materials along with natural woods and glass to create a balanced, clean, natural interior feel. The interiors are accented with vintage photographs of the local area brewing industry, as well as historical photos of the community landscape. We believe our design creates a fun and energetic atmosphere that promotes a destination dining experience.

We plan to continue using our prototypical model as we open future restaurants under our multi-site development agreement; however, where appropriate, we may convert existing restaurants to our Granite City concept. Additionally, we intend to explore alternative restaurant designs to reduce the cost of our initial capital investment and we may alter our model to meet various state and local regulatory requirements, including, but not limited to, pollution control requirements, liquor license ordinances and smoking regulations. Based upon our existing prototype, we anticipate that pre-opening costs and the initial purchase of furniture, fixtures and equipment will require an investment by us of approximately $1.0 million to $1.6 million for each new restaurant. We anticipate that our new restaurants will require an investment by our developer of approximately $3.0 million to $4.5 million each for land and building. We expect these costs will vary from one market to another based on real estate values, zoning regulations, labor markets and other variables.

We developed our existing restaurants using proceeds from the sale of our securities, building and equipment financing and cash flow from operations. We built units 4-9, 11-14 and 16-18 based upon the prototype we developed in early 2003. In 2004 and 2005, we retrofitted units 1-3 to conform to this prototype model. In 2005 and 2006, we developed units 10 and 15, respectively, which were conversions of existing restaurants. With the exception of units 1-3 and 15, we developed all of our units under our multi-site development agreement with a commercial developer that provides us with assistance in site selection, construction management and financing for new restaurants. Under this agreement, we lease the land and building of each new restaurant from our developer.

We intend to open eight new restaurants in 2007 and have entered into agreements or are in negotiations for locations in Illinois, Arkansas, Missouri and Minnesota.

Development Agreement

In October 2002, we entered into the above-referenced development agreement with Dunham Capital Management L.L.C. ("Dunham") for the development of restaurants. Dunham is controlled by Donald A. Dunham, Jr., who is a member of DHW Leasing, L.L.C. ("DHW") and an affiliate of Granite Partners, L.L.C. ("Granite Partners"), a beneficial owner of less than 2% of our securities. The development agreement gives Dunham the right to develop, construct and lease up to 22 restaurants for us prior to December 31, 2012. We are not bound to authorize the construction of restaurants during the term of the development agreement, but generally cannot use another developer to develop or own a restaurant as long as the development agreement is in effect. We can use another developer if Dunham declines to build a particular restaurant, if the agreement is terminated because of a default by Dunham, or if our company is sold or merged into another company. In the case of a merger or sale of our company, the development agreement may be terminated. As of February 1, 2007, 14 restaurants had been constructed for us under this development agreement.

The development agreement provides for a cooperative process between Dunham and our company for the selection of restaurant sites and the development of restaurants on those sites, scheduling for the development and construction of each restaurant once a location is approved, and controls on the costs of development and construction using bidding and guaranteed maximum cost concepts. The development agreement provides that restaurants are leased to us on the basis of a triple net lease. The rental rate of each lease is calculated using a variable formula which is based on approved and specified costs of development and construction and an indexed interest rate. The term of each lease is 20 years with five five-year options to renew. Instead of renewing, we may purchase the restaurant real estate for the fair market value during the last year of the original term..

Generally, the land portion of the leases we enter into with Dunham is classified as an operating lease because the fair value of the land is more than 25% of the leased property at the inception of the lease. The building portion of the leases is classified as a capital lease because its present value is greater than 90% of the estimated fair value at the beginning of the lease. As such, payments made to Dunham for the land portion of the leases are classified as rent expense while payments made for the building portion of the leases are classified as principal and interest on a capital lease.

The selection of our Granite City locations has been and will continue to be based upon criteria which we have determined are important for restaurant development. These criteria include minimum "trade area" populations, proximity to regional retail, entertainment, financial and educational hubs, as well as excellent accessibility and visibility.

In September 2006, we entered into an amendment of this development agreement that applies to our Omaha, Madison and Roseville restaurants as well as all future restaurants built under the development agreement. Under the terms of the amendment, in lieu of previously negotiated future adjustments to restaurant lease rates, lease rates would be increased by 10% commencing on the fifth anniversary of each lease and on each five-year anniversary thereafter.

Dunham also has the right to sell the underlying land and building to third parties or assign our leases. As of February 1, 2007, Dunham had sold three of our restaurant sites to third parties. The assignment or sale of a lease by Dunham has had no material impact on our operations.

Menu

At the core of our concept is our 85-item menu complemented by fresh, handcrafted beers. Our menu is committed to full flavored ingredients and is based on the preparation of distinctive items not generally featured on restaurant chain menus. We create new menu items and weekly specials on a regular basis. All menu items are staff and guest-tested, then refined before menu implementation.

Our menu is strategically tailored for patrons who tend to have greater price sensitivity toward lunch items than dinner items. When our menu is opened, our guests find a special section of lunch selections featured at prices currently ranging from $4.99 to $7.49, providing a premium meal at a special value for midday diners. We also offer signature selections, meals which are marketed as our chefs' personal favorites. These selections provide our guests with an opportunity to treat themselves to the highest quality Granite City Food & Brewery has to offer. Our overall menu prices currently range from

$3.99 for appetizers to $20.99 for our BBQ Pork Ribs. Most of our 85 menu items currently range from $8.00 to $14.00. Our check per person typically ranges from $11.00 to $13.00.

Some of our more popular items include our Granite City Ale and Cheddar Soup, Chicken Caesar Chalupa, Grilled Chicken and Bruschetta Salad, Chinese Pasta Salad, Grilled London Broil with Bourbon Onion Sauce, Southern Fried Chicken Breast Sandwich (marinated in buttermilk and Cajun spices), Honey Rosemary Filet Mignon and Granite City Walleye. We currently offer up to five special menu items weekly, ranging from appetizers to salads and entrees. This approach allows us to be innovative, keeping our menu fresh and interesting. Approximately 10% of food sales are generated through weekly specials. We also solicit input from guests regarding our menu offerings.

To ensure that we are serving food of consistently high quality, we have developed quality control practices, including (a) the participation by each member of our kitchen staff in a thorough training program, (b) the development of strict specifications that ensure that only high quality ingredients are used in our food and (c) the requirement that each shift of cooking personnel consistently prepare each menu item. Furthermore, we utilize a test kitchen in Minneapolis which provides a facility for our Executive Chef to develop new menu offerings. We believe through these efforts that we are able to consistently provide a superior value-oriented dining experience for our guests.

Purchasing

We strive to obtain consistent, high-quality ingredients for our food products and brewing operations at competitive prices from reliable sources. To attain operating efficiencies and to provide fresh ingredients for our food and beverage products while obtaining the lowest possible prices for the required quality, we control such purchasing by buying from a variety of national, regional and local suppliers at negotiated prices. Most food products are shipped from a central distributor directly to our restaurants four or more times per week. Produce is delivered four or more times per week from local distributors to ensure product freshness. We do not maintain a central food product warehouse. As is typical in our industry, we do not have any long-term contracts with our food or brewing ingredient suppliers. We purchase ingredients for our brewing operations from a variety of foreign and domestic suppliers at negotiated prices. We have not experienced significant delays in receiving food products, brewing ingredients, restaurant supplies or equipment. As the number of our restaurants increases, we expect to gain greater leverage in the purchasing of food and brewing products.

Brewing Operations—Fermentus Interruptus

Our flagship brews consist of four styles available every day. In addition, we also produce specialty or seasonal beers which are designed to attract beer enthusiasts. Seasonal ales are often tied to particular events including Oktoberfest, St. Patrick's Day, Christmas and Easter. Further, some seasonal beers may be tied to other promotions or particular events including college events and major sales promotions. This ability to craft beers to our events that builds customer appeal and provides customers with a different feel or experience on subsequent visits, which we believe promotes strong repeat business.

We have created a brewing process that we believe improves the quality, consistency and efficiency of serving handcrafted brews at multiple locations. This process, Fermentus Interruptus, enables us to keep our high quality product intact while enhancing overall profitability. We believe that Fermentus Interruptus provides us with a distinct competitive advantage because it fits our development strategy of clustering our locations within geographic regions to maximize operational efficiencies.

The brewing process begins at a single location at our beer production facility in Ellsworth, Iowa where wort is produced. This non-alcoholic liquid is then transported by truck to the fermentation vessels at each of our restaurant locations. It is then fermented by adding yeast to complete the brewing process. We use fresh malted barleys, wheats and rye as well as various hops, which we purchase from a variety of sources in Europe and North America. We believe this process will allow us to service approximately 30 to 35 locations from one wort production site.

We believe that Fermentus Interruptus improves the economics of our microbrewing process by eliminating the initial stages of brewing and storage at multiple locations, thereby reducing equipment and development costs at new restaurant locations. Having a common starting point for our initial brewing process creates consistency of taste for our product from unit to unit. Because the initial stages of brewing are under the direction of a single brewing team and have a single water source, consistency of product is further maintained. We believe that Fermentus Interruptus gives us the ability to maintain attractive unit level economics while maintaining the consistency of our Old World beers.

In January 2007, we were granted a patent by the United States Patent and Trademark Office for this proprietary beer brewing process. This patent covers the method and apparatus for maintaining a centralized facility for the production of unfermented and unprocessed hopped wort (one of the last steps of the beer brewing production process) which is then transported to our restaurant fermentation tanks where it is finished into beer.

We supplement our microbrewed products with national and international brands of beer served in bottles at each of our locations. This allows us to cater to a larger variety of beer enthusiasts.

Dedicated Guest Service

We are committed to guest satisfaction. From the moment a guest walks through the door, he or she is treated and served in a professional, attentive manner. We understand the critical importance of our attention to detail and seek to create and maintain an exceptional service-oriented environment. We conduct daily pre-shift meetings, track service audits and assign manageable table stations in order to create a system of effective service and assure guest satisfaction. Our service is based on a team concept. Guests are made to feel that any employee can help them, and that they are never left unattended.

Marketing

We focus our business strategy on providing high-quality, Modern American cuisine prepared by an attentive staff in a distinctive environment at a great value. By focusing on the food, service and ambiance of each of our restaurants, we have created an environment that fosters repeat patronage and encourages word-of-mouth recommendations. We believe word-of-mouth advertising and taking care of each of our guests are key components in driving guests' initial and subsequent visits.

Management Information Systems and Operational Controls

We utilize an integrated information system to manage the flow of information within each restaurant and between the restaurants and the corporate office. This system includes a point-of-sales network that helps facilitate the operations of the restaurant by recording sales transactions and printing orders in the appropriate locations within the restaurant. Additionally, the point-of-sales system is utilized to authorize, batch and transmit credit card transactions, to record employee time clock information, to schedule labor and to produce a variety of management reports. Select information that is captured from this system is transmitted to the corporate office on a daily basis, which enables senior and field management to continually monitor operating results. We believe that our current point-of-sales system will be an adequate platform to support our continued expansion.

Our restaurants use personal computer systems that are integrated with management reporting systems which enable us to monitor restaurant sales and product and labor costs on a daily basis. Financial controls are maintained through a centralized accounting system. Our monthly financial statements are generated within a relatively short period of time so that management may review and respond to requirements in a timely fashion. We continuously monitor sales, product costs, labor costs, operating expenses and advertising and promotional expenses. We believe that our system of operational controls is adequate for our planned expansion.

Management and Employees

As of February 1, 2007, we had approximately 2,150 employees, representing approximately 1,300 full time employees and approximately 850 part time employees.

Restaurant Employees

Our ability to effectively manage restaurants in multiple geographic areas will be critical to our success. We operate Granite City University where the training of each of our managers takes place. Our eight-week training program consists of both "hands on" as well as classroom training for all aspects of management. Store-level management teams consist of a general manager, a kitchen manager and generally eight to ten assistant managers. Each member of our restaurant management team is cross-trained in all operational areas and receives incentive bonuses based upon financial and qualitative performance criteria.

Each Granite City restaurant employs approximately 125 hourly employees, approximately 80% of whom are part time. All employees are trained and follow tenured employees for a period of time before they are scheduled to work independently.

We actively recruit and select individuals who share our passion for a high level of guest service. Multiple interviews are used to aid in the selection of new employees at all levels. We believe we have developed a competitive compensation package for our restaurant management teams. This package includes a base salary, competitive benefits and participation in a management incentive plan that rewards the management teams for achieving performance objectives. It is our policy to promote from within, but at our current stage of growth, we supplement this policy with employees from outside our organization as we open restaurants in new markets.

Corporate Employees

As of February 1, 2007, we had 31 corporate-level employees. Our store-level management teams are managed by three regional directors of operations. As we grow and expand geographically, we expect to add additional employees, including additional regional directors of operations, to ensure proper management, support and controls. In general, a regional director of operations can oversee five to six restaurants. Our regional directors of operations receive incentive bonuses based upon financial and qualitative performance criteria.

Hours of Operation

Our restaurants are open seven days a week from 11:00 a.m. to 11:00 p.m., Monday through Saturday, and from 10:00 a.m. to 10:00 p.m. on Sunday. On Sundays, beginning at 10:00 a.m., we offer a buffet style brunch, featuring both breakfast and lunch items, which follows our high quality standards and price/value relationship. We are open on selected holidays.

Government Regulation

Our restaurants are subject to regulation by federal agencies and to licensing and regulation by state and local health, sanitation, building, zoning, safety, fire and other departments relating to the development and operation of restaurants. These regulations include matters relating to environmental, building, construction and zoning requirements and the preparation and sale of food and alcoholic beverages. Additionally, since we operate brewing facilities at our restaurants, we are subject to a number of specific state and local regulations that apply to the ownership and the operation of microbreweries. Our facilities are licensed and subject to regulation under state and local fire, health and safety codes.

Each of our restaurants is required by a state authority and, in certain locations, county and/or municipal authorities, to obtain a license to brew beer and a license to sell beer, wine and liquor on the premises. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of each of our restaurants, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, and storage and dispensing of alcoholic beverages. Our failure to receive or retain a license in a particular location could adversely affect that restaurant and our ability to obtain such a license elsewhere. We have not encountered any material difficulties in obtaining or retaining alcoholic beverage licenses to date; however, following discussions with the Kansas Alcoholic Beverage Control Division, which regulates the licensure and ownership of microbreweries in Kansas, we transferred the operation of each of our Kansas restaurants to a separate corporation to comply with Kansas statutes and regulations. For additional information regarding the ownership structure used in Kansas to satisfy the licensing statutes of that state, see Note 1 to our financial statements entitled "Summary of significant accounting policies."

We are subject to "dram-shop" statutes in the states in which our restaurants are located. These statutes generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated individual. We carry liquor liability coverage as part of our existing comprehensive general liability insurance, which generally covers us for $1,000,000 per occurrence. We believe our coverage is consistent with coverage carried by other entities in the restaurant industry.

Our operations are also subject to federal and state laws governing such matters as wages, working conditions, citizenship requirements and overtime. Some states have set minimum wage requirements higher than the federal level. Specifically, Minnesota and Wisconsin, where we currently operate restaurants and plan on opening additional restaurants, have minimum wages that are higher than the federal level. Additionally, Illinois, where we plan to open new restaurants in 2007, has a state minimum wage that is higher than the federal level. Significant numbers of hourly personnel at our other restaurants are paid the federal minimum wage and, accordingly, increases in the minimum wage will increase labor costs.

Beer and Liquor Regulation

Licensing Requirements

We must comply with federal licensing requirements imposed by the United States Department of Treasury, Alcohol and Tobacco Tax and Trade Bureau, as well as the licensing requirements of states and municipalities where our restaurants are located. Failure to comply with federal, state or local regulations could cause our licenses to be revoked and force us to cease the brewing and/or sale of our beer. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Management believes that our company is operating in substantial compliance with applicable laws and regulations governing our operations.

Excise Taxes

The federal government currently imposes an excise tax of $18.00 on each barrel of beer produced for domestic consumption in the United States. However, each brewer with production of not more than 2,000,000 barrels per year is taxed only $7.00 per barrel on the first 60,000 barrels produced annually. If company-wide production increases to amounts over 60,000 barrels per year or if the small brewer's credit is reduced or eliminated, there will be an increase in our average federal excise tax rate.

Each of the states in which we currently do business imposes an excise tax based on the amount of beer that has been filtered and sent to the tax-determination vessels. The amounts of such taxes vary by state and range from $1.00 to $9.61 per barrel. We anticipate similar excise taxes will be imposed by states in which we build future restaurants.

Limits on Production

Most states regulate microbreweries and maintain limits on beer production. Additionally, certain states include restrictions on beer sales and beer purchases. While regulations vary from state to state, in the states in which we do business, the production limits range from 3,500 to 10,000 barrels per year. We believe we can operate our existing Granite City locations without violating such restrictions. Although states into which we enter may also limit the amount of beer production to a specific number of barrels per year, we believe that we will be able to expand pursuant to our strategic plan without violating such production limits.

Competition

The restaurant industry is intensely competitive. We positioned the Granite City concept in the high-quality casual dining segment. In our current and proposed markets, we compete with established local restaurants, established national chains such as TGI Friday's, Applebee's, Outback Steak House, Biaggi's, Bennigan's, Champps Americana, Timberlodge Steak House, Chilis, Olive Garden, Red Lobster, as well as Rock Bottom and Hop's, which also have on-premises brewing. Throughout the United States, including markets we have targeted for expansion, there are micro-breweries of various sizes and qualities, some of which feature food. Competition in our industry segment is based primarily upon food and beverage quality, price, restaurant ambience, service and location. We believe we compare favorably with respect to each of these factors and intend to emphasize our quality food and specialty handcrafted beers. We compete with a number of well-established national, regional and local restaurants which have substantially greater financial, marketing, personnel and other resources than we do. We also compete with many other retail establishments for site locations.

Trademarks, Service Marks and Patents

We have a federal registration of the trademark "GC Granite City Food & Brewery." We have an application pending for federal registration of the trademark "Fermentus Interruptus." We have registered in Minnesota the trademarks "Granite City Food & Brewery," "Brother Benedict's Mai Bock," "Victory Lager," "Pride of Pilsen," "Northern Light" and "Duke of Wellington." Federal and state trademark registrations continue indefinitely, so long as the trademarks are in use and periodic renewals and other required filings are made.

In January 2007, the United States Patent and Trademark Office granted us a patent for our proprietary beer brewing process. This patent covers the method and apparatus for maintaining a centralized facility for the production of unfermented and unprocessed hopped wort (one of the last steps of the beer brewing production process) which is then transported to our restaurant fermentation tanks where it is finished into beer.

Seasonality

We expect that our sales and earnings will fluctuate based on seasonal patterns. We anticipate that our highest sales and earnings will occur in the second and third quarters due to the milder climate and availability of outdoor seating during those quarters in our existing and proposed markets.

Executive Officers of the Registrant

The following table provides information with respect to our executive officers as of February 1, 2007. Each executive officer has been appointed to serve until his or her successor is duly appointed by the board or his or her earlier removal or resignation from office. There are no familial relationships between any director or executive officer.

Name	Age	Position with Company
Steven J. Wagenheim	53	President, Chief Executive Officer and Director
Timothy R. Cary	39	Chief Operating Officer—Restaurant Operations
Peter P. Hausback	47	Chief Financial Officer and Secretary
Monica A. Underwood	46	Corporate Controller and Assistant Secretary

Steven J. Wagenheim, President, Chief Executive Officer and director, is also one of our founders. Mr. Wagenheim has over 25 years of hospitality industry experience as corporate executive, owner/operator, manager and consultant for hotels, resorts, and individual and multi-unit restaurant operations. Mr. Wagenheim is the Chief Executive Officer and principal shareholder of New Brighton Ventures, Inc., an investment holding company that formerly operated a Champps Americana restaurant in New Brighton, Minnesota. Since 1989, Mr. Wagenheim has been involved in the expansion and operations of Champps restaurants, holding positions with Champps Entertainment, Inc., Champps Development Group, Inc. and Americana Dining Corporation.

Timothy R. Cary became our Chief Operating Officer—Restaurant Operations in December 2003. Mr. Cary has been involved in the restaurant industry for nearly 20 years. From October 1999 until December 2003, Mr. Cary served as our Vice President of Operations. From 1991 until 1999, he held a variety of management positions with the Champps Americana chain of restaurants.

Peter P. Hausback became our Chief Financial Officer in August 2006 and has served as Secretary since October 2006. Mr. Hausback served as a consultant and Vice President and Chief Accounting Officer of NightHawk Radiology Holdings, Inc. from June 2005 to August 2006. Prior to joining NightHawk, Mr. Hausback served as Vice President and Chief Financial Officer for WestCoast Hospitality Corporation, a provider of lodging (Red Lion Hotels) and entertainment services, from September 2002 to February 2005. From April 2001 to September 2002, Mr. Hausback served as Vice President and Chief Financial Officer of Britesmile, Inc. From 1992 to 2001, Mr. Hausback served in various management positions with Il Fornaio (America) Corporation, a restaurant and bakery chain, serving as its Vice President of Finance and Chief Financial Officer during the period that it was a public company. From 1987 to 1992, Mr. Hausback was an auditor with PriceWaterhouse LLP in San Francisco.

Monica A. Underwood has served as our Corporate Controller since April 2001 and Assistant Secretary since October 2006. Ms. Underwood also served as our Interim Chief Financial Officer from February 2003 to September 2005 and Secretary from February 2003 to October 2006. From May 1990 to April 2001, she was the Corporate Controller for iNTELEFILM Corporation, an entity engaged in television commercial production.

Item 1A. Risk Factors.

The following are certain risk factors that could affect our business, financial condition, results of operation or cash flows. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these risk factors could cause our actual results to differ materially from those expressed in any forward-looking statement. The risks we have highlighted below are not the only ones we face. If any of these events actually occur, our business, financial condition, operating results or cash flows could be negatively affected. We caution you to keep in mind these risk factors and to refrain from attributing undue certainty to any forward-looking statements, which speak only as of the date of this report.

Risks Related to Our Business

We have a history of losses and no assurance of future profitability. We have incurred losses in each of the last eight fiscal years. We had a net loss of $5,531,220 for the fiscal year ended December 26, 2006 and a net loss of $3,667,367 for the fiscal year ended December 27, 2005. As of December 26, 2006, we had an accumulated deficit of $16,191,066. We will incur additional losses until we are able to expand to a point at which we are able to leverage our operating expenses across a substantially larger revenue base. We cannot assure you that we will successfully implement our business plan. Even if we substantially increase our revenues, we cannot assure you that we will achieve profitability or positive cash flow. If we do achieve profitability, we cannot assure you that we would be able to sustain or increase profitability on a quarterly or annual basis in the future because our operating results can be affected by changes in guest tastes, the popularity of handcrafted beers, economic conditions in our markets, and the level of competition in our markets.

We may be unable to fund our significant future capital needs in the long-term and we may need additional funds sooner than anticipated. We will need to expend significant capital in order to open additional restaurants. If our available sources of liquidity are insufficient to fund our expected capital needs for 2007, or our needs are greater than anticipated, we will be required to raise additional funds in the future through public or private sales of equity securities or the incurrence of indebtedness. If we do not generate sufficient cash flow from current operations or if financing is not available to us, we will have to curtail projected growth, which could materially adversely affect our business, financial condition, results of operations or cash flows.

We cannot assure you that we will obtain financing on favorable terms or at all. If we elect to raise additional capital through the issuance and sale of equity securities, the sales may be at prices below the market price of our common stock, and our shareholders may suffer significant dilution. Debt financing, if available, may involve significant cash payment obligations, covenants and financial ratios that restrict our ability to operate and grow our business, and would cause us to incur additional interest expense and financing costs. Specifically, our future expansion may be delayed or curtailed:

- if future cash flows from operations fail to meet our expectations;

- if costs and capital expenditures for new restaurant development exceed anticipated amounts;
- if we incur unanticipated expenditures related to our operations;
- if we are unable to obtain acceptable equipment financing of restaurants; or
- if we are required to reduce prices to respond to competitive pressures.

Our business could be materially adversely affected if we are unable to expand in a timely and profitable manner. To continue to grow, we must open new restaurants on a timely and profitable basis. The capital resources required to develop each new restaurant are significant. We estimate that our cost of opening a new Granite City Food & Brewery restaurant currently ranges from $1.0 million to $1.6 million. Actual costs may vary significantly depending upon a variety of factors, including the site and size of the restaurant, conditions in the local real estate and employment markets, and leasing arrangements. If we do not generate the cash needed from operations and/or are not able to obtain sufficient debt and/or equipment financing, we may have to reduce or delay our planned 2007 openings. We will require further funding to open additional restaurants.

Even with adequate financing, we may experience delays in restaurant openings which could materially adversely affect our business, financial condition, results of operations or cash flows. Our ability to expand successfully depends upon a number of factors, some of which are beyond our control, including:

- identification and availability of suitable restaurant sites;
- competition for restaurant sites;
- availability of financing, including financing for the purchase or lease of restaurant and brewing equipment and leasehold improvements;
- securing required governmental approvals, licenses and permits;
- the availability of, and our ability to obtain, adequate supplies of ingredients that meet our quality standards; and
- recruitment of qualified operating personnel, particularly general managers and kitchen managers.

In addition, we contemplate entering geographic markets in which we have no operating experience. These new markets may have demographic characteristics, competitive conditions, consumer tastes and discretionary spending patterns different than those present in our existing markets, which may cause our new restaurants to be less successful than our existing restaurants.

Unanticipated costs or delays in the development or construction of our restaurants could prevent our timely and cost-effective opening of new restaurants. Our developer depends upon contractors for the construction of our restaurants. After construction, we invest heavily in leasehold improvements for completion of our restaurants. Many factors could adversely affect the cost and time associated with our development of restaurants, including:

- labor disputes;
- shortages of construction materials and skilled labor;
- management of construction and development costs of new restaurants;
- adverse weather;
- unforeseen construction problems;
- environmental problems;
- zoning problems;
- federal, state and local government regulations;

- modifications in design; and
- other unanticipated increases in costs.

Any of these factors could give rise to delays or cost overruns which may prevent us from developing additional restaurants within anticipated budgets and expected development schedules. Any such failure could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We may not be able to manage planned expansion. We face many business risks associated with our proposed growth, including the risk that our existing management, information systems and financial controls will be inadequate to support our planned expansion. We cannot predict whether we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and these systems and controls. Further, as we operate more restaurants, our rate of expansion relative to the size of our restaurant base will decline. If we fail to continue to improve management, information systems and financial controls, or if we encounter unexpected difficulties during expansion, our business, financial condition, operating results and cash flows could be materially adversely affected.

Our sales growth and profitability could be adversely affected if comparable restaurant sales are less than we expect. While future sales growth will depend substantially on our plans for new restaurant openings, the level of comparable store sales will also affect our sales growth and will continue to be a critical factor affecting our profitability. This is because the profit margin on comparable restaurant sales is generally higher than the profit margin on new restaurant sales, as comparable restaurant sales enable fixed costs to be spread over a higher sales base. While we do not expect comparable restaurant sales growth to continue at historical levels, our plans do incorporate positive comparable restaurant sales. It is possible that we will not achieve our targeted comparable restaurant sales growth or that the change in comparable restaurant sales could be negative. If this were to happen, sales and profitability would be adversely affected.

You should not rely on past increases in our average restaurant revenues or our comparable restaurant sales as an indication of future operating results because they may fluctuate significantly. A number of factors historically have affected, and are likely to continue to affect, our average restaurant revenues and/or comparable restaurant sales, including, among other factors:

- our ability to execute our business strategy effectively;
- initial sales performance by new restaurants;
- the timing of new restaurant openings and related expenses;
- levels of competition in one or more of our markets; and
- general economic conditions and consumer confidence.

Our average restaurant revenues and comparable restaurant sales may not increase at rates achieved over recent periods. Changes in our average restaurant revenues and comparable restaurant sales could cause the price of our common stock to fluctuate significantly.

We may be unable to recruit, motivate and retain qualified employees. Our success depends, in part, upon our ability to attract, motivate and retain a sufficient number of qualified employees, including trained brewing personnel, restaurant managers, kitchen staff and wait staff, to keep pace with our expansion schedule. Qualified individuals needed to fill these positions could be in short supply in one or more of our markets. In addition, our success depends upon the skill and experience of our restaurant-level management teams. Our inability to recruit, motivate and retain such individuals may delay the planned openings of new restaurants or result in high employee turnover in existing restaurants, either of which could have a material adverse effect on our business, financial condition, results of operations or cash flows. Additionally, competition for qualified employees could require us to pay higher wages and provide additional benefits to attract sufficient employees, which could result in higher labor costs.

The loss of key personnel could adversely affect our business. Our success depends to a significant extent on the performance and continued service of members of our senior management such as Chief Executive Officer Steve Wagenheim and Chief Operating Officer—Restaurant Operations Tim Cary and certain other key employees. Competition for employees with such specialized training and deep backgrounds in the restaurant industry is intense and we cannot assure you that we will be successful in retaining such personnel. In addition, we cannot assure you that employees will not leave or compete against us. If the services of any members of management become unavailable for any reason, it could adversely affect our business and prospects.

We may be unable to successfully compete with other restaurants in our markets. The restaurant industry is intensely competitive. There are many well-established competitors with greater financial, marketing, personnel and other resources than ours, and many of such competitors are well established in the markets where we have restaurants, or in which we intend to establish restaurants. Additionally, other companies may develop restaurants with similar concepts in our markets. Any inability to successfully compete with restaurants in our markets could prevent us from increasing or sustaining our revenues and result in a material adverse effect on our business, financial condition, results of operations or cash flows. We may also need to make changes to our established concept in order to compete with new and developing restaurant concepts that become popular within our markets. We cannot assure you that we will be successful in implementing such changes or that these changes will not reduce our profitability.

Changes in consumer preferences or discretionary consumer spending could negatively impact our results. Our operating results may be affected by changes in guest tastes, the popularity of handcrafted beers, general economic and political conditions and the level of competition in our markets. Our continued success depends, in part, upon the popularity of micro-brewed beers and casual, broad menu restaurants. Shifts in consumer preferences away from these beers and this dining style could materially adversely affect our future profitability. Also, our success depends to a significant extent on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. In a weak economy, our customers may reduce their level of discretionary spending which could impact the frequency with which our customers choose to dine out or the amount they spend when they do dine out, thereby reducing our revenues. Adverse economic conditions and changes in consumer preferences could reduce guest traffic or impose practical limits on pricing, either of which could materially adversely affect our business, financial condition, results of operations or cash flows.

Our operations depend upon governmental licenses or permits and we may face liability under dram shop statutes. Our business depends upon obtaining and maintaining required food service, liquor and brewing licenses for each of our restaurants. If we fail to hold all necessary licenses, we may be forced to delay or cancel new restaurant openings and close or reduce operations at existing locations. We must comply with federal licensing requirements imposed by the United States Department of Treasury, Alcohol and Tobacco Tax and Trade Bureau, as well as licensing requirements of states and municipalities where we operate restaurants. Failure to comply with federal, state or local regulations could cause our licenses to be revoked or force us to cease brewing and selling our beer. Typically, licenses must be renewed annually and may be revoked and suspended for cause at any time. State liquor and brewing laws may prevent or impede our expansion into certain markets. Although we do not anticipate any significant problems in obtaining required licenses, permits or approvals, any delays or failures to obtain required licenses, permits or approvals could delay or prevent our expansion in a particular area. We are at risk that a state's regulations concerning brewery restaurants or the interpretation of these regulations may change.

We may face liability under dram shop statutes. Our sale of alcoholic beverages subjects us to "dram shop" statutes in some states. These statutes allow an injured person to recover damages from an establishment that served alcoholic beverages to an intoxicated person. If we receive a judgment substantially in excess of our insurance coverage, or if we fail to maintain our insurance coverage, our business, financial condition, results of operations or cash flows could be materially adversely affected.

Health concerns or negative publicity regarding our restaurants or food products could affect consumer preferences and could negatively impact our results of operations. Like other restaurant chains, consumer preferences could be affected by health concerns or negative publicity concerning food quality, illness and injury generally, such as negative publicity concerning E. coli, "mad cow" or "foot-and-mouth" disease, publication of government or industry findings concerning food products served by us, or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants. This negative publicity may adversely affect demand for our food and could result in a decrease in customer traffic to our restaurants. A decrease in customer traffic to our restaurants as a result of these health concerns or negative publicity could materially adversely affect our business, financial condition, results of operations or cash flows.

If our distributors or suppliers do not provide food and beverages to us in a timely fashion, we may experience short-term supply shortages, increased food and beverage costs and quality control problems. We currently depend on a national food distribution service company to provide food and beverage products to all of our restaurants. We do not have long-term contractual arrangements with this distributor. If this national distributor, or other distributors or suppliers, cease doing business with us, we could experience short-term supply shortages in some or all of our restaurants and could be required to purchase food and beverage products at higher prices until we are able to secure an alternative supply source. If these alternative suppliers do not meet our specifications, the consistency and quality of our food and beverage offerings, and thus our reputation, guest patronage, revenues and results of operations, could be adversely affected. In addition, any delay in replacing our suppliers or distributors on acceptable terms could, in extreme cases, require us to remove temporarily items from the menus of one or more of our restaurants, which also could materially adversely affect our business, financial condition, results of operations or cash flows.

We are subject to all of the risks associated with leasing space subject to long-term non-cancelable leases. Our leases generally have initial terms of 20 years and generally can be extended only in five-year increments (at increased rates) if at all. All of our leases require a fixed annual rent, although some require the payment of additional rent if restaurant sales exceed a negotiated amount. Generally, our leases are "triple net" leases, which require us to pay all of the cost of insurance, taxes, maintenance and utilities. We generally cannot cancel these leases. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, as each of our leases expires, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close stores in desirable locations.

Compliance with changing regulation of corporate governance, public disclosure and financial accounting standards may result in additional expenses and affect our reported results of operations. Keeping informed of, and in compliance with, changing laws, regulations and standards relating to corporate governance, public disclosure and accounting standards, including the Sarbanes-

Oxley Act, as well as new and proposed SEC regulations, NASDAQ Stock Market rules and accounting standards, has required an increased amount of management attention and external resources. Compliance with such requirements may result in increased general and administrative expenses and an increased allocation of management time and attention to compliance activities. Additionally, changes to existing rules or current practices may adversely affect our reported financial results.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent registered public accounting firm. As directed by Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring public companies to include a report of management on internal control over financial reporting in their annual reports. In addition, the independent registered public accounting firm auditing a public company's financial statements must attest to and report on management's assessment of the effectiveness of the company's internal control over financial reporting as well as the operating effectiveness of the company's internal controls over financial reporting. We are evaluating our internal controls over financial reporting in order to allow our management to report on our internal controls as a required part of our annual report beginning with fiscal year 2007 and to allow our independent registered public accounting firm to attest to our internal controls as a required part of our annual report beginning with fiscal year 2008.

While we expect to expend significant resources during fiscal years 2007 and 2008 in developing the necessary documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act, there is a risk that we will not comply with all of the requirements imposed thereby. Because of the difficulty of measuring compliance adequacy, we cannot assure you that we will not receive an adverse opinion on our assessment of our internal controls over financial reporting and/or the operating effectiveness of our internal controls over financial reporting from our independent registered public accounting firm.

If we identify significant deficiencies or material weaknesses in our internal controls over financial reporting that we cannot remediate in a timely manner or we receive an adverse opinion from our independent registered public accounting firm with respect to our internal controls over financial reporting, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected.

In addition to the above, if our independent registered public accounting firm is unable to rely on our internal controls over financial reporting in connection with their audit of our financial statements, and in the further event that they are unable to devise alternative procedures in order to satisfy themselves as to the material accuracy of our financial statements and related disclosures, it is possible that we could receive a qualified or adverse audit opinion on those financial statements. In that event, the market for our common stock could be adversely affected.

Because the value of our business depends primarily upon intangible assets, such as our business concept and development strategy, the value of your investment could decrease significantly in the event of liquidation. Because we do not own the real estate at any of our existing locations, we only own the building at one existing location, we lease much of the equipment we use, and we do not plan to own the real estate or buildings in which our future restaurants will be located, our tangible assets mainly consist of inventory. Until we establish a history of earnings, the value of our business that could be realized upon liquidation is comprised of intangible assets, including our business concept, development strategy, intellectual property, trademarks, goodwill and employee know-how. If our business is not successful, the value of our intangible assets could decrease significantly. The value of your investment could decrease as a result.

Increases in state or federal minimum wage or required benefits could negatively impact our operating results. Various federal and state labor laws govern our relationship with our employees, including such matters as minimum wage requirements, overtime and working conditions. There have been increases in the federal and some state minimum wage requirements, and there may be additional increases in the future. A substantial majority of employees working in our restaurants receive salaries equal to the applicable minimum wage, and future increases in the minimum wage will increase our operating expenses. In addition, some states have periodically proposed laws that would require companies such as ours to provide health benefits to all employees. Additional governmental mandates such as an increased minimum wage, an increase in paid leaves of absence, extensions of health benefits or increased tax reporting and payment requirements for employees who receive gratuities, could negatively impact our operating results.

Limitations in our insurance coverage could adversely affect our operations in certain circumstances. We have comprehensive insurance, including workers' compensation, general liability, fire and extended coverage and property insurance. However, there are certain types of losses which may be uninsurable or not economically insurable. Such hazards may include earthquake, hurricane, flood losses and employee practices. If such a loss should occur, we would, to the extent that we are not covered for such loss by insurance, suffer a loss of the capital invested in, as well as anticipated profits and/or cash flow from, such damaged or destroyed properties. Punitive damage awards are generally not covered by insurance; thus, any awards of punitive damages as to which we may be liable could adversely affect our ability to continue to conduct our business, to expand our operations or to develop additional restaurants. We cannot assure you that any insurance coverage we maintain will be adequate, that we can continue to obtain and maintain such insurance at all, or that the premium costs will not rise to an extent that they adversely affect us or our ability to economically obtain or maintain such insurance.

Risks Related to our Securities

Fluctuations in our operating results may decrease the price of our securities. Our operating results may fluctuate significantly because of several factors, including the timing of new restaurant openings and related expenses, profitability of new restaurants, increases or decreases in comparable restaurant sales, general economic conditions, consumer confidence in the economy, changes in consumer preferences, competitive factors and weather conditions. Consequently, our operating results may fall below the expectations of public market analysts and investors for any given reporting period. In that event, the price of our securities would likely decrease.

Shareholders may have difficulty selling our common stock. We cannot assure you of an active public market for our common stock. Selling our common stock may be difficult because of the quantity of securities that may be bought and sold, the possibility that transactions may be delayed, and a low level of security analyst and news media coverage. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our common stock.

Our existing shareholders have significant control which could reduce your ability to receive a premium for your shares through a change in control. As of February 1, 2007, our directors and executive officers, as a group, beneficially owned approximately 20.6% of our common stock. As a result, they are able to control our company and direct our affairs, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also delay, defer or prevent a change in control of our company, and make some transactions more difficult or impossible without their support. These transactions might include proxy contests, tender offers, open market purchase programs or other share purchases that could give our shareholders the opportunity to realize a premium over the then prevailing market price of our common stock. As a result, this concentration of ownership could depress our stock price.

If we do not maintain our NASDAQ listing, you may have difficulty reselling our shares. We will need to maintain certain financial and corporate governance qualifications to keep our shares listed on the NASDAQ Capital Market. We cannot assure you that we will at all times meet the criteria for continued listing. If we fail to maintain such qualifications, including a minimum bid price of $1.00, our shares may be delisted. In the event of delisting, trading, if any, would be conducted in the over-the-counter market in the so-called "pink sheets" or on the OTC Bulletin Board. In addition, our shares could become subject to the SEC's "penny stock rules." These rules would impose additional requirements on broker-dealers who effect trades in our shares, other than trades with their established customers and accredited investors. Consequently, the delisting of our shares and the applicability of the penny stock rules may adversely affect the ability of broker-dealers to sell our shares, which may adversely affect your ability to resell our shares. If any of these events take place, you may not be able to sell as many shares as you desire, you may experience delays in the execution of your transactions and our shares may trade at a lower market price than they otherwise would.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

Our corporate headquarters is located in Minneapolis. We occupy this facility under a 38-month lease which expires in November 2008. This office space is rented to us at a rate of $3,460 per month with scheduled increases throughout the term of the lease. We also operate a test kitchen in Minneapolis under a three-year lease agreement which expires in October 2008. The agreement calls for annual rent of $42,000 and has an option for a three-year renewal.

On February 1, 2005, we commenced leasing a 5,400 square foot facility in Ellsworth, Iowa, which we use to produce wort, the initial stage of our Fermentus Interruptus brewing process. The lease is for a base term of 10 years with options to extend and the base rent is $7,200 per month for the entire life of the lease. We have the option to purchase the facility at any time during the lease term for one dollar plus the unamortized construction costs. Because the construction costs will be fully amortized through payment of rent during the base term, if the option is exercised at or after the end of the initial ten-year period, the option price will be one dollar.

As of February 1, 2007, we operated 18 restaurants. We lease the land and building at all but one of these restaurants. At our Fargo location, we own the building, subject to a loan with a balloon payment due in August 2011, and lease the land. The majority of our existing leases are for 20 years with options to extend. We typically lease our restaurant facilities under "triple net" leases that require us to pay minimum rent, real estate taxes, maintenance costs and insurance premiums and, in some instances, percentage rent based on sales in excess of specified amounts.

Location	Opened	Square Feet
St. Cloud, Minnesota	June 1999	10,000
Sioux Falls, South Dakota	December 2000	10,600
Fargo, North Dakota	November 2001	9,276
Des Moines, Iowa	September 2003	9,449
Cedar Rapids, Iowa	November 2003	9,449
Davenport, Iowa	January 2004	9,449
Lincoln, Nebraska	May 2004	9,449
Maple Grove, Minnesota	June 2004	9,449
Wichita, Kansas	July 2005	9,449
Eagan, Minnesota	September 2005	7,600

Kansas City, Missouri	November 2005	9,449
Kansas City, Kansas	January 2006	9,449
Olathe, Kansas	March 2006	9,449
West Wichita, Kansas	July 2006	9,412
St. Louis Park, Minnesota	September 2006	7,250
Omaha, Nebraska	October 2006	9,000
Roseville, Minnesota	November 2006	9,531
Madison, Wisconsin	December 2006	9,000

For further information on property leases, please refer to "Management's Discussion and Analysis or Plan of Operation—Commitments and Contingent Liabilities" and Note 7 to our consolidated financial statements.

In the opinion of our management, each of our existing locations is adequately covered by insurance.

Item 3. Legal Proceedings.

We were not a party to any material litigation as of February 1, 2007.

Item 4. Submission of Matters to a Vote of Security Matters.

The 2006 annual meeting of shareholders was held October 25, 2006. Two proposals were submitted for shareholder approval, both of which passed with voting results as follows:

(1) Election of Directors:

	FOR	WITHHOLD
Steven J. Wagenheim	9,249,191	237,832
Arthur E. Pew III	9,233,043	253,980
James G. Gilbertson	9,247,765	239,258
Bruce H. Senske	9,249,691	237,332
Eugene E. McGowan	9,247,765	239,258
Dermot F. Rowland	9,250,091	236,932

(2) To ratify the appointment of Schechter, Dokken, Kanter, Andrews & Selcer Ltd. as our independent registered public accounting firm for the fiscal year ending December 26, 2006.

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
9,141,682	1,548	343,793	0

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our units were listed on The NASDAQ Capital Market under the symbol "GCFBU" from the completion of our initial public offering in June 2000 through the expiration of our Class A Warrants in December 2005. Since the separability date of our units in August 2001, our common stock and our Class A Warrants became listed on The NASDAQ Capital Market under the symbols "GCFB" and

"GCFBW," respectively. Upon the expiration of our Class A Warrants on December 15, 2005, the listing of such warrants (GCFBW) as well as our units (GCFBU) ceased.

The following table sets forth the approximate high and low sales prices for our common stock for the periods indicated as reported by The NASDAQ Capital Market. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Period	High	Low
2006		
First Quarter	$4.94	$3.71
Second Quarter	$4.80	$3.87
Third Quarter	$4.50	$3.80
Fourth Quarter	$5.48	$3.95
2005		
First Quarter	$5.15	$3.76
Second Quarter	$4.82	$3.17
Third Quarter	$6.17	$4.35
Fourth Quarter	$5.61	$4.43

On February 1, 2007, there were 212 holders of record of the Company's common stock.

We have not historically paid any cash dividends on our common stock. We intend to retain earnings for use in the operation and expansion of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Any future determinations as to the declaration or payment of dividends will depend upon our financial condition, results of operations and such other factors as our board deems relevant. Further, our existing loan agreements limit our ability to pay dividends in the event of default thereunder.

We have not historically repurchased any shares of our common stock.

See "Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters" in Item 12 for information regarding securities authorized for issuance under our equity compensation plans.

Item 6. Selected Financial Data.

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Selected Consolidated Financial Data

	Fiscal Year 2006	Fiscal Year 2005	Fiscal Year 2004	Fiscal Year 2003	Fiscal Year 2002
	(In thousands, except per share data)				
Restaurant revenues	$ 58,328	$ 36,205	$ 30,645	$ 14,153	$ 11,350
Cost of sales:					
Food, beverage and retail	17,320	10,997	9,545	4,287	3,520
Labor	20,832	13,016	10,791	5,123	4,320
Direct restaurant operating	7,120	4,640	3,530	1,732	1,439
Occupancy	3,435	1,927	1,574	807	618
Total cost of sales	48,708	30,580	25,440	11,949	9,897
Pre-opening	2,382	840	728	559	—
General and administrative	6,822	4,978	2,391	1,841	883
Depreciation and amortization	3,468	2,148	1,651	818	767
Operating income (loss)	(3,052)	(2,342)	435	(1,014)	(303)
Interest:					
Other					
Income	99	122	29	71	12
Expense	(2,566)	(1,445)	(1,187)	(560)	(531)
Net interest expense	(2,467)	(1,323)	(1,158)	(489)	(519)
Loss before income taxes	(5,519)	(3,665)	(723)	(1,503)	(216)
Income tax provision	(12)	(2)	(2)	—	—
Net Loss	(5,531)	(3,667)	(725)	(1,503)	(216)
Less preferred stock dividends declared	—	—	(606)	(713)	—
Net loss available to common shareholders	$ (5,531)	$ (3,667)	$ (1,331)	$ (2,215)	$ (216)
Loss per common share, basic and diluted	$ (0.42)	$ (0.31)	$ (0.25)	$ (0.56)	$ (0.59)
Weighted average shares outstanding, basic and diluted	13,250	11,870	5,400	3,924	3,815

	As of December 26, 2006	As of December 27, 2005	As of December 28, 2004	As of December 28, 2003	As of December 29, 2002
Balance Sheet Data:					
Cash	$ 7,672	$ 9,836	$ 9,297	$ 1,440	$ 3,522
Total Assets	63,859	44,483	32,169	17,322	13,147
Long-term debt	41,652	21,769	15,024	9,245	5,436
Common stockholders' equity	13,065	17,354	13,882	6,324	6,498

Certain amounts do not sum due to rounding.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

As of February 1, 2007, we operated 18 casual dining restaurants featuring on-premises breweries under the name Granite City Food & Brewery. Using the proceeds from the sale of our securities, debt and equipment financing and cash flow from operations, we intend to finance our working capital needs and expand our restaurant chain into markets where we believe our concept will have broad appeal and attractive restaurant-level economics.

We believe that our operating results will fluctuate significantly because of several factors, including the timing of new restaurant openings and related expenses, profitability of new restaurants, changes in food and labor costs, increases or decreases in comparable restaurant sales, general economic conditions, consumer confidence in the economy, changes in consumer preferences, competitive factors, the skill and experience of our restaurant-level management teams and weather conditions.

We expect the timing of new restaurant openings to have a significant impact on restaurant revenues and costs. We believe we will incur the most significant portion of pre-opening costs associated with a new restaurant within the two months immediately preceding, and the month of, the opening of such restaurant.

We use a 52/53-week fiscal year ending on the last Tuesday of December to account for our operations. All references to "2006," "2005," and "2004" within the following discussion represent fiscal years ended December 26, 2006, December 27, 2005, and December 28, 2004, respectively. Our fiscal year ended December 26, 2006 included 715 restaurant weeks. Our fiscal year ended December 27, 2005 included 461 restaurant weeks. Our fiscal year ended December 28, 2004 included 369 restaurant weeks, which is the sum of the actual number of weeks each restaurant operated. Weeks of operations at each of our restaurants for fiscal year 2006, 2005, and 2004 are shown in the following chart:

Location	Fiscal 2006 Weeks of Operation	Fiscal 2005 Weeks of Operation	Fiscal 2004 Weeks of Operation
St. Cloud, Minnesota	52	52	52
Sioux Falls, South Dakota	52	52	52
Fargo, North Dakota	52	52	52
Des Moines, Iowa	52	52	52
Cedar Rapids, Iowa	52	52	52
Davenport, Iowa	52	52	48
Lincoln, Nebraska	52	52	34
Maple Grove, Minnesota	52	52	27
Wichita, Kansas	52	25	0
Eagan, Minnesota	52	14	0
Kansas City, Missouri	52	6	0
Kansas City, Kansas	47	0	0
Olathe, Kansas	39	0	0
West Wichita, Kansas	23	0	0
St. Louis Park, Minnesota	14	0	0
Omaha, Nebraska	10	0	0
Roseville, Minnesota	8	0	0
Madison, Wisconsin	2	0	0
Total Restaurant Weeks	715	461	369

Because we continue to expand our operations and open new restaurants at various times throughout the year, we provide the statistical measure of restaurant weeks to enhance the comparison of revenues from period to period as changes occur in the number of units we are operating.

Our restaurant revenues are comprised almost entirely of the sales of food and beverages. The sale of retail items, such as cigarettes and promotional items, typically represents less than one percent of total revenue. Product costs include the costs of food, beverages and retail items. Labor costs include direct hourly and management wages, taxes and benefits for restaurant employees. Direct and occupancy costs include restaurant supplies, marketing costs, rent, utilities, real estate taxes, repairs and maintenance and other related costs. Pre-opening costs consist of direct costs related to hiring and training the initial restaurant workforce, the salaries and related costs of our dedicated new store opening team, and other direct costs associated with opening new restaurants. General and administrative expenses are comprised of expenses associated with all corporate and administrative functions that support existing operations which include management and staff salaries, employee benefits, travel, information systems, training, market research, professional fees, supplies and corporate rent. Depreciation and amortization includes depreciation on capital expenditures at the restaurant and corporate levels and amortization of intangibles that do not have indefinite lives. Other income and expense represents the cost of interest expense on debt and capital leases, interest income on invested assets and loss on disposal of assets.

Results of Operations as a Percentage of Sales

The table below sets forth results of our operations on a percent of sales basis for the years ended December 26, 2006, December 27, 2005 and December 28, 2004.

	Fiscal Year 2006	Fiscal Year 2005	Fiscal Year 2004
Restaurant revenues	100.0%	100.0%	100.0%
Cost of sales:			
Food, beverage and retail	29.7%	30.4%	31.1%
Labor	35.7%	36.0%	35.2%
Direct restaurant operating	12.2%	12.8%	11.5%
Occupancy	5.9%	5.3%	5.1%
Total cost of sales	83.5%	84.5%	83.0%
Pre-opening	4.1%	2.3%	2.4%
General and administrative	11.7%	13.8%	7.8%
Depreciation and amortization	5.9%	5.9%	5.4%
Operating income (loss)	(5.2)%	(6.5)%	1.4%
Interest:			
Income	0.2%	0.3%	0.1%
Expense	(4.4)%	(4.0)%	(3.9)%
Net interest expense	(4.2)%	(3.7)%	(3.8)%
Net loss	(9.5)%	(10.1)%	(2.4)%
Less preferred stock dividends declared	0.0%	0.0%	(2.0)%
Net loss available to common shareholders	(9.5)%	(10.1)%	(4.3)%

Certain percentage amounts do not sum due to rounding.

Critical Accounting Policies

This discussion and analysis is based upon our consolidated financial statements, which were prepared in conformity with generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We believe our estimates and assumptions are reasonable; however, actual results and the timing of the recognition of such amounts could differ from those estimates. We have identified the following critical accounting policies and estimates utilized by management in the preparation of our financial statements:

Property and equipment

The cost of property and equipment is depreciated over the estimated useful lives of the related assets ranging from three to 20 years. The cost of leasehold improvements is depreciated over the initial term of the related lease, which is generally 20 years. Depreciation is computed on the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Amortization of assets acquired under capital lease is included in depreciation expense. We review property and equipment, including leasehold improvements, for impairment when events or circumstances indicate these assets might be impaired pursuant to Statement of Financial Accounting Standard (SFAS) No. 144. We base this assessment upon the carrying value versus the fair market value of the asset and whether or not that difference is recoverable. Such assessment is performed on a restaurant-by-restaurant basis and includes other relevant facts and circumstances including the physical condition of the asset.

Our accounting policies regarding property and equipment include certain management judgments regarding the estimated useful lives of such assets and the determination as to what constitutes enhancing the value of or increasing the life of existing assets. These judgments and estimates may produce materially different amounts of depreciation and amortization expense than would be reported if different assumptions were used.

We continually reassess our assumptions and judgments and make adjustments when significant facts and circumstances dictate. Historically, actual results have not been materially different than the estimates we have made.

Leasing Activities

We have entered into various leases for our buildings, equipment and for ground leases. At the inception of a lease, we evaluate it to determine whether the lease will be accounted for as an operating or capital lease pursuant to SFAS No. 13.

Our lease term used for straight-line rent expense is calculated from the date we take possession of the leased premises through the termination date. There is potential for variability in our "rent holiday" period which begins on the possession date and ends on the store open date, during which no cash rent payments are typically due. Factors that may affect the length of the rent holiday period generally relate to construction related delays. Extension of the rent holiday period due to delays in store opening will result in greater pre-opening rent expense recognized during the rent holiday period.

Certain leases contain provisions that require additional rent payments based upon restaurants sales volume ("contingent rentals"). Contingent rentals are accrued each period as the liabilities are incurred.

Management makes judgments regarding the probable term for each restaurant property lease which can impact the classification and account for a lease as capital or operating. These judgments may produce materially different amounts of depreciation, rent expense and interest expense than would be reported if different assumptions were made.

Stock-Based Compensation

We have granted stock options to certain employees and non-employee directors. We account for stock-based compensation in accordance with the fair value recognition provisions of SFAS No. 123(R). Under such provisions, stock-based compensation is measured at the grant date based on the value of the award and is recognized as an expense over the vesting period. Under the Black-Scholes option-pricing model, we determine the fair value of stock-based compensation at the grant date. This requires judgment, including but not limited to the expected volatility of our stock. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

Revenue Recognition

Revenue is derived from the sale of prepared food and beverage and select retail items and is recognized at the time of sale. Revenue derived from gift card sales is recognized at the time the gift card is redeemed. Until the redemption of gift cards occurs, the outstanding balances on such cards are included in accrued expenses in the accompanying consolidated balance sheets. We recognize gift card breakage amounts based upon historical redemption patterns, which represent the balance of gift cards for which we believe the likelihood of redemption by the customer is remote. We arrive at this amount using certain management judgments and estimates. Such judgments and estimates may produce different amounts of breakage than would be reported if different assumptions were used.

Results of Operations for the Fiscal Years Ended December 26, 2006 and December 27, 2005

Revenues

We generated $58,328,339 and $36,204,536 of revenues during fiscal years 2006 and 2005, respectively. The increase in revenues of 61.1% for 2006 over 2005 was primarily the result of the additional restaurant operating weeks related to the seven new restaurants that opened in 2006. Fiscal year 2006 included 715 restaurant operating weeks, which is the sum of the actual number of weeks each restaurant operated, while fiscal 2005 included 461 operating weeks. Comparable restaurant revenues, which include restaurants in operation over 18 months, increased 5.5% for 2006. The increase in comparable restaurant revenues was primarily driven by an increase in guest traffic. A 2.1% price increase that took effect at the end of November 2006 also contributed to the increase in revenues and comparable restaurant revenues.

Average weekly revenues increased from $78,535 per week in 2005 to $81,578 per week in 2006 for all the restaurants in operation during the year. Average weekly revenues for comparable restaurants were $83,325 for fiscal 2006 as compared to $78,990 in the prior year.

We anticipate that restaurant revenues will vary from quarter to quarter. We anticipate seasonal fluctuations in restaurant revenues due in part to increased outdoor seating and generally favorable weather conditions at our locations during the summer months. Due to the honeymoon effect that periodically occurs when some of our restaurants open, we expect the timing of new restaurant openings to cause fluctuations in restaurant revenues. Additionally, consumer confidence in the economy and changes in consumer preferences may affect our future revenues.

Restaurant Costs

Food and Beverage

Our food and beverage costs, as a percentage of revenues, decreased 0.7% to 29.7% in 2006 from 30.4% in 2005. The decrease was due primarily to more experienced staff members generating less waste, as well as lower per-unit product prices due to continued higher volume company-wide purchasing.

We expect that our food and beverage costs will vary going forward due to numerous variables, including seasonal changes in food and beverage costs, and guest preferences. We periodically create new menu offerings and introduce new craft brewed beers based upon guest preferences. Although such menu modifications may temporarily result in increased food and beverage cost, we believe we are able to offset such increases with our weekly specials which provide variety and value to our guests. Our varieties of craft brewed beer, which we believe we can produce at lower cost than beers we purchase for resale, also enable us to keep our food and beverage costs low while fulfilling guest requests and building customer loyalty. As we open additional units, we believe we will experience increased purchasing power, partially offsetting food and beverage cost increases, and maintain or reduce our food and beverage costs as a percentage of revenue. Additionally, as we add new units, we believe our brewing process, Fermentus Interruptus, will allow us to keep our high quality beer products intact while leveraging our fixed production costs, thereby enhancing overall profitability.

Labor

Labor expenses consist of restaurant management salaries, hourly staff payroll costs, other payroll-related items and partner and management bonuses. Our experience to date has been that staff labor costs associated with a newly opened restaurant, for approximately its first four to six months of operation, are greater than what can be expected after that time, both in aggregate dollars and as a percentage of revenues.

Our labor costs, as a percentage of revenues, decreased 0.3% to 35.7% in 2006 from 36.0% in 2005 primarily due to improvement in managing our labor costs along with a favorable trend in our workers' compensation insurance costs.

We expect that labor costs will vary as we add new restaurants. Minimum wage laws, local labor laws and practices, as well as unemployment rates vary from state to state and will affect our labor costs, as will hiring and training expenses at our new units. We believe that retaining good employees and more experienced staff ensures high quality guest service and reduces hiring and training costs.

Direct Operating and Occupancy Expenses

Direct operating expenses consist primarily of various restaurant-level costs, a substantial portion which is fixed or indirectly variable and are expected to fluctuate with revenues. Operating supplies, repairs and maintenance expenses, utility costs, promotion expenses and restaurant-level administrative expense represent the majority of our direct operating expenses. Our experience to date has been that operating costs associated with a newly opened restaurant, for approximately its first four to six months of operation, are greater than what can be expected after that time, both in aggregate dollars and as a percentage of revenues.

Our direct operating expenses, as a percentage of revenues, decreased 0.6% during 2006 to 12.2% from 12.8% for 2005. The decrease was attributable to lower use of take-out paper and packaging supplies, lower utility costs, and lower repair and maintenance expenses.

Occupancy costs include both fixed and variable portions of rent, common area maintenance charges, property insurance and property taxes. Occupancy costs, as a percentage of revenues, increased 0.6% during 2006 to 5.9% from 5.3% for 2005. This increase was due primarily to increases in rent and property taxes.

Pre-Opening Costs

Pre-opening costs, which are expensed as incurred, consist of expenses related to hiring and training the initial restaurant workforce, the wages and expenses of our dedicated new store opening team and other direct costs associated with opening new restaurants. Pre-opening costs during 2006 represented costs of opening seven new restaurants. The pre-opening costs in 2005 represented the costs of opening four new restaurants.

Beginning in fiscal year 2006, we included rental costs incurred during construction periods in pre-opening costs in accordance with FASB Staff Position No. FAS 13-1, Accounting for Rental Costs Incurred during a Construction Period (FSP FAS 13-1). Based upon the costs of labor, travel, lodging, training and rent incurred prior to opening, we expect pre-opening costs to average between $400,000 and $425,000 per unit, of which we anticipate approximately $75,000 to $125,000 to be construction-period rent. Pre-opening costs, excluding construction-period rent, are primarily incurred in the month of, and two months prior to, restaurant opening.

General and Administrative

General and administrative expenses include all salaries and benefits associated with our corporate staff that is responsible for overall restaurant quality, future expansion into new locations, financial controls and reporting, restaurant management recruiting, training at Granite City University, excess capacity costs related to our beer production facility that we opened in June 2005, and salaries and expenses of our new store opening team when it is not dedicated to a particular restaurant opening. Other general and administrative expenses also include advertising, professional fees, office administration, centralized accounting system costs, and travel by our corporate management to the restaurant locations.

General and administrative expenses increased $1,843,502 to $6,821,835 in 2006 from $4,978,333 in 2005. During 2006, we added five corporate staff members. Additionally in 2006 we had a full year of impact for various new corporate level positions that were initially added in 2005. Those new positions included our Chief Financial Officer, Granite City University trainers, members of our new store opening team, two regional directors of operations, as well as certain IT, accounting and beer production facility employees. These positions increased corporate level payroll by $243,000 in 2006 compared to 2005.

Non-cash stock compensation comprised $1,030,034 of the total general and administrative expenses in 2006 as compared to $12,780 in 2005. The remainder of the increase in general and administrative expenses was primarily attributable to recruiting and training of new managers to support our continued growth. The costs of all salaries, employee benefits, meals and lodging while the managers were attending Granite City University and the cost of recruiting and relocating those managers following their assignments to restaurant locations increased as a result of adding seven new restaurants in 2006.

As a percentage of revenues, general and administrative expenses decreased 2.1% to 11.7% in 2006 as compared to 13.8% in 2005. This decrease was the result of our continued improvement in leveraging corporate overhead across the increase in revenues.

As we continue to expand our restaurant chain, we expect general and administrative expenses will decrease as a percentage of revenues in the long term.

Depreciation and Amortization

Depreciation and amortization expense increased $1,320,213 in 2006 compared to 2005 due to the additional depreciation related to the newly opened restaurants. As a percentage of revenues, depreciation expense remained consistent at 5.9% in 2006 and 2005.

Interest

Net interest expense consists of interest expense on capital leases and long-term debt, net of interest earned from cash on hand. Interest expense increased $1,120,530 in 2006 as compared to 2005, due to an increase in capital leases as a result of additional restaurants, while interest income decreased $22,985 due to a reduction of available cash.

Results of Operations for the Fiscal Years Ended December 27, 2005 and December 28, 2004

Revenue

We generated $36,204,536 and $30,644,691 of revenues during fiscal years 2005 and 2004, respectively. Fiscal year 2005 included 461 restaurant weeks, which is the sum of the actual number of weeks each restaurant operated, while fiscal year 2004 included 369 restaurant weeks. The increase in sales of 18.1% for 2005 over 2004 was primarily the result of the additional restaurant weeks in 2005 related to our Davenport, Lincoln, and Maple Grove restaurants being in operation for a full year in 2005, and our Wichita, Eagan, and Kansas City, Missouri, restaurants being in operation for a portion of 2005.

Due to increased demand fostered by the opening of a new restaurant, that restaurant typically experiences a temporary period of high revenues immediately following its opening (the "honeymoon effect"). We had five restaurants experiencing the honeymoon effect at various times during 2004, while we had only three restaurants experiencing the honeymoon effect in 2005, none of which experienced such effect until the last half of the year. Additionally, the three restaurants we opened in 2005 generated average weekly sales that were less than the average weekly sales of those restaurants we opened prior to 2005. As such, average weekly sales decreased from $83,048 per week in 2004 to $78,535 per week in 2005. Comparable restaurant sales, which include restaurants in operation over 18 months, decreased 0.7% in 2005.

Restaurant Costs

Food and Beverage

Our food and beverage costs, as a percentage of revenues, decreased 0.7% from 31.1% in 2004 to 30.4% in 2005. This decrease was due primarily to more experienced staff members generating less waste, as well as lower per-unit product prices due to higher volume company-wide purchasing.

Labor

Our labor costs, as a percentage of revenues, increased 0.8% from 35.2% in 2004 to 36.0% in 2005, due primarily to increases in hourly labor as minimum wages increased and we had to compete more aggressively for management and hourly employees at our new restaurants.

Direct Operating and Occupancy Expenses

Our direct operating expenses, as a percentage of revenues, increased 1.3% from 11.5% in 2004 to 12.8% in 2005. Operating supplies, repairs and maintenance, promotions and restaurant-level administrative expense represent the majority of our direct operating expenses, a substantial portion of which is fixed or indirectly variable. This increase in direct and occupancy expense was due primarily to the increase in the cost of utilities.

Our occupancy costs, which include both fixed and variable portions of rent, common area maintenance, property taxes and insurance, as a percentage of revenues, increased 0.2% from 5.1% in 2004 to 5.3% in 2005. This increase was due primarily to the increase in rent and property taxes.

Pre-Opening Costs

Pre-opening costs, which are expensed as incurred, consist of expenses related to hiring and training the initial restaurant workforce, the wages and expenses of our dedicated new store opening team and other direct costs associated with opening new restaurants. Pre-opening costs in 2005 related to our restaurant openings in Wichita, Eagan, Kansas City, Missouri, and Kansas City, Kansas, which opened in January 2006. Pre-opening costs during 2004 represented costs of opening our Davenport, Lincoln and Maple Grove restaurants.

General and Administrative

General and administrative expenses increased $2,587,685 from $2,390,648 in 2004 to $4,978,333 in 2005. During 2005, we added 15 corporate staff members, ten of whom were previously employed in our restaurant operations. These new positions include our Chief Financial Officer, Granite City University trainers, members of our new store opening team, two regional directors of operations, as well as certain IT, accounting and beer production facility employees. This increase in corporate level payroll related costs accounted for approximately $715,000 of the increase in general and administrative expenses. Additionally, during 2005, in order to recruit and retain restaurant managers for the purpose of executing our restaurant growth plans and to allow for attrition, we trained over 90 managers at Granite City University. The costs of all salaries, employee benefits, meals and lodging while the managers were attending Granite City University and the cost of recruiting and relocating these managers accounted for approximately $694,000 of the increase in general and administrative expenses. Salaries of restaurant managers whom we employed in our restaurants in excess of the needed level of managers to properly staff our restaurants and that we retained so as to strengthen our manager ranks for our restaurant growth plans were included in general and administrative expenses in 2005. This additional general and administrative payroll related cost for these managers accounted for approximately $376,000 of the increase in general and administrative expenses. Finally, our fiscal year 2005 professional fees, including investor relations, consulting, legal and accounting, were approximately $314,000 higher than such fees in fiscal year 2004.

Depreciation and Amortization

Depreciation and amortization expense increased $497,256 in 2005 compared to 2004 due to the additional depreciation related to the newly opened restaurants. As a percentage of revenues, depreciation expense increased 0.5% from 2004 to 2005.

Interest

Interest expense increased $258,057 in 2005 compared to 2004, due to an increase in debt and capital leases as a result of additional restaurants. Interest income increased $93,048 during fiscal year 2005 due to interest earned on cash obtained from the sale of our securities.

Liquidity and Capital Resources

As of December 26, 2006, we had $7,671,750 of cash and a $1,106,720 working capital deficit compared to $9,836,231 of cash and $5,224,636 of net working capital at December 27, 2005.

During the year ended December 26, 2006, the net cash generated from operations was $1,200,257. We used $8,047,481 to purchase assets for our new restaurants, beer production facility and our existing restaurants. We obtained proceeds of $5,778,340 from capital leases to fund a portion of the property and equipment for restaurants we opened in 2006. We made payments of $1,308,218 on our bank debt and the building and equipment capital leases. Additionally we received $212,621 from the exercise of stock options.

During the year ended December 27, 2005, the private placement to accredited investors of common stock in October 2005 provided us $4,958,151 of net cash and the issuance of common stock pursuant to the exercise of options and warrants provided us $2,167,599 in net cash. We used $232,679 of net cash in operating activities, $5,439,457 in net cash to purchase equipment and other assets primarily for our Wichita, Eagan, and both Kansas City locations as well as our beer production facility, made payments aggregating $873,562 on our debt and capital lease obligations, and paid cash dividends to shareholders of our convertible preferred stock aggregating $41,068.

We intend to continue expansion in markets where we believe our concept will have broad appeal and attractive restaurant-level economics. We plan to continue using our model as we open future restaurants; however, where appropriate, we will convert existing restaurants to our Granite City concept. Additionally, we intend to explore alternative restaurant designs to reduce the cost of our initial capital investment and we may alter our model to meet various state and local regulatory requirements, including, but not limited to, pollution control requirements, liquor license ordinances and smoking regulations. We intend to open eight new restaurants in 2007 and have entered into agreements or are in negotiation for location in Illinois, Arkansas, Missouri and Minnesota.

Based upon our existing prototype, we anticipate that pre-opening costs and the initial purchase of furniture, fixtures and equipment will require an investment by us of approximately $1.0 million to $1.6 million for each new restaurant. We anticipate that our new restaurants will require an investment by our developer of approximately $3.0 million to $4.5 million each for land and building. We expect these costs will vary from one market to another based on real estate values, zoning regulations, labor markets and other variables.

To finance certain restaurant openings during 2006, we entered into a master lease agreement with Carlton Financial Corporation in August 2006 and an equipment lease commitment and master equipment lease with DHW Leasing, L.L.C. During fiscal years 2005 and 2006, we also commenced leases for our beer production facility corporate offices, test kitchen and ten restaurant properties. Details regarding such arrangements appear below under the captions "Commitments and Contingent Liabilities – Capital Leases" and "Commitments and Contingent Liabilities – Operating Leases."

We will need to expend significant capital in connection with our expansion plans. With our existing capital resources, cash generated from operations, and the proceeds available from our equipment lease facilities (described below), we believe that we will have sufficient funds to complete our planned eight restaurant openings in 2007 and maintain sufficient working capital for our operations. We will require further funding to open additional restaurants beyond 2007. We are continually evaluating our development plans and we are exploring options relative to the pace of our growth. If our available sources of liquidity are insufficient to fund our expected capital needs for 2007, or our needs are greater than anticipated, we will be required to raise additional funds in the future through public or private sales of equity securities or the incurrence of indebtedness. If we do not generate sufficient cash flow from current operations or if financing is not available to us, we will have to curtail projected growth, which could materially adversely affect our business, financial condition, operating results and cash flows.

Our ability to fund our operations in future periods will depend upon our future operating performance, and more broadly, on the availability of equity and debt financing, which will be affected by prevailing economic conditions in our industry and financial, business and other factors, some of which are beyond our control. We cannot assure you that we will obtain financing on favorable terms or at all. If we elect to raise additional capital through the issuance and sale of equity securities, the sales may be at prices below the market price of our stock, and our shareholders may suffer significant dilution. Debt financing, if available, may involve significant cash payment obligations, covenants and financial ratios that restrict our ability to operate and grow our business, and would cause us to incur additional interest expense and financing costs.

Commitments and Contingent Liabilities

Capital Leases:

As of December 26, 2006, we had 16 capital lease agreements related to our restaurants. Of these leases, one expires in 2020, two in 2023, four in 2024, three in 2025, four in 2026 and the remaining two in 2027, all with renewable options for additional periods. Fourteen of these lease agreements are with our developer. Under six of the leases, we are required to pay additional percentage rent based upon restaurant sales. The land portion of these leases is classified as an operating lease while the building portion of these leases is classified as capital lease because its present value was greater that 90% of the estimated fair value at the beginning of the lease.

In December 2004, we entered into a land and building lease agreement for our beer production facility. This ten-year lease commenced February 1, 2005, and contains a bargain purchase option.

We entered into a sales-leaseback agreement for the equipment and leasehold improvements at St. Cloud and Sioux Falls in June 2001 and a lease for equipment under agreements expiring in 2008. A director and former director of our company have personally guaranteed these leases.

In August 2006, we entered into a master lease agreement with Carlton Financial Corporation ("Carlton") pursuant to which it may "finance lease" up to $3,000,000 of equipment purchases for three future restaurant locations. On September 28, 2006, we entered into a lease schedule and amendment to this master lease, pursuant to which we are leasing equipment for our restaurant in St. Louis Park valued at $821,158 for an initial lease term of 39 months. The monthly lease payments are $25,924 plus all fees, assessments, sales, use, property and other taxes imposed upon Carlton. We have provided Carlton with a refundable security deposit of $164,220 as well as a security interest in certain other equipment. At the end of the initial lease term, we may (a) purchase Carlton's interest in all, but not less than all, of the equipment for a purchase price equal to the greater of (1) the fair market value of the equipment, or (2) 15% of the original cost of the equipment, or (b) renew such lease for 12 months at a monthly lease payment of $11,223 and take ownership of the equipment thereafter for $1.00. Our president and chief executive officer was required to personally guarantee payments to be made to Carlton under the lease financing and our board of directors agreed to compensate him for such guarantee. The amount of annual compensation is 3% of the balance of such lease and is calculated and accrued based on the weighted average daily balance of the lease at the end of each monthly accounting period.

In September 2006, we entered into an Equipment Lease Commitment and Master Equipment Lease with DHW Leasing, L.L.C. ("DHW"), relating to the lease of furniture, fixtures and equipment for future restaurants. Under the terms of the Equipment Lease Commitment, DHW has agreed to purchase and lease to us equipment costing up to $16 million to equip future restaurant locations. Each lease is expected to be for equipment costing between $800,000 and $1.4 million per restaurant. Payments due DHW will be based upon a five-year amortization of the purchase price with interest equal to the DHW bank base rate plus a blended 5.4% rate. The equipment lease contains other customary terms and conditions and we will have the option to purchase the leased equipment for $1.00 upon payment in full of all rent payments due under each lease. Although we are not obligated to enter into any equipment leases with DHW, management intends to enter into equipment leases with DHW for the foreseeable future. The members of DHW are Donald A. Dunham, Charles J. Hey and Steven J. Wagenheim. Mr. Wagenheim is our company's president, chief executive officer and one of its directors. Mr. Wagenheim owns a 20% membership interest in DHW and has agreed to personally guarantee 20% of DHW's indebtedness to its lenders. Mr. Wagenheim's participation in the income and profits of DHW will not exceed 3% of the average principal balance of the amount guarantied for the term of the guarantied debt. We do not compensate Mr. Wagenheim for this personal guarantee of DHW's indebtedness.

We have entered into six financing agreements under the DHW lease facility for the assets at the Kansas City, Olathe and West Wichita, Kansas locations as well as the Omaha, Nebraska, Roseville, Minnesota and Madison, Wisconsin locations. The amount financed on each of these five-year agreements ranged from approximately $1.0 to $1.1 million and the effective interest rate on each lease is approximately 13.8% annually.

Operating Lease:

The land portions of the 16 property leases referenced above, 14 of which are lease agreements with our developer, are classified as operating leases because the fair value of the land was 25% or more of the leased property at the inception of each lease. All scheduled rent increases for the land during the initial term of each lease are recognized on a straight-line basis. In addition to such property leases, we have obligations under the following operating leases:

In January 2001, we entered into a 20-year operating lease for the land upon which we built our Fargo restaurant. Under these terms, we are obliged to annual rent of $72,000 plus percentage rent based upon restaurant sales.

In August 2005, we entered into a 38-month lease agreement for the office space for our corporate offices. The lease commenced October 1, 2005. Annual rent is $41,520 with scheduled annual increases throughout the term of the lease. Such scheduled rent increases are recognized on a straight-line basis over the term of the lease.

In November 2005, we entered into an agreement for a facility in Minneapolis, Minnesota which we use as a test kitchen. Obligations under this three-year lease agreement began November 1, 2005. The agreement calls for annual rent of $42,000 and has an option for a three-year renewal.

In March 2006, we entered into a lease agreement for the land and the building for our St. Louis Park restaurant. This opening lease expires in 2016 with renewal options for additional periods.

In January 2007, we entered into two 20-year net lease agreements relating to restaurants we anticipate opening in 2007 in Rockford and East Peoria, Illinois, under the terms specified in the development agreement with the Dunham. Each restaurant will be constructed for us on a build-to-suit basis. The annual rent of each will be equal to 10.5% of the construction cost including land cost. The term of each lease will commence when operations begin and may be extended at our option for up to five additional five-year periods on the same terms and conditions, except the rent may increase based on a formula using the Consumer Price Index during any such extension. Rental costs associated with the operating leases that are incurred during the construction period will be recognized as pre-opening costs, and included in income from continuing operations.

Personal Guaranties:

Two of our directors and one former director have personally guaranteed certain of our leases and loan agreements. In connection with the $1.5 million loan we obtained in July 2001 to finance our Fargo restaurant, we entered into an agreement concerning guaranty which provides, among other things, that such guarantors will be indemnified from any liabilities they may incur by reason of their guaranties of our indebtedness. The agreement contains various covenants, one of which requires us to use our best efforts to obtain a release of one individual's guarantee obligation by January 1, 2006. As of January 1, 2006, we had not obtained a release of such obligation, and as such were required to pay him a monthly guarantee fee in the amount of $1,000 until such release was obtained in August 2006 when he and a former director were released from their guaranties related to this loan agreement. Additionally, at a meeting held in March 2004, our board of directors agreed to compensate our President and Chief Executive Officer for his personal guaranties of equipment loans entered into in August 2003 and January 2004. The amount of annual compensation is 3% of the balance of such loans. This amount is calculated and accrued based on the weighted average daily balances of such loans at the end of each monthly accounting period. During fiscal year 2006, 2005 and 2004 we accrued $30,708, $36,581, and $36,554 of such fees, respectively, and paid $15,000, $25,000, and $21,660 of such fees, respectively.

In August 2006, we entered into a lease agreement with Carlton pursuant to which we may finance lease up to $3.0 million of equipment. Mr. Wagenheim was required to personally guarantee payment to be made to Carlton under this lease financing agreement. The amount of annual compensation is 3% of the balance of such lease and is calculated and accrued based on the weighted average daily balance of the lease at the end of each monthly accounting period. Although we did not pay any of such compensation during fiscal year 2006, $5,768 of such expense was recorded in general and administrative expense.

In September 2006, we entered into an Equipment Lease Commitment and Master Equipment Lease with DHW, relating to the lease of furniture, fixtures and equipment for future restaurants. Under the terms of the Equipment Lease Commitment, DHW has agreed to purchase and lease us equipment costing up to $16 million to equip future restaurant locations. Mr. Wagenheim owns a 20% membership interest in DHW and has agreed to personally guarantee 20% of DHW's indebtedness to its lenders. Mr. Wagenheim's participation in the income and profits of DHW will not exceed 3% of the average principal balance of the amount guarantied for the term of the guarantied debt. We do not compensate Mr. Wagenheim for this personal guarantee of DHW's indebtedness.

Employment Agreement:

In June 2005, we entered into a three-year employment agreement with Steven J. Wagenheim, our President and Chief Executive Officer, who is also a director of our company. The agreement provided for a minimum base salary of $225,000, commencing January 1, 2005, cash incentive compensation for 2005 ranging from $0 to $125,550 based on performance, and a stock option for the purchase of 150,000 shares of common stock. In February 2006, we amended the compensatory arrangements under the agreement by adopting our 2006 CEO Compensation Plan. This plan provides for a base salary of $275,000, commencing January 1, 2006, cash incentive compensation for 2006 ranging from $0 to $167,400 based on performance, and a stock option for the purchase of 100,000 shares of common stock. In addition to annual compensation terms and other provisions, the agreement includes change in control provisions that would entitle him to receive severance pay equal to 18 months of salary if there is a change in control of our company and his employment terminates.

In August 2006, we entered into an at-will employment agreement with Peter P. Hausback that provides for Mr. Hausback to serve as our chief financial officer and principal accounting officer. The agreement provides for a minimum annual base salary of $215,000. Mr. Hausback is also eligible to participate in any performance-based cash bonus or equity award plans for senior executives based upon goals established by the board or compensation committee after reasonable consultation with Mr. Hausback. The extent of Mr. Hausback's participation in bonus plans for each of the years 2006 and 2007 will be up to $75,000 based upon performance of duties and achievement of performance targets. The employment agreement provides that a severance payment equal to 12 months of base salary will be made if Mr. Hausback's employment is terminated in connection with a change of control, by our company without cause, or by the officer for good reason.

In August 2005, we entered into an at-will employment agreement with Daniel H. Bauer that provided for Mr. Bauer to serve as our chief financial officer and principal accounting officer. In August 2006, Mr. Bauer resigned from such position. Mr. Bauer's employment agreement contained terms essentially equivalent to those contained in Mr. Hausback's employment agreement, including substantially the same severance benefits. Because Mr. Bauer's severance benefits were not yet effective and because his employment was not terminated in connection with a change of control, by our company without cause, or by the officer for good reason, as defined, Mr. Bauer was ineligible for severance benefits upon the termination of his employment.

Development Agreement:

We have entered into a development agreement with Dunham for the development of our restaurants. Dunham is controlled by Donald A. Dunham, Jr., who is a member of DHW and an affiliate of Granite Partners LLC, a beneficial owner of less than 2% of our securities. The agreement gives Dunham the right to develop, construct and lease up to 22 restaurants for us prior to December 31, 2012. We are not bound to authorize the construction of restaurants during the term of the development agreement, but generally cannot use another developer to develop or own a restaurant as long as the development agreement is in effect. We can use another developer if Dunham declines to build a particular restaurant, if the agreement is terminated because of a default by Dunham, or if our company is sold or merged into another company. In the case of a merger or sale of our company, the development agreement may be terminated. As of February 1, 2007, 14 restaurants have been constructed for us under this development agreement.

The development agreement provides for a cooperative process between Dunham and our company for the selection of restaurant sites and the development of restaurants on those sites, scheduling for the development and construction of each restaurant once a location is approved, and controls on the costs of development and construction using bidding and guaranteed maximum cost concepts. The development agreement provides that restaurants will be leased to us on the basis of a triple net lease. The rental rate of each lease will be calculated using a variable formula which is based on approved and specified costs of development and construction and an indexed interest rate. The term of each lease is 20 years with five five-year options to renew.

In September 2006, we entered into an amendment of this development agreement that applies to our Omaha, Madison and Roseville restaurants as well as all future restaurants under the development agreement. Under the terms of the amendment, in lieu of previously negotiated future adjustments to restaurant lease rates, lease rates would be increased by 10% commencing on the fifth anniversary of each lease and on each five-year anniversary thereafter.

Dunham also has the right to sell the underlying land and building to third parties or assign our leases. As of February 1, 2007, Dunham has sold three of our restaurants sites to third parties. The assignment or sale of a lease by Dunham has no material impact on our agreement.

Off-Balance Sheet Arrangements

It is not our business practice to enter into off-balance sheet arrangements.

Summary of Contractual Obligations:

The following table summarizes our obligations under contractual agreements as of December 26, 2006 and the time frame within which payments on such obligations are due. This table does not include amounts related to percentage rent, as such future amounts are not determinable. In addition, whether we would incur any additional expense on our employment agreements depends upon the existence of a change in control of the company. Therefore, no percentage rent nor severance expense has been included in the following table.

	Payments due by period				
Contractual Obligations	**Total**	**Fiscal Year 2007**	**Fiscal Years 2008-2009**	**Fiscal Years 2010-2011**	**Fiscal Years Thereafter**
Long-term debt, principal	$ 2,264,926	$ 259,940	$ 574,272	$ 1,430,714	$ —
Interest on long-term debt	620,873	166,058	277,743	177,072	—
Capital lease obligations, including interest	80,565,787	5,834,575	11,523,634	10,723,059	52,484,519
Operating lease obligations, including interest	40,149,728	2,330,038	4,585,684	4,554,911	28,679,095
Loan guarantee	144,505	92,272	48,903	3,330	—
Total obligations	$123,745,819	$ 8,682,883	$ 17,010,236	$ 16,889,086	$ 81,163,614

Based on our cash position at December 26, 2006, we believe we have sufficient working capital to meet our current obligations.

Recent Accounting Pronouncements

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004) ("SFAS 123(R)"), *Share-Based Payment,* which is a revision of SFAS 123,

Accounting for Stock-Based Compensation. SFAS 123(R) supersedes Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and amends SFAS No. 95, *Statement of Cash Flows.* Generally, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values determined at the date of grant. On April 14, 2005, the SEC adopted a new rule that amends the compliance dates for SFAS 123(R). We adopted SFAS 123(R) in the first quarter of fiscal 2006, beginning December 28, 2005.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes,"* ("FIN 48") which clarifies the accounting and disclosures for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, *"Accounting for Income Taxes."* FIN 48 also provides guidance on the de-recognition of uncertain tax positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and adds new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are evaluating the impact the adoption of FIN 48 will have on our consolidated statements.

On October 6, 2005, the FASB issued Staff Position No. FAS 13-1("FAS 13-1"), *Accounting for Rental Costs Incurred During a Construction Period.* Generally, the staff position requires companies to expense rental costs incurred during a construction period. We were required to adopt FAS 13-1 beginning in fiscal year 2006, and as a result, included such rental costs in pre-opening expense during fiscal year 2006. Prior to the adoption of FAS 13-1, we did not expense rental costs during the construction period, but rather capitalized such costs as then permitted under GAAP.

In March 2006, the FASB Emerging Issues Task Force issued Issue 06-3 ("EITF 06-3"), *How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement.* A tentative consensus was reached that a company should disclose its accounting policy (i.e., gross or net presentation) regarding presentation of taxes within the scope of EITF 06-3. If taxes are significant, a company should disclose the amount of such taxes for each period for which an income statement is presented. The guidance is effective for periods beginning after December 15, 2006. We are currently evaluating the impact of adapting EITF 06-3 on our consolidated financial statement disclosure.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach, as those terms are defined in SAB 108. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. If a company determines that an adjustment to prior year financial statements is required upon adoption of SAB 108 and does not elect to restate its previous financial statements, then it must recognize the cumulative affect of applying SAB 108 in fiscal year 2006 beginning balances of the affected assets and liabilities with a corresponding adjustment to the fiscal 2006 opening balance in retained earnings. SAB 108 is effective for interim periods of the fiscal year ending after November 15, 2006. We do not believe SAB 108 will have material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. SFAS 157 expands required disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of adopting SFAS 157 on our consolidated financial statements.

Seasonality

We expect that our sales and earnings will fluctuate based on seasonal patterns. We anticipate that our highest sales and earnings will occur in the second and third quarters due to the milder climate and availability of outdoor seating during those quarters in our existing and proposed markets.

Inflation

The primary inflationary factors affecting our operations are food, supplies and labor costs. A large number of our restaurant personnel are paid at rates based on the applicable minimum wage, and increases in the minimum wage directly affect our labor costs. In the past, we have been able to minimize the effect of these increases through menu price increases and other strategies. To date, inflation has not had a material impact on our operating results.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Our company is exposed to market risk from changes in interest rates on debt and changes in commodity prices.

Changes in Interest Rate:

Pursuant to the terms of the loan we entered into in August 2003 for equipment at our Des Moines location, the interest rate increased from 6.125% to 10.25% effective August 28, 2006. As of December 26, 2006, the unpaid balance on this loan was $451,853. The interest rate on the loan we entered into in January 2004 for equipment at our Davenport location increased from 6.125% to 10.25% effective January 1, 2007. As of December 26, 2006, the unpaid balance on this loan was $481,189. The 412.5 basis point change we experienced in each of these rates, assuming consistent levels of floating rate debt, will have an impact of approximately $34,000 on annual interest expense. Assuming consistent levels of floating rate debt with those held as of the end of fiscal year 2006, a 50 basis point change in each of these rates would not have a significant effect on interest expense. In fiscal year 2006, we had cash equivalents throughout a majority of the year, principally invested in money market funds, which were most closely tied to the federal funds rate. Assuming a 50 basis point change in the rate of interest associated with our investment, interest income would not have changed by a significant amount.

Changes in Commodity Prices:

Many of the food products we purchase are affected by commodity pricing and are, therefore, subject to unpredictable price volatility. These commodities are generally purchased based upon market prices established with vendors. Extreme fluctuations in commodity prices and/or long-term changes could have an adverse affect on us. Although SYSCO Corporation is our primary supplier of food, substantially all of the food and supplies we purchase are available from several sources, which helps to control commodity price risks. Additionally, we have the ability to increase menu prices, or vary the menu items offered, in response to a food product price increases. If, however, competitive circumstances limit our menu price flexibility, margins could be negatively impacted.

Our company does not enter into derivative contracts either to hedge existing risks or for speculative purposes.

Item 8. Financial Statements and Supplementary Data.

See Index to Financial Information on page F-1.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures that is designed to ensure that information required to be disclosed in our Exchange Act report is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 26, 2006, our disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 26, 2006, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Our Directors

Our directors are elected annually, by a plurality of the votes cast, to serve until the next annual meeting of shareholders and until their respective successors are elected and duly qualified. There are no familial relationships between any director or officer. The following table and related narrative set forth certain information concerning the members of our board of directors as of April 13, 2007.

Name	Age	Principal Occupation	Position with Company	Director Since
Steven J. Wagenheim...	53	President, Chief Executive Officer and Director of Granite City	President, Chief Executive Officer and Director	1997
James G. Gilbertson.....	45	Vice President, Business Development and Cable Distribution of ValueVision Media, Inc.	Director	1999

Eugene E. McGowan....	70	President and Chief Executive Officer of The McGowan Group	Director	2003
Arthur E. Pew III..........	73	Private Investor	Director	1997
Dermot F. Rowland......	69	Private Investor	Director	2004
Bruce H. Senske...........	52	Vice President of Distribution of U.S. Oil Co., Inc. and Managing Director and Co-Founder of Genoa Business Advisors LLC	Director	1999

Steven J. Wagenheim, our President, Chief Executive Officer and one of our directors, is also one of our founders. Mr. Wagenheim has over 25 years of hospitality industry experience as a corporate executive, owner/operator, manager and consultant for hotels, resorts, and individual and multi-unit restaurant operations. Mr. Wagenheim previously served as Chief Executive Officer and principal shareholder of New Brighton Ventures, Inc., an investment holding company that formerly operated a Champps Americana restaurant in New Brighton, Minnesota. Between 1989 and 1997, Mr. Wagenheim was involved in the expansion and operations of Champps restaurants, holding positions with Champps Entertainment, Inc., Champps Development Group, Inc. and Americana Dining Corporation.

James G. Gilbertson became one of our directors in November 1999. Mr. Gilbertson has served as Vice President, Business Development and Cable Distribution for ValueVision Media, Inc., an integrated direct marketing company that sells its products directly to consumers through television, the Internet and direct mail, since December 2005. From January 2001 to July 2005, Mr. Gilbertson served as Chief Financial Officer of Navarre Corporation, a major distributor of music, software, video games, interactive CD-ROM products and DVD videos. From January 2003 to July 2005, Mr. Gilbertson also served as a director of Navarre Corporation. Mr. Gilbertson held various positions at iNTELEFILM Corporation, an entity engaged in television commercial production, from July 1992 through January 2001, including serving as Co-President from August 2000 through January 2001, Chief Operating Officer from April 1996 through January 2001, and Chief Financial Officer from July 1992 through December 1999. Mr. Gilbertson served as Chief Operating Officer of Harmony Holdings, Inc., a corporation involved in the production of television commercials, music videos and related media, from April 1998 through January 2001. He also served as Chief Executive Officer, President and a director of webADTV.com, Inc., a corporation involved in Internet enabling the advertising campaign process, from January 2000 through January 2001.

Eugene E. McGowan became one of our directors in January 2003. Since 2001, Mr. McGowan has been President and Chief Executive Officer of The McGowan Group, a private equity company that invests in early to mid-stage regional companies. In 1985, he joined Piper Jaffray, Inc. and in 1999, was promoted to Chief Operating Officer of Individual Investor Services with US Bancorp Piper Jaffray where he directed the day-to-day activities of over one hundred branch offices.

Arthur E. Pew III became one of our directors in August 1997. Retired since 1990, Mr. Pew served as a director of the Pew Charitable Trusts and the Glenmede Trust Company, N.A., both in Philadelphia, Pennsylvania, from October 1996 to March 2005. Mr. Pew owned several Champps Americana restaurants from 1989 to 1996.

Dermot F. Rowland founded Timber Lodge Steakhouse, Inc. and served as its Chairman of the Board, Chief Executive Officer, Treasurer and one of its directors from 1989 to 1998. Prior to forming Timber Lodge, Mr. Rowland was involved in the formation and management of Homestyle Buffets, Inc. He co-founded Homestyle in 1986 and served as its Chairman of the Board, President and Chief Executive Officer until 1991. From 1973 to 1986, Mr. Rowland served as President of Rowland

Companies, Inc., and its subsidiary, Diversified Construction Company, a general contractor. In such capacity, he assisted in site selection, architectural planning and design, and was responsible for development of various building projects, including restaurants for chains such as Buffets, Inc., Godfather Pizza and Red Lobster.

Bruce H. Senske became one of our directors in November 1999. Over the last eight years, he has been part of the senior management teams of more than 15 businesses. Mr. Senske is currently Vice President of Distribution of U.S. Oil Co., Inc. and Managing Director and co-founder of Genoa Business Advisors LLC, a management advisory firm, advising mid-market companies in the areas of operations, finance and organizational design and development. Between June 2001 and January 2003, Mr. Senske was a Managing Director and co-founder of Volition Advisory Group, LLC, a management advisory firm specializing in assisting companies in transition. From June 1998 until May 2001, Mr. Senske was a Managing Partner at Manchester Companies, a private investment and management-consulting firm formed in 1993. From September 1999 to September 2000, he served as Interim Chief Executive Officer of Telident, Inc., a NASDAQ company which designed, manufactured and marketed proprietary hardware and software systems to provide the exact location of a 911 telephone call. Mr. Senske served as President, Chief Executive Officer, Chief Financial Officer and Treasurer of U-Ship, Inc., a NASDAQ company, from January 1993 to June 1998. Prior to 1998, Mr. Senske was Vice President of Strategic Marketing and Product Planning at Vocam Systems, Inc., a manufacturer of transportation management software systems, which became of division of the Pitney Bowes Company in 1990. In addition, Mr. Senske spent eight years with US Bank leaving there in the capacity of Senior Vice President of Commercial Lending.

Our Executive Officers

Pursuant to General Instruction G(3) to Form 10-K and Instruction 3 to Item 401(b) of Regulation S-K, information regarding our executive officers is provided in Part I of our Form 10-K under separate caption.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Such officers, directors and shareholders are required by the SEC to furnish us with copies of all such reports. To our knowledge, based solely on a review of copies of reports filed with the SEC during the last fiscal year, all applicable Section 16(a) filing requirements were met, except that one report on Form 4 setting forth the director stock option grant for 15,000 shares to Eugene E. McGowan on January 1, 2006, was not filed on a timely basis.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that is applicable to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions) and directors. Our Code of Business Conduct and Ethics satisfies the requirements of Item 406(b) of Regulation S-K and applicable NASDAQ Marketplace Rules. Our Code of Business Conduct and Ethics is posted on our website at www.gcfb.net and is available, free of charge, upon written request to our Chief Financial Officer at 5402 Parkdale Drive, Suite 101, Minneapolis, MN 55416. We intend to disclose any amendments to or waivers from a provision of our Code of Business Conduct and Ethics that requires disclosure on our website at www.gcfb.net.

Audit Committee Matters

Our audit committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act. Each member of our audit committee is independent as defined in Rule 4200(a)(15) of the Marketplace Rules of the NASDAQ Stock Market and Exchange Act Rule 10A-3. Further, no member of our audit committee participated in the preparation of the financial statements of our company or any current subsidiary of our company at any time during the past three years.

Pursuant to our listing agreement with the NASDAQ Stock Market, each member of our audit committee is able to read and understand fundamental financial statements, including an issuer's balance sheet, income statement, and cash flow statement and at least one member of the committee has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in the individual's financial sophistication. In addition, our board of directors has determined that James G. Gilbertson is an "audit committee financial expert" as such term is defined by Item 407(d)(5) of Regulation S-K. Our audit committee financial expert and the other members of our audit committee are independent, as independence for audit committee members is defined in the Marketplace Rules of the NASDAQ Stock Market.

Item 11. Executive Compensation

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

Our compensation committee is committed to an executive compensation philosophy that attracts and retains executive officers, motivates executive officers to achieve our company's business objectives, and aligns the interests of key leadership with the long-term interests of our company's shareholders. The current objectives of our compensation program are to pay compensation at or above market level for the industry, and to link pay to performance by encouraging executive officers to focus on sales, income from operations, expense control and earnings per share.

Setting Executive Compensation

Executive compensation is intended to support our company's performance goals. Accordingly, the committee believes that a high percentage of compensation should be tied to the performance of our company and the individual's contribution to our company's performance. This philosophy is illustrated by the committee's practice of tying annual incentive compensation to our company's key metrics.

The committee endeavors to set total compensation, including base salary, annual incentive compensation and equity incentives, at or above market level for the industry to attract top management during our company's early growth years. In making its compensation decisions, the committee periodically references guides published by the National Restaurant Association for data on salary and benefit practices within the restaurant industry. In addition, the committee in 2006 engaged HCE Hospitality Compensation Exchange to provide benchmarks for base salary, cash bonuses and total compensation for our chief executive officer, chief financial officer and chief operating officer. The companies used for benchmarking purposes were Ark Restaurants Corp., Bertucci's Corp., BJ's Restaurants, Inc., Bubba Gump Shrimp Co. Restaurants, Inc., Cameron Mitchell Restaurants, LLC, Elephant & Castle Group, Inc., Fired Up, Inc., Fox Restaurant Concepts, Grill Concepts Inc., J. Alexander's Corp., Kona Grill, Margaritas Management Group, Max & Erma's Restaurants, Inc., Ram International, Smith and Wollensky Restaurant Group, and Tumbleweed Inc. The committee benchmarks total compensation at or above the average for this peer group.

The committee generally commences its review of compensation for our executive officers during the fourth quarter of each year with the final determination of base salary, annual incentive compensation and equity incentives in April of each year. Changes in annual base compensation, if any, may be implemented retroactive to the beginning of the fiscal year following completion of our audited financial statements for the prior fiscal year and the filing of such financial statements on Form 10-K. By April 2008, the committee intends to have the compensation of each named executive officer on the same review cycle.

Compensation Policies

Employment Agreements: We have entered into employment agreements with our chief executive officer and our chief financial officer. We had an employment agreement with our former chief financial officer. Based on the analysis of senior executive compensation practices in the food service industry and other relevant executive compensation factors and trends, the committee believes that employment agreements are customary at this level of leadership. Each of these agreements is described in detail in the narrative following "Potential Payments upon Termination or Change in Control." We have not entered into employment agreements with any other employees.

Change-in-Control Agreements: The above-referenced employment agreements contain provisions related to a change-in-control of our company. Each of these agreements is described in detail in the narrative following "Potential Payments upon Termination or Change in Control." In addition, our 2002 Equity Incentive Plan provides that awards issued under that plan are fully vested and all restrictions on the awards lapse in the event of a change in control, as defined in such plan. We do not maintain any other change-in-control policies or plans.

Severance Policy: The above-referenced employment agreements contain provisions related to severance payments upon termination of employment. Each of these agreements is described in detail in the narrative following "Potential Payments upon Termination or Change in Control." We do not maintain any other severance policies or plans.

Recoupment Policy Relating to Unearned Incentive Compensation: It is the committee's policy to make retroactive adjustments to any cash or equity based incentive compensation paid to executive officers where the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement. Where applicable, our company may seek to recover any amount determined to have been inappropriately received by the individual executive.

The employment agreement with our chief executive officer provides that the board may require reimbursement of any incentive compensation previously paid if our chief executive officer breaches certain provisions of his employment agreement, or if our chief executive officer becomes obligated to disgorge to or reimburse our company for any compensation paid or payable to him by reason of the application of Section 304 of the Sarbanes-Oxley Act of 2002. This employment agreement is described in detail in the narrative following "Potential Payments upon Termination or Change in Control."

Impact of Tax and Accounting Treatment on Compensation Decisions: The committee makes every reasonable effort to ensure that all compensation paid to our executive officers is fully deductible, provided it determines that application of applicable limits are consistent with our needs and executive compensation philosophy. Our income tax deduction for executive compensation is limited by Section 162(m) of the Internal Revenue Code to $1 million per executive per year, unless compensation above that amount is "performance-based." This limit applies to our chief executive officer and the other executive officers that are most highly compensated. They are identified in the Summary Compensation

Table below. We have not had any deductions limited by Section 162(m) of the Internal Revenue Code to date.

Guarantee Fees: In March 2004, our board agreed to compensate our chief executive officer for his personal guaranties of certain equipment loans. During 2006, we accrued $30,708 of such fees and paid $15,000 of such fees. In August 2006, our board agreed to compensate our chief executive officer for his personal guaranty of certain equipment lease financing. During 2006, we accrued $5,768 of such fees, none of which had been paid as of fiscal year end. The committee does not consider such guarantee fees in setting our chief executive officer's compensation as these fees are not considered to be compensation to our chief executive officer for his services to our company as an employee.

Components of Executive Officer Compensation

Base Salary. Executive officers receive a base salary to compensate them for services rendered throughout the year. Base salary is intended to recognize each officer's responsibilities, role in the organization, experience level, and contributions to the success of our company. The committee sets base salaries for the executive officers at or above market level for the industry based on our benchmarking data.

Pursuant to the terms of our employment agreement with our chief executive officer, the committee reviews his performance and base salary level each year. The committee has the sole discretion to increase (but not decrease) his base salary. Pursuant to the terms of our employment agreement with our chief financial officer, the board has the sole discretion to increase (but not decrease) his base salary. The committee makes base salary adjustments for the other executive officers based on the recommendation of our chief executive officer.

Annual Incentive Compensation. Executive officers receive annual incentive compensation to reward achievement of our key financial performance goals. These annual key financial performance goals are sales, store-level EBITDA, general and administrative cost control, and earnings per share. They are based on annual operating budgets established by management and submitted to the board for review. Annual incentive compensation is paid in cash. The targeted amounts for annual incentive compensation are set at or above market level for the industry based on our benchmarking data.

Annual incentive compensation for executive officers during 2006 was paid in accordance with a senior management bonus plan. The amount of annual incentive compensation paid to our chief executive officer and our chief financial officer is computed in accordance with procedures set forth in their employment agreements. The senior management bonus plan provides for quarterly bonuses based on our company's financial performance, within minimum and maximum ranges. The specific ranges applicable to our named executive officers for 2006 appear below in the table under the caption "Grants of Plan-Based Awards." In addition, the ranges applicable to our chief executive officer and chief financial officer for 2007 appear below in the narrative following "Potential Payments upon Termination or Change in Control." The bonus payouts are based on year-to-date metrics tied to the annual operating budget approved by the board. Fifty percent of the quarterly bonuses paid to our chief executive officer, chief financial officer and chief operating officer are held in reserve, subject to verification of our company's performance after audited financial results become available. We intend to use this methodology for all executive officer annual incentive compensation during 2007.

In addition to the annual incentive compensation paid pursuant to the terms of his employment agreement, the committee paid our chief executive officer a merit bonus in recognition of his role in our company's performance during 2005. Our chief executive officer, also the founder of our company, received no base salary for a number of years. This merit bonus was intended to reflect our company's performance during 2005 and begin to bring his total compensation in line with other chief executive officers in the industry.

Stock Option Awards. The committee grants stock options to provide additional incentives to maximize our company's share value, and to make equity ownership an important component of executive compensation. Stock option award levels are determined based on market data, and vary based on an individual's position within our company, time at our company, and contributions to our company's performance. Stock options are granted at the closing market price of our common stock on the date of grant and vest over time. During 2006, we granted stock options to our chief executive officer and our chief financial officer in accordance with their employment agreements. Other stock options are granted from time to time based on the recommendation of our chief executive officer.

Perquisites and Other Personal Benefits

We provide the named executive officers with certain perquisites and other personal benefits. These perquisites and other personal benefits include a car allowance, health care and life insurance, and long term disability insurance. During 2006, we also paid certain moving expenses of our chief financial officer. Further, under his employment agreement, our chief financial officer receives a life insurance benefit at a level in excess of that generally available to our salaried employees. The committee believes the perquisites and other personal benefits of our executive officers are standard for the industry.

Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for fiscal year 2006:

Name and Principal Position	Year	Salary ($)(a)	Option Awards ($)(b)	Non-Equity Incentive Plan Compensation ($)(c)	All Other Compensation ($)(d)	Total ($)
Steven J. Wagenheim President and Chief Executive Officer	2006	275,000	375,936	87,840	15,760	754,536
Peter P. Hausback Chief Financial Officer (e)	2006	79,739	283,985	14,588	22,097	400,409
Timothy R. Cary Chief Operating Officer	2006	214,623	62,342	65,880	11,305	354,150
Monica A. Underwood Corporate Controller	2006	112,452	17,045	18,300	—	147,797
Daniel H. Bauer Former Chief Financial Officer(f)	2006	151,799	—	40,313	2,352	194,464
James H. Hughes Former Senior Vice President, Operations(g)	2006	114,983	—	—	6,116	121,099

(a) As of April 2007, the named executive officers set forth above who continue to be employed by our company had the following annual base salaries: Mr. Wagenheim, $300,000; Mr. Hausback, $215,000; Mr. Cary, $225,000; Ms. Underwood, $118,500.

(b) Represents the dollar amount recognized for financial statement reporting purposes with respect to fiscal year 2006 for outstanding stock options in accordance with FAS 123R. The assumptions made in the valuation are those set forth in the "Stock Option Plans" note to our consolidated financial statements. The named executive officers who were not serving as executive officers of our company at fiscal year end 2006, Messrs. Bauer and Hughes, forfeited options to purchase 175,000 shares of common stock and 60,000 shares of common stock, respectively, 90 days after their termination dates. Had such options not been forfeited, we would have recognized $183,269 and $33,512, respectively, in expense for financial statement reporting purposes for such stock options with respect to fiscal year 2006 in accordance with FAS 123R.

(c) Represents annual incentive compensation earned under our senior management bonus plan. Awards under this plan are paid in the year following the year in which they are earned. Further information regarding such plan appears in Compensation Discussion and Analysis.

(d) Unless otherwise reported in this footnote, these amounts represent car allowances. Mr. Hausback's entry also includes (1) the reimbursement of moving expenses in the amount of $20,000 and (2) $562 in life insurance premiums paid under his employment contract that provide a life insurance benefit in excess of that generally available to our salaried employees.

(e) Mr. Hausback joined our company as Chief Financial Officer in August 2006.

(f) Mr. Bauer resigned as our Chief Financial Officer in August 2006. Under his employment agreement, Mr. Bauer received a pro-rated amount of his non-equity incentive plan compensation.

(g) Mr. Hughes resigned as our Senior Vice President, Operations in July 2006.

Grants of Plan-Based Awards

The following table sets forth information concerning non-equity incentive plan awards made in fiscal year 2007 for fiscal year 2006 performance and equity incentive plan awards granted in fiscal year 2006 to our named executive officers:

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(a)			All Other Option Awards: Number of Securities Underlying Options(b)	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards ($)(c)
		Threshold ($)	Target ($)	Maximum ($)			
Steven J. Wagenheim	2/22/06	39,600	120,000	167,400	100,000	4.23	279,000
Peter P. Hausback	8/14/06	24,750	75,000	104,625	175,000	3.99	484,750
Timothy R. Cary	—	29,700	90,000	125,550	—	—	—
Monica A. Underwood	—	8,250	25,000	34,875	—	—	—
Daniel H. Bauer	—	24,750	75,000	104,625	—	—	—
James J. Hughes	—	8,250	25,000	34,875	—	—	—

(a) Represents amounts that could have been paid under our senior management bonus plan for services rendered during fiscal year 2006. The threshold entries reflect the minimum dollar amount that would have been paid for a certain level of performance under the plan. Had such performance not been attained, dollar amounts would not have been earned under our senior management bonus plan. The actual amounts earned during fiscal year 2006, and paid in 2007, are set forth in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. Mr. Hausback's estimated possible payouts under non-equity incentive plan awards set forth above assume full-year employment. Mr. Hausback, who joined our company in August 2006, received a pro-rated amount of such non-equity incentive plan compensation.

(b) These ten-year options were granted under our 2002 Equity Incentive Plan. The option granted to Mr. Wagenheim vested in full on December 31, 2006. The option granted to Mr. Hausback vested as to three-sevenths of the shares purchasable thereunder on August 14, 2006, vests as to five-sevenths of the shares purchasable thereunder on August 14, 2007, and vests in full on August 14, 2008.

(c) Represents the grant date fair value of each such stock option computed in accordance with FAS 123R.

The material terms of the employment agreements of our chief executive officer and chief financial officer are set forth below in the narrative following "Potential Payments upon Termination or Change in Control." Discussion regarding salaries, non-equity incentive compensation and total compensation appears above in Compensation Discussion and Analysis.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding equity awards held by our named executive officers at fiscal year end 2006:

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Steven J. Wagenheim	20,000(a)	—	4.00	12/14/2009
	25,000(b)	—	1.65	12/30/2011
	30,000(c)	—	2.45	2/11/2013
	37,500(c)	12,500	3.62	10/24/2013
	75,000(d)	75,000	4.31	3/15/2015
	—(e)	100,000	4.23	2/22/2016
Peter P. Hausback	75,000(f)	100,000	3.99	8/14/2016
Timothy R. Cary	120,000(c)	—	4.00	10/8/2010
	63,000(b)	—	1.65	12/26/2011
	30,000(c)	—	2.45	2/11/2013
	37,500(c)	12,500	3.62	10/24/2013
	16,667(g)	33,333	4.31	3/15/2015
Monica A. Underwood	2,500(c)	—	1.65	12/26/2011
	20,000(b)	—	2.45	2/11/2013
	7,500(c)	2,500	3.62	10/24/2013
	5,000(c)	10,000	4.31	3/15/2015
Daniel H. Bauer	—	—	N/A	N/A
James J. Hughes	—	—	N/A	N/A

(a) This option is exercisable for one-half of the shares purchasable thereunder on the first anniversary of the date of grant and in full on the second anniversary of the date of grant.

(b) This option is exercisable in full on the date of grant.

(c) This option is exercisable for one-fourth of the shares purchasable thereunder on the first anniversary of the date of grant, one-half of the shares purchasable thereunder on the second anniversary of the date of grant, three-fourths of the shares purchasable thereunder on the third anniversary of the date of grant and in full on the fourth anniversary of the date of grant.

(d) This option is exercisable for one-half of the shares purchasable thereunder on the date of grant, five-sixths of the shares purchasable thereunder on the second anniversary of the date of grant and in full on the third anniversary of the date of grant.

(e) This option became exercisable in full on December 31, 2006.

(f) This option is exercisable for three-sevenths of the shares purchasable thereunder on the date of grant, five-sevenths of the shares purchasable thereunder on the first anniversary of the date of grant and in full on the second anniversary of the date of grant.

(g) This option is exercisable for one-third of the shares purchasable thereunder on the first anniversary of the date of grant, two-thirds of the shares purchasable thereunder on the second anniversary of the date of grant and in full on the third anniversary of the date of grant.

Option Exercises and Stock Vested

The following table sets forth information concerning each exercise of stock options by our named executive officers at fiscal year end 2006:

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(a)
Steven J. Wagenheim	—	—
Peter P. Hausback	—	—
Timothy R. Cary	—	—
Monica A. Underwood	20,000	54,800
Daniel H. Bauer	—	—
James J. Hughes	12,116	78,000

(a) The value realized on exercise is calculated using the market price of our common stock at the time the option exercise is executed.

Potential Payments upon Termination or Change in Control

Upon the termination of a named executive officer, such person may be entitled to payments or the provision of other benefits, depending on the event triggering the termination. The committee believes that the triggering events for Mr. Hausback, set forth in his employment agreement, are in line with current compensation trends. The triggering events for Mr. Wagenheim were determined during the negotiation of his employment agreement in 2005, and will be revisited when his agreement is renegotiated. The events that would trigger a named executive officer's entitlement to payments or other benefits upon termination, and the value of the estimated payments and benefits are described in the following table, assuming a termination date and, where applicable, a change in control date of December

26, 2006, and a stock price of $5.10 per share, which was the price of one share of our common stock on December 26, 2006 (the last trading day of fiscal year 2006):

	Steven J. Wagenheim	Peter P. Hausback	Timothy R. Cary	Monica A. Underwood	Daniel H. Bauer	James J. Hughes
Involuntary Termination without Cause, or Voluntary Termination for Good Reason, not upon a Change in Control						
Severance/Salary Continuation	0	215,000	0	0	0	0
COBRA Continuation Payments	0	11,290	0	0	0	0
Total:	**0**	**226,290**	**0**	**0**	**0**	**0**
Involuntary or Good Reason Termination within 12 months following Change in Control						
Severance	412,500	215,000	0	0	0	0
COBRA Continuation Payments	11,290	11,290	0	0	0	0
Gain on Accelerated Stock Options	38,250	111,000	31,271	7,650	0	0
Total:	**462,040**	**337,290**	**31,271**	**7,650**	**0**	**0**
Change in Control						
Gain on Accelerated Stock Options	38,250	111,000	31,271	7,650	0	0
Total:	**38,250**	**111,000**	**31,271**	**7,650**	**0**	**0**

Employment Agreement with Steven J. Wagenheim

In June 2005, we entered into a three-year employment agreement with Steven J. Wagenheim, our President and Chief Executive Officer, who is also a director of our company. The agreement provided for a minimum base salary of $225,000, commencing January 1, 2005. In February 2006, we amended the compensatory arrangements under the agreement to provide for an annual base salary of $275,000, commencing January 1, 2006. In April 2007, we amended the compensatory arrangements under the agreement to provide for an annual base salary of $300,000, commencing April 1, 2007. Any salary increase for 2008 will be reviewed at a later date by our compensation committee, which will assess officer and company performance during 2007, with any future increase to be effective April 1, 2008.

The agreement establishes performance metrics for incentive cash compensation based on our annual business plan, whereby the amount of achievement against each objective will determine the level of incentive cash compensation. Such metrics are divided into four categories: (1) sales, (2) store-level EBITDA, (3) general and administrative cost control, and (4) earnings per share. In 2006, Mr. Wagenheim received cash incentive compensation of $87,840. Depending upon performance, Mr. Wagenheim's cash incentive compensation for 2006 could have ranged from $39,600 for performance that achieved minimum performance on all measures, to $120,000 for performance that achieved 100% of target performance on all measures, to $167,400 for performance that achieved substantially more than target performance on all measures. For 2007, Mr. Wagenheim's cash incentive compensation could range from $46,200 for performance that achieves minimum performance on all measures, to $140,000 for performance that achieves 100% of target performance on all measures, to $197,400 for performance that achieves substantially more than target performance on all measures. Mr. Wagenheim's performance is assessed pursuant to the foregoing measures on a quarterly basis. Half of any incentive cash compensation earned is paid quarterly and the remaining half of any incentive cash compensation is paid at year-end, following a performance versus plan reconciliation. Incentive cash compensation for 2008 will be reviewed by our compensation committee at a later date as the annual business plan is approved by the board.

Mr. Wagenheim's employment agreement provides that upon his involuntary termination without cause within 12 months following a change in control of our company, as defined in the agreement, or Mr. Wagenheim's voluntary termination for good reason in anticipation of a change in control, he would be entitled to receive severance pay equal to 18 months of salary. In addition, we would be obligated to pay on Mr. Wagenheim's behalf the premiums applicable to his continuation of health and dental insurance benefits that he elects under COBRA, for up to 12 months. The employment agreement and the 2002 Equity Incentive Plan also provide that such termination would cause the immediate vesting of any unvested stock options then held by Mr. Wagenheim. Furthermore, Mr. Wagenheim has agreed to certain nondisclosure provisions during the term of his employment and any time thereafter, and certain noncompetition and nonrecruitment provisions during the term of his employment and for a period of one year thereafter.

Employment Agreement with Peter P. Hausback

In August 2006, we entered into an at-will employment agreement with Peter P. Hausback that provides for Mr. Hausback to serve as our Chief Financial Officer and Principal Accounting Officer, commencing August 14, 2006. The agreement provides for a minimum annual base salary of $215,000. Mr. Hausback is also eligible to participate in any performance-based cash bonus or equity award plans for senior executives based upon goals established by the board or compensation committee after reasonable consultation with Mr. Hausback. In 2006, Mr. Hausback received cash incentive compensation of $14,588. Depending upon performance, Mr. Hausback's cash incentive compensation for 2006 could have ranged from $24,750 for performance that achieved minimum performance on all measures, to $75,000 for performance that achieved 100% of target performance on all measures, to $104,625 for performance that achieved substantially more than target performance on all measures. Mr. Hausback's estimated possible payouts under non-equity incentive plan awards set forth above assumes full-year employment. Mr. Hausback joined our company in August 2006 and as a consequence, received a pro-rated amount of non-equity incentive plan compensation. For 2007, Mr. Hausback's cash incentive compensation could range from $24,750 for performance that achieves minimum performance on all measures, to $75,000 for performance that achieves 100% of target performance on all measures, to $106,875 for performance that achieves substantially more than target performance on all measures. Pursuant to his employment agreement, however, the extent of Mr. Hausback's participation in the annual incentive compensation plan for 2007 will be up to $75,000. Mr. Hausback's performance is assessed pursuant to the foregoing measures on a quarterly basis. Half of any incentive cash compensation earned is paid quarterly and the remaining half of any incentive cash compensation is paid at year-end, following a performance versus plan reconciliation. Incentive cash compensation for 2008 will be reviewed by our compensation committee at a later date as the annual business plan is approved by the board.

Mr. Hausback's employment agreement provides that a severance payment equal to 12 months of base salary (and a pro-rata portion of any bonus as of the date of termination) will be made if his employment is terminated in connection with a change in control, by our company without cause, or by the officer for good reason, including, but not limited to, a reduction of the officer's compensation; a reduction of authority and responsibility, a relocation of place of employment; or a breach of the employment agreement by our company. In addition to the foregoing severance payments, we have agreed to reimburse Mr. Hausback for medical (COBRA) benefits for the period covered by the severance payments. The 2002 Equity Incentive Plan also provides that such termination upon a change in control would cause the immediate vesting of any unvested stock options then held by Mr. Hausback. Furthermore, Mr. Hausback has agreed to certain nondisclosure provisions during the term of his employment and any time thereafter, and certain noninterference and nonrecruitment provisions during the term of his employment and for a period of two years thereafter.

Former Employment Agreement with Daniel H. Bauer

In August 2005, we entered into an at-will employment agreement with Daniel H. Bauer that provided for Mr. Bauer to serve as our Chief Financial Officer and Principal Accounting Officer. In August 2006, Mr. Bauer resigned as our Chief Financial Officer and Principal Accounting Officer. Mr. Bauer's employment agreement contained terms substantially equivalent to those contained in Mr. Hausback's employment agreement, including substantially the same severance benefits. Because Mr. Bauer's severance benefits were not yet effective and because his employment was not terminated in connection with a change of control, by our company without cause, or by the officer for good reason, as defined, Mr. Bauer was ineligible for severance benefits upon the termination of his employment.

2002 Equity Incentive Plan

The 2002 Equity Incentive Plan provides that involuntary termination of any optionee in connection with a change in control will cause the immediate vesting of any unvested stock options then held by the optionee.

Compensation of Directors

In March 2005, the compensation committee authorized a compensation arrangement with non-employee directors. Such arrangement addresses (1) annual retainer, (2) board meeting fees, (3) committee meeting fees, and (4) stock option awards. Non-employee directors receive (1) an annual retainer of $6,000, paid quarterly on the first day of each quarter, (2) $500 per meeting for attending board meetings and the annual meeting of shareholders (or $250 per meeting for attendance telephonically), and (3) $250 per meeting for attending committee meetings (whether in person or telephonically). Non-employee directors also receive automatic awards of stock options for the purchase of 15,000 shares of common stock per year under the 1997 Director Stock Option Plan (the "DSOP"). Effective July 2007, awards may no longer be made under the DSOP. The compensation committee is presently evaluating alternative means of continuing to provide equity awards to non-employee directors.

Compensation of our directors during 2006 appears in the following table:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (a)	All Other Compensation ($)(b)	Total ($)
James G. Gilbertson	9,500	33,686	0	43,186
Eugene E. McGowan	9,500	33,733	0	43,233
Arthur E. Pew III	9,500	33,315	7,000	42,815
Dermot F. Rowland	9,250	28,026	0	37,276
Bruce H. Senske	10,500	33,686	0	44,186
William E. Burdick(c)	0	305	0	305

(a) Represents the dollar amount recognized for financial statement reporting purposes with respect to fiscal year 2006 for outstanding stock options in accordance with FAS 123R. Our non-employee directors held the following unexercised options at fiscal year end 2006:

Name	Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
James G. Gilbertson	15,000	—	4.00	11/26/2008
	15,000	—	5.019	11/26/2009
	15,000	—	4.97	11/26/2010
	—	15,000	5.24	11/26/2011
Eugene E. McGowan	15,000	—	2.27	1/1/2008
	15,000	—	3.98	1/1/2009
	15,000	—	4.90	1/1/2010
	—	15,000	4.74	1/1/2011
Arthur E. Pew III	15,000	—	1.26	8/18/2007
	15,000	—	2.161	8/18/2008
	15,000	—	4.25	8/18/2009
	15,000	—	5.00	8/18/2010
	—	15,000	4.00	8/18/2011
Dermot F. Rowland	15,000	—	4.91	5/27/2009
	15,000	—	3.41	5/27/2010
	—	15,000	4.16	5/27/2011
Bruce H. Senske	15,000	—	1.60	11/26/2007
	15,000	—	4.00	11/26/2008
	15,000	—	5.019	11/26/2009
	15,000	—	4.97	11/26/2010
	—	15,000	5.24	11/26/2011
William E. Burdick	—	—	N/A	N/A

(b) Represents $1,000 per month fee paid over the course of seven months to Mr. Pew pursuant to a loan guarantee involving our Fargo restaurant. Further information on such fee appears in "Certain Relationships and Related Transactions."

(c) Mr. Burdick, who served as a director and as our brewmaster through January 2006, earned cash compensation for his service as our brewmaster of $38,077 and $4,333 for a car allowance during 2006. Such amounts do not appear in the foregoing table because they were not paid to Mr. Burdick in consideration of his service to our company as a director. Mr. Burdick forfeited options to purchase 10,000 shares of common stock after his termination date. Had such options not been forfeited, we would have recognized $9,279 in expense for financial statement reporting purposes for such stock options with respect to fiscal year 2006 in accordance with FAS 123R.

Director Option Exercises

On November 22, 2006, Bruce H. Senske exercised a stock option for the purchase of 15,000 shares of common stock at an aggregate exercise price of $15,000. On the same date, the closing market price of our common stock on the NASDAQ Capital Market was $5.24 per share. On August 18, 2006, Arthur E. Pew III exercised a stock option for the purchase of 15,000 shares of common stock at an aggregate exercise price of $20,700. On the same date, the closing market price of our common stock on the NASDAQ Capital Market was $4.00 per share.

On November 17, 2006, William E. Burdick, one of our former directors, exercised (a) a stock option for the purchase of 20,000 shares of common stock at an aggregate exercise price of $80,000, (b) a stock option for the purchase of 9,000 shares of common stock at an aggregate exercise price of $14,850, (c) a stock option for the purchase of 15,000 shares of common stock at an aggregate exercise price of $36,750 and (d) a stock option for the purchase of 10,000 shares of common stock at an aggregate exercise price of $36,200. On the same date, the closing market price of our common stock on the NASDAQ Capital Market was $5.07 per share.

Compensation Committee Interlocks and Insider Participation

The members of the compensation committee are identified below under "Compensation Committee Report." None of the members was an officer or employee of Granite City Food & Brewery Ltd. during fiscal year 2006 or in any prior year and none of the members had any relationship requiring disclosure under Item 404(a) of Regulation S-K. There were no compensation committee interlocks as described in Item 407(e)(4) of Regulation S-K.

Compensation Committee Report

The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis that appears herein. Based on such review and discussions, the committee recommended to our board of directors that the Compensation Discussion and Analysis be included in our 2006 Annual Report on Form 10-K/A and our proxy statement on Schedule 14A.

The name of each person who serves as a member of the committee is set forth below.

Respectfully submitted,
/s/ Eugene E. McGowan, Chairman
/s/ Arthur E. Pew III
/s/ Bruce H. Senske
The Compensation Committee

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Security Ownership

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of April 13, 2007, by (a) each person who is known to us to own beneficially more than five percent of our common stock, (b) each director, (c) each executive officer named in the summary compensation table above, and (d) all current executive officers and directors as a group. The percentage of beneficial ownership is based on 15,991,767 shares outstanding as of April 13, 2007. As indicated in the footnotes, shares issuable pursuant to warrants and options are deemed outstanding for computing the percentage of the person holding such warrants or options but are not deemed outstanding for computing the percentage of any other person. Except as otherwise noted below, the named individual has sole voting and investment power with respect to the listed shares and none of the listed shares has been pledged as security. Unless otherwise indicated, the address for each listed shareholder is c/o Granite City Food & Brewery Ltd., 5402 Parkdale Drive, Suite 101, Minneapolis, Minnesota 55416.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned (1)	Percentage of Common Stock (1)
Steven J. Wagenheim (2)	1,671,222(3)	10.2%
Arthur E. Pew III (2)	1,442,687(4)	9.0%
William Blair & Company, LLC (5)	1,372,423	8.6%
Brewing Ventures LLC	1,246,875	7.8%
Gary M. Winston (6)	973,201(7)	6.1%
Solstice Capital Management, LLC (6)	961,617(8)	6.0%
Andrew J. Redleaf (9)	921,172(10)	5.7%
Perkins Capital Management, Inc. (11)	874,311(12)	5.4%
Gary S. Kohler (9)	852,369(13)	5.3%
Eugene E. McGowan (14)	413,597(15)	2.5%
Timothy R. Cary	283,833(16)	1.7%
Dermot F. Rowland	143,381(17)	*
Bruce H. Senske	91,327(18)	*
James G. Gilbertson	90,000(19)	*
Peter P. Hausback	75,000(16)	*
Monica A. Underwood	40,000(16)	*
Daniel H. Bauer (20)	0	0
James J. Hughes (21)	0	0
All current directors and executive officers as a group (9 persons) (22)	3,004,172(23)	17.5%

* Represents less than one percent.

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to securities. Securities "beneficially owned" by a person may include securities owned by or for, among others, the spouse, children, or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the option or right to acquire within 60 days of April 13, 2007.

(2) Messrs. Wagenheim and Pew, two members of our board of directors, are members of Brewing Ventures LLC who collectively own two-thirds of its membership interests. As a result, they may be deemed to be the indirect beneficial owners of the securities it holds. The number of shares reported herein as beneficially owned by such individuals includes the securities held by Brewing Ventures.

(3) Includes 337,500 shares purchasable by Mr. Wagenheim upon the exercise of options.

(4) Includes 207 shares owned by Mr. Pew's spouse, 414 shares owned by trusts for the benefit of Mr. Pew's grandchildren, over which Mr. Pew is sole trustee, and 60,000 shares purchasable by Mr. Pew upon the exercise of options.

(5) The address of this shareholder is 222 West Adams Street, Chicago, IL 60606.

(6) The Schedule 13G filed with the SEC by Solstice Capital Management, LLC and Gary M. Winston on November 10, 2005, reports that Mr. Winston is the controlling owner and manager of Solstice. The number of shares reported herein as beneficially owned by Mr. Winston includes the securities held by Solstice. The address of this shareholder is 12 Tamal Vista Boulevard, Suite 204, Corte Madera, CA 94925.

(7) Includes 69,550 shares purchasable upon the exercise of warrants and 11,584 shares held by Mr. Winston's IRA.

(8) Includes 69,550 shares purchasable upon the exercise of warrants.

(9) The following relationships are set forth in the Schedule 13G/A filed with the SEC by Whitebox Advisors, LLC ("WA"), Whitebox Intermarket Advisors, LLC ("WIA"), Whitebox Intermarket Partners, L.P. ("WIPLP"), Whitebox Intermarket Fund, L.P. ("WIFLP"), Whitebox Intermarket Fund, Ltd. ("WIFLTD"), HFR Asset Management, LLC ("HFRAM"), Andrew J. Redleaf and Gary S. Kohler on February 14, 2007. The general partner of WIPLP is WIA, which manages accounts for the benefit of its clients WIPLP, WIFLP and WIFLTD. The managing member and controlling owner of WIA is WA. The sole managing member of WA is Mr. Redleaf. Mr. Kohler is a portfolio manager of WIPLP. HFRAM is the investment manager for RVA Combined Master Trust ("HFR-RVA"). HFRAM and WA have a trading manager agreement in place with respect to the common stock directly beneficially owned by HFR-RVA. Based on these relationships, these entities and individuals may be deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Exchange Act. The filing of the Schedule 13G/A is not an admission that WA, HFR-RVA, WIA, WIPLP, WIFLP, WIFLTD and Messrs. Redleaf and Kohler are a group, or have agreed to act as a group. Mr. Kohler and Mr. Redleaf, WA, HFR-RVA, WIA, WIPLP, WIFLP and WIFLTD each disclaim beneficial ownership of such shares of common stock except to the extent of their pecuniary interest in such shares. WIPLP directly owns 781,287 shares of common stock, which includes (i) 580,063 shares of common stock, and (ii) 201,224 shares of common stock issuable upon exercise of warrants. As a result of these relationships, each of WA, WIA, WIFLP, WIFLTD and Messrs. Redleaf and Kohler may be deemed to possess indirect beneficial ownership of the shares of common stock held by WIPLP. Mr. Kohler and Mr. Redleaf, WA, WIA, WIPLP, WIFLP and WIFLTD each disclaim indirect beneficial ownership of such shares of common stock except to the extent of their pecuniary interest in such shares. Mr. Redleaf directly owns 128,803 shares of common stock. Mr. Kohler directly owns 40,000 shares of common stock and 20,000 shares of common stock issuable upon exercise of warrants. Mr. Redleaf has sole power to vote 128,803 shares of our common stock directly owned by him. Mr. Kohler has sole power to vote 60,000 shares of our common stock directly owned by him. WA, HFR-RVA, WIA, WIPLP, WIFLP, WIFLTD and Messrs. Redleaf and Kohler have shared voting power with respect to 981,172 shares of our common stock. Mr. Redleaf has sole power to direct the disposition of 128,803 shares of our common stock directly owned by him. Mr. Kohler has sole power to direct the disposition of 60,000 shares of our common stock directly owned by him. WA, HFR-RVA, WIA, WIPLP, WIFLP, WIFLTD and Messrs. Redleaf and Kohler have shared power to direct the disposition of 981,172 shares of our common stock. The number of shares reported herein as beneficially owned by Messrs. Redleaf and Kohler includes the securities held by WIPLP. The address of this shareholder is 3033 Excelsior Blvd., Suite 300, Minneapolis, MN 55416.

(10) Includes 201,224 shares purchasable by WIPLP upon the exercise of warrants.

(11) As set forth in Schedule 13G/A filed with the SEC by Perkins Capital Management, Inc. on January 12, 2007. The Schedule 13G reports that these shares are owned by investment advisory clients of Perkins Capital Management. The Schedule 13G reports that these shares represent 399,297 shares over which such entity has sole voting power and 874,311 shares over which such entity has sole dispositive power. The address of this shareholder is 730 East Lake Street, Wayzata, MN 55391.

(12) Includes 105,230 shares purchasable upon the exercise of warrants.

(13) Includes 201,224 shares purchasable by WIPLP and 20,000 shares purchasable by Mr. Kohler upon the exercise of warrants.

(14) Mr. McGowan, a member of our board of directors, has a business relationship with Granite Partners, L.L.C. such that he may be deemed to be the indirect beneficial owner of the securities held by such entity. The number of shares reported herein as beneficially owned by Mr.

McGowan includes the securities held by Granite Partners. The address of this shareholder is 308 E. Pennbrook Circle, Sioux Falls, SD 57108.

(15) Includes 15,128 shares owned by Granite Partners, 170,215 shares purchasable by Granite Partners upon the exercise of warrants and 60,000 shares purchasable by Mr. McGowan upon the exercise of options.

(16) Represents shares purchasable upon the exercise of options.

(17) Includes 6,400 shares purchasable by Mr. Rowland upon the exercise of warrants and 45,000 shares purchasable by Mr. Rowland upon the exercise of options.

(18) Includes 4,308 shares purchasable by Mr. Senske upon the exercise of warrants and 60,000 shares purchasable by Mr. Senske upon the exercise of options.

(19) Includes 45,000 shares purchasable by Mr. Gilbertson upon the exercise of options.

(20) Although Mr. Bauer is named in the summary compensation table above and therefore appears in this table, his employment with our company ceased on August 11, 2006.

(21) Although Mr. Hughes is named in the summary compensation table above and therefore appears in this table, his employment with our company ceased on July 18, 2006.

(22) Includes securities held by Brewing Ventures, Mr. Pew's spouse, trusts for the benefit of Mr. Pew's grandchildren, and Granite Partners.

(23) Includes 180,923 shares purchasable upon the exercise of warrants and 1,012,233 shares purchasable upon the exercise of options.

Equity Compensation Plan Information

The following table provides information as of the end of fiscal year 2006 with respect to compensation plans under which our equity securities are authorized for issuance.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders....	1,543,500	$. 3.76	710,838(1)
Equity compensation plans not approved by security holders....	514,268(2)	$ 3.16	0
Total..	2,057,768	$ 3.61	710,838

(1) Represents (a) 35,500 shares remaining available for future issuance under our 1997 Stock Option Plan; (b) 103,500 shares remaining available for future issuance under our 1997 Director Stock Option Plan; and (c) 571,838 shares remaining available for future issuance under our 2002 Equity Incentive Plan. On January 1st of each year, the aggregate number of shares of stock that may be awarded under the 2002 Equity Incentive Plan automatically increases by the greater of (a) 80,000 shares of stock or (b) 2.0% of the outstanding shares of stock on such date. As a result, an additional 267,406 shares (not shown above) became available for future issuance under our 2002 Equity Incentive Plan as of January 1, 2007.

(2) Represents (a) an aggregate of 31,500 shares of common stock underlying ten-year options exercisable at $1.65 per share issued on December 27, 2001 and December 31, 2001, to certain employees, including an executive officer who also serves as a director; (b) an aggregate of 20,000 shares of common stock underlying ten-year options exercisable at $2.45 per share issued on February 11, 2003 to a former executive officer who also served as a director; (c) an aggregate of 241,602 shares of common stock underlying five-year warrants exercisable at $1.58 per share, 173,222 of which were originally issued in the fourth quarter of 2002 and 68,380 of which were issued in the first half of 2003, pursuant to the terms of an agency agreement; (d) an aggregate of 130,730 shares of common stock underlying five-year warrants exercisable at $5.00 per share, 29,618 of which were originally issued September 17, 2004 and 101,112 of which were issued November 4, 2004; (e) an aggregate of 55,436 shares of common stock underlying five-year warrants exercisable at $6.50 per share issued October 21, 2005; and (f) an aggregate of 12,000 shares of common stock underlying five-year warrants exercisable at $2.85 per share, an aggregate of 10,000 shares of common stock underlying five-year warrants exercisable at $3.40 per share, an aggregate of 8,000 shares of common stock underlying five-year warrants exercisable at $4.40 per share and an aggregate of 5,000 shares of common stock underlying five-year warrants exercisable at $5.40 per share issued May 12, 2003 pursuant to the terms of a financial advisory services agreement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions

Review and Approval of Transactions with Related Persons

Our audit committee is responsible for reviewing any proposed transaction with a related person. In April 2007, our board of directors adopted a written policy for the review and approval of related person transactions requiring disclosure under Rule 404(a) of Regulation S-K. This policy states that the audit committee is responsible for reviewing and approving or disapproving all interested transactions, which are defined as any transaction, arrangement or relationship in which (a) the amount involved may be expected to exceed $120,000 in any fiscal year, (b) our company will be a participant, and (c) a related person has a direct or indirect material interest. A related person is defined as an executive officer, director or nominee for director, or a greater than five percent beneficial owner of our company's common stock, or an immediate family member of the foregoing. The policy deems certain interested transactions to be pre-approved, including the employment and compensation of executive officers, compensation paid to directors, and the guarantee fees we pay to Steven J. Wagenheim, our President, Chief Executive Officer, one of our directors and the beneficial owner of approximately 10.2% of our common stock, as described below. All future transactions between us and our executive officers, directors and principal shareholders and their affiliates will be approved by our audit committee pursuant to the foregoing policy.

Equipment Lease Financing from DHW Leasing, L.L.C.

On September 19, 2006, we entered into an Equipment Lease Commitment and Master Equipment Lease with DHW Leasing, L.L.C. relating to the lease of furniture, fixtures and equipment for future restaurants. The members of DHW are Donald A. Dunham, Jr., Charles J. Hey and Steven J. Wagenheim. Mr. Wagenheim is our President, Chief Executive Officer, one of our directors and the beneficial owner of approximately 10.2% of our common stock. Mr. Wagenheim owns a 20% membership interest in DHW and has agreed to personally guarantee 20% of DHW's indebtedness to its lenders. Under the terms of the Equipment Lease Commitment, DHW agreed to purchase and lease to us equipment costing up to $16 million to equip future restaurant locations. Each lease is expected to be for equipment costing a minimum of $800,000 and a maximum of $1.4 million per restaurant. Payments due DHW will be based upon a five-year amortization of the purchase price with interest equal to the DHW bank base rate plus a blended 5.4% rate. The bank base rate referred to is the actual interest rate charged by DHW's lender with respect to term loan financing used to purchase equipment to be leased to us. The lease financing to be provided by DHW to us will be subject to the availability of financing commitments to DHW from its lenders. DHW has advised us that its lenders will be reviewing loan commitments annually. We and DHW have agreed upon a form of Master Finance Lease which provides, among other things, for a lease fee equal to 0.25% of the principal amount financed upon origination of each equipment lease. We have the option to purchase the leased equipment for $1.00 upon payment in full of all rent payments due under each lease. The equipment lease contains other customary terms and conditions. We are not obligated to enter into any equipment leases with DHW. DHW is not obligated to provide equipment leases for restaurants that are not developed and constructed by Dunham Capital Management, L.L.C. As of December 26, 2006, we had financed $6,183,191 of equipment pursuant to our agreement with DHW.

On August 28, 2006, our board and audit committee considered and approved the DHW proposal to provide up to $16,000,000 of equipment financing and Mr. Wagenheim made a disclosure of his interest in DHW. At that meeting, our board and audit committee approved the DHW proposal with understanding that Mr. Wagenheim's participation in the income and profits of DHW would not exceed 3% of the average principal balance of the amount guarantied for the term of the guarantied debt. Mr. Wagenheim agreed to provide evidence to us of the amount guarantied.

As of March 9, 2007, we agreed, in connection with our entry into a stock purchase agreement with certain accredited investors to repay in full all of our outstanding obligations under our Master Finance Lease. We also agreed, following the repayment in full of our obligations thereunder, not to pay or enter into any agreement to pay or benefit any executive officer, director or five percent shareholder, or any entity affiliated with or controlled by such person (an "Interested Party") in respect to any goods or services, financial service, loan, guaranty (other than guaranties of our debt), real estate or lease transaction, construction, construction financing or other transaction or service directly or indirectly provided by such Interested Party, or in which such Interested Party is financially interested (collectively, an "Interested Party Transaction"). The foregoing covenant does not apply to payments or agreements which are compensatory in nature in respect to services provided to our company by our executive officers or directors. The foregoing covenant does, however, apply to our agreement with DHW and the transactions contemplated thereby so long as any Interested Party, including Steven J. Wagenheim, holds a membership interest in DHW or guaranties any debt of DHW to its lenders. Mr. Wagenheim presently holds a 20% membership interest in DHW. As of March 12, 2007, we had repaid all outstanding obligations pursuant to our agreement with DHW.

Personal Guarantees and Guarantee Fees

Steven J. Wagenheim, our President, Chief Executive Officer, one of our directors, and the beneficial owner of approximately 10.2% of our common stock, and William E. Burdick, one of our former directors, have personally guaranteed the lease on our restaurant in St. Cloud, Minnesota, and the lease on our restaurant in Sioux Falls, South Dakota.

Messrs. Wagenheim, Burdick and Arthur E. Pew III, one of our directors and the beneficial owner of approximately 9.0% of our common stock, personally guaranteed the $1.5 million loan we obtained to finance our restaurant in Fargo, North Dakota. In connection with the guaranties of the loan, we entered into an agreement concerning guaranty with Messrs. Wagenheim, Burdick and Pew which provides, among other things, that our company, Mr. Wagenheim and Mr. Burdick, jointly and severally, agree to indemnify and hold Mr. Pew harmless from any liabilities which he may claim by reason of his guaranty of our indebtedness, and that we will indemnify Mr. Wagenheim and Mr. Burdick from any liabilities they may incur by reason of their guaranties of our indebtedness. We further agreed that we would not, without Mr. Pew's consent, modify the terms and conditions of the loan, default in payment of obligations under the loan agreement or incur additional indebtedness other than indebtedness under the loan, ordinary trade debt or other indebtedness incurred in the ordinary course of business, not to exceed $100,000 at any time. The agreement also contained other customary covenants and covenants that we would use our best efforts to refinance the $1.5 million of indebtedness by January 1, 2006 and that we would use our best efforts to obtain a release of Mr. Pew from the guaranty by that date. Because we did not release Mr. Pew from the obligation by January 1, 2006, we became obligated to pay him a monthly guaranty fee beginning in February 2006 in the amount of $1,000 until he was released from the obligation. Disclosure of the guaranty fee we paid to Mr. Pew is not required pursuant to Item 404(a) of Regulation S-K. Messrs. Burdick and Pew were released from their guaranties on the $1.5 million loan effective August 16, 2006.

At a meeting held in March 2004, our board agreed to compensate Mr. Wagenheim for his personal guaranties of equipment loans entered into in August 2003 and January 2004. The amount of such compensation is calculated based on 3% of the weighted average daily balances of such loans at the end of each monthly accounting period. During fiscal years 2004, 2005 and 2006, we accrued $36,554, $36,581 and $30,708 of such fees, respectively, and paid $21,660, $25,000 and $15,000 of such fees, respectively.

In August 2006, we entered into a master lease agreement with Carlton Financial Corporation, an unrelated third party, pursuant to which we may finance lease up to $3,000,000 of equipment purchases for three restaurant locations. Mr. Wagenheim was required to personally guarantee payments to be made to Carlton under the lease financing. We agreed to pay a guaranty fee to Mr. Wagenheim calculated based on 3% of the weighted average daily balance of such guarantied lease indebtedness at the end of each monthly accounting period. During fiscal year 2006, we accrued $5,768 of such fee, none of which had been paid as of December 26, 2006.

Transactions with Five Percent Owners

In October 2005, Whitebox Intermarket Partners, L.P., then a beneficial owner of more than 5% of our common stock, purchased 83,047 shares of common stock and warrants for the purchase of 16,609 shares of common stock for total consideration of $400,000. As of April 13, 2007, Whitebox beneficially owned less than 5% of our common stock.

Director Independence

Our board is comprised of a majority of "independent" directors as defined in Rule 4200(a)(15) of the Marketplace Rules of the NASDAQ Stock Market. Our independent directors are James G. Gilbertson, Eugene E. McGowan, Arthur E. Pew III, Dermot F. Rowland and Bruce H. Senske. Our board determined that the above-described guaranty fee we paid to Mr. Pew during fiscal year 2006 did not prevent it from reaching a determination that Mr. Pew is independent. Steven J. Wagenheim, our President and Chief Executive Officer, is not an independent director. William E. Burdick, who served as one of our directors and as our brewmaster through January 2006, was not an independent director.

Our Board of Directors has an audit committee, compensation committee and corporate governance and nominating committee. Each committee consists solely of members who are independent as defined in Rule 4200(a)(15) of the Marketplace Rules of the NASDAQ Stock Market. In addition, each member of the audit committee is independent as defined in Exchange Act Rule 10A-3 and each member of the compensation committee is a non-employee director and is an outside director under the rules of the SEC and the IRS, respectively.

Item 14. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table presents fees for audit and other services provided by Schechter, Dokken, Kanter, Andrews & Selcer, Ltd. for the years ended December 26, 2006, and December 27, 2005.

	Year Ended	
	December 26, 2006	December 27, 2005
Audit fees (1)	$ 89,602	$ 79,893
Audit-related fees (2)	9,446	11,436
Tax fees (3)	10,500	6,350
All other fees	—	—
Total Fees	$ 109,548	$ 97,679

(1) Audit fees consist of fees for services provided in connection with the audit of our financial statements and reviews of our quarterly financial statements.
(2) Audit-related fees consist of assurance and related services that include, but are not limited to, internal control reviews, attest services not required by statute or regulation, and consultation concerning financial accounting and reporting standards.
(3) Tax fees consist of the aggregate fees billed for professional services rendered by Schechter, Dokken, Kanter, Andrews & Selcer, Ltd. for tax compliance, tax advice, and tax planning.

Pre-Approval Policies and Procedures

All services provided by our independent registered public accounting firm, Schechter, Dokken, Kanter, Andrews & Selcer, Ltd., are subject to pre-approval by our audit committee. The audit committee has authorized each of its members to approve services by our independent registered public accounting firm in the event there is a need for such approval prior to the next full audit committee meeting. Any interim approval given by an audit committee member must be reported to the audit committee no later than its next scheduled meeting. Before granting any approval, the audit committee (or a committee member, if applicable) gives due consideration to whether approval of the proposed service will have a detrimental impact on the independence of our independent registered public accounting firm. The audit committee pre-approved all services provided by Schechter, Dokken, Kanter, Andrews & Selcer, Ltd. in the fiscal year ended December 26, 2006.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) See Index to Financial Information on page F-1 and Index to Exhibits on page E-1.
(b) See Index to Exhibits on page E-1.
(c) Not applicable.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on April 24, 2007.

GRANITE CITY FOOD & BREWERY LTD.

By /s/ Steven J. Wagenheim
Steven J. Wagenheim
President and Chief Executive Officer
(Principal Executive Officer)

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant, and in the capacities and on the date indicated.

Signature	Title	Date
/s/ Steven J. Wagenheim Steven J. Wagenheim	President, Chief Executive Officer and Director (Principal Executive Officer)	April 24, 2007
/s/ Peter P. Hausback Peter P. Hausback	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 24, 2007
Arthur E. Pew III	Director	
* James G. Gilbertson	Director	
* Bruce H. Senske	Director	
* Eugene E. McGowan	Director	
* Dermot F. Rowland	Director	

* By /s/ Peter P. Hausback
Peter P. Hausback
Attorney-in-Fact

April 24, 2007

(This page has been left blank intentionally.)

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Granite City Food & Brewery Ltd.
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Granite City Food & Brewery Ltd. as of December 26, 2006 and December 27, 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 26, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Granite City Food & Brewery Ltd. as of December 26, 2006 and December 27, 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 26, 2006 in conformity with U.S. generally accepted accounting principles.

/s/ Schechter, Dokken, Kanter, Andrews & Selcer Ltd.

Minneapolis, Minnesota
February 20, 2007

GRANITE CITY FOOD & BREWERY LTD.

CONSOLIDATED BALANCE SHEETS

	December 26, 2006	December 27, 2005
ASSETS:		
Current assets:		
Cash	$ 7,671,750	$ 9,836,231
Inventory	511,146	243,180
Prepaids and other	393,803	218,960
Total current assets	8,576,699	10,298,371
Prepaid rent, net of current portion	503,267	—
Property and equipment, net	54,018,124	33,767,282
Intangible assets and other	760,420	416,937
Total assets	$ 63,858,510	$ 44,482,590
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities:		
Accounts payable	$ 2,289,433	$ 1,007,437
Accrued expenses	5,104,730	3,027,035
Deferred rent, current portion	143,928	117,778
Long-term debt, current portion	259,940	241,747
Capital lease obligations, current portion	1,885,388	679,738
Total current liabilities	9,683,419	5,073,735
Deferred rent, net of current portion	1,603,557	1,207,537
Long-term debt, net of current portion	2,004,986	2,262,180
Capital lease obligations, net of current portion	37,501,605	18,585,630
Total liabilities	50,793,567	27,129,082
Commitments and contingencies		
Shareholders' equity:		
Common stock, $0.01 par value, 90,000,000 shares authorized; 13,370,331 and 13,226,526 shares issued and outstanding at December 26, 2006 and December 27, 2005, respectively	133,703	132,265
Additional paid-in capital	29,122,306	27,881,089
Accumulated deficit	(16,191,066)	(10,659,846)
Total shareholders' equity	13,064,943	17,353,508
Total liabilities and shareholders' equity	$ 63,858,510	$ 44,482,590

The accompanying notes are an integral part of the consolidated financial statements.

GRANITE CITY FOOD & BREWERY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended		
	December 26, 2006	December 27, 2005	December 28, 2004
Restaurant revenues	$ 58,328,339	$ 36,204,536	$ 30,644,691
Cost of sales:			
Food, beverage and retail	17,320,269	10,996,546	9,544,941
Labor	20,832,308	13,016,076	10,790,733
Direct restaurant operating	7,120,312	4,640,093	3,529,839
Occupancy	3,435,291	1,927,454	1,574,119
Total cost of sales	48,708,180	30,580,169	25,439,632
Pre-opening	2,382,266	840,059	723,023
General and administrative	6,821,835	4,978,333	2,390,648
Depreciation and amortization	3,468,426	2,148,213	1,650,957
Operating income (loss)	(3,052,368)	(2,342,238)	435,431
Interest:			
Income	99,392	122,350	29,302
Expense	(2,566,009)	(1,445,479)	(1,187,422)
Interest expense, net	(2,466,617)	(1,323,129)	(1,158,120)
Loss before income tax	(5,518,985)	(3,665,367)	(722,689)
Income tax provision	(12,235)	(2,000)	(2,492)
Net loss	(5,531,220)	(3,667,367)	(725,181)
Less: preferred stock dividends declared	—	—	(605,594)
Net loss available to common shareholders	$ (5,531,220)	$ (3,667,367)	$ (1,330,775)
Loss per common share, basic and diluted	$ (0.42)	$ (0.31)	$ (0.25)
Weighted average shares outstanding, basic and diluted	13,249,660	11,870,242	5,400,490

The accompanying notes are an integral part of the consolidated financial statements.

GRANITE CITY FOOD & BREWERY LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common stock shares	Preferred stock shares	Par value	Additional paid-in capital	Stock subscriptions receivable/ dividends distributable	Accumulated deficit	Total Shareholders' equity
Balance on December 28, 2003	4,044,120	55,500	$ 40,996	$12,029,001	$ 702	$(5,746,541)	$6,324,158
Common shares issued upon exercise of options	39,000		390	132,460			132,850
Common shares issued upon exercise of warrants	1,251,054		12,511	394,186		100,989	507,686
Common shares issued upon payment of preferred stock dividends	139,644		1,396	346,376	(702)	(347,070)	—
Common shares issued upon conversion of preferred stock	3,512,640	(55,500)	34,571	(34,571)			—
Issuance of common stock (private placement)	2,614,609		26,147	7,849,649			7,875,796
Issuance of cash dividends on preferred stock						(258,524)	(258,524)
Compensation expense on warrants issued to third party						25,560	25,560
Net loss						(725,181)	(725,181)
Balance on December 28, 2004	11,601,067	—	116,011	20,717,101	—	(6,950,767)	13,882,345
Common shares issued upon exercise of options	110,500		1,105	288,995			290,100
Compensation expense on warrants issued to third party				54,492		(41,712)	12,780
Common shares issued upon exercise of warrants	406,115		4,061	1,873,438			1,877,499
Issuance of common stock (private placement)	1,108,844		11,088	4,947,063			4,958,151
Net loss						(3,667,367)	(3,667,367)
Balance on December 27, 2005	13,226,526	—	132,265	27,881,089	—	(10,659,846)	17,353,508
Compensation expense on options		—	1,030,034				1,030,034
Common shares issued upon exercise of options	116,116		1,161	215,645			216,806
Common shares issued upon exercise of warrants	27,689		277	(281)			(4)
Costs related to private placement				(4,181)			(4,181)
Net loss						(5,531,220)	(5,531,220)
Balance on December 26, 2006	13,370,331	—	$ 133,703	$29,122,306	$ —	$(16,191,066)	$13,064,943

The accompanying notes are an integral part of the consolidated financial statements.

GRANITE CITY FOOD & BREWERY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended		
	December 26, 2006	December 27, 2005	December 28, 2004
Cash flows from operating activities:			
Net loss	$ (5,531,220)	$ (3,667,367)	$ (725,181)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	3,468,426	2,148,213	1,650,957
Stock option compensation expense	1,030,034	12,780	25,560
Loss on disposal of asset	7,944	67,955	92,505
Deferred rent	251,680	(82,691)	430,000
Changes in operating assets and liabilities:			
Inventory	(267,966)	(52,283)	(13,721)
Prepaids and other	(678,110)	116,475	(189,578)
Accounts payable	822,104	225,403	182,696
Accrued expenses	2,097,365	998,836	844,708
Net cash provided by (used in) operating activities	1,200,257	(232,679)	2,297,946
Cash flows from investing activities:			
Purchase of:			
Property and equipment	(7,678,550)	(5,394,625)	(2,813,499)
Intangible assets and other	(368,931)	(44,832)	(29,560)
Net cash used in investing activities	(8,047,481)	(5,439,457)	(2,843,059)
Cash flows from financing activities:			
Payments on capital lease obligations	(1,069,217)	(646,896)	(447,732)
Proceeds from capital lease obligations	5,778,340	—	—
Payments on long term-debt	(239,001)	(226,666)	(198,743)
Payment of dividends	—	(41,068)	(217,456)
Proceeds from long-term debt	—	—	750,000
Proceeds from issuance of stock	212,621	7,125,750	8,516,331
Net cash provided by financing activities	4,682,743	6,211,120	8,402,400
Net increase (decrease) in cash	(2,164,481)	538,984	7,857,287
Cash, beginning	9,836,231	9,297,247	1,439,960
Cash, ending	$ 7,671,750	$ 9,836,231	$ 9,297,247
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 2,421,662	$ 1,393,091	$ 1,146,008
Cash paid for income taxes	$ 12,235	$ 2,000	$ 2,492
Supplemental disclosure of non-cash investing and financing activities:			
Land, buildings and equipment acquired under capital lease agreements	$ 21,361,332	$ 8,468,182	$ 5,675,128
Property and equipment and intangibles purchased and included in accounts payable and accrued expenses	$ 440,222	$ 147,370	$ 11,478
Issuance of common stock in lieu of cash dividends	$ —	$ —	$ 347,070

The accompanying notes are an integral part of the consolidated financial statements.

GRANITE CITY FOOD & BREWERY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of significant accounting policies

Background

Granite City Food & Brewery Ltd. (the "Company") develops and operates casual dining restaurants known as Granite City Food & Brewery®. The restaurant theme is upscale casual dining with a wide variety of menu items that are prepared fresh daily, combined with freshly brewed hand-crafted beers finished on-site. The first Granite City restaurant opened in St. Cloud, Minnesota in July 1999 and the Company subsequently expanded to other Midwest markets while pursuing its national expansion plans. During fiscal year 2006, the Company opened restaurants in Kansas City, Olathe, and West Wichita, Kansas, St. Louis Park and Roseville, Minnesota, Omaha, Nebraska and Madison, Wisconsin, bringing the total number of restaurants it operates to 18. The Company also operates a beer production facility which is used to provide raw material support to its restaurants to create consistent quality and operational efficiencies.

The Company's expansion strategy focuses on development of restaurants in markets where management believes the Company's concept will have broad appeal and attractive restaurant-level economics.

Principles of consolidation and presentation

The Company's consolidated financial statements include the accounts and operations of the Company and its subsidiary corporations under which its Kansas locations are operated. Fifty-one percent of the stock of each of the subsidiary corporations is owned by a resident of Kansas and the Company owns the remainder of the stock of each corporation. Each resident-owner of the stock of these entities has entered into a buy-sell agreement with each corporation providing, among other things, that transfer of the shares is restricted and that the shareholder must sell his shares to the corporation upon certain events, including termination of employment (if employed by the Company) or any event which disqualifies the resident-owner from owning the shares under applicable laws and regulations of the state. The Company has entered into a master agreement with each separate corporation that permits the operation of the restaurants and leases to each corporation the Company's property and facilities. Each corporation pays all of its operating expenses and obligations, and the Company retains, as consideration for the operating arrangements and the lease of property and facilities, the net profit from its operations. The Company has determined that the foregoing ownership structure will cause these separate corporations to be treated as variable interest entities in which the Company has a controlling financial interest for the purpose of FASB Interpretation 46 (R), *Consolidation of Variable Interest Entities* (FIN46R). As such, the corporations are consolidated with the Company's financial statements and the Company's financial statements do not reflect a minority ownership in those separate corporations. All references to the Company in these financial statements relate to the consolidated entity.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America and regulations of the Securities and Exchange Commission requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include estimates related to asset lives, lease accounting and revenue recognition. Actual results could differ from these estimates.

Reclassification

Certain reclassifications have been made to the financial statements for fiscal years 2005 and 2004 in order for them to conform to the presentation of the financial statements for fiscal year 2006. These reclassifications have no effect on the accumulated deficit or net loss previously reported.

Fiscal year

The Company utilizes a 52/53-week fiscal year ending on the last Tuesday in December for financial reporting purposes. Fiscal years 2006, 2005 and 2004 each consisted of 52 weeks.

Fair value of financial instruments

At December 26, 2006 and December 27, 2005, the fair value of cash, inventory and accounts payable approximate their carrying value due to the short-term nature of the instruments. The fair value of the capital lease obligations and long-term debt is estimated at its carrying value based upon current rates available to the Company.

Cash

The Company maintains its cash at financial institutions in Minnesota, South Dakota and Kansas. At times, the bank balances exceed limits insured by federal agencies.

Inventory

Inventory, consisting of food, beverages, retail items and beer production supplies, is stated at the lower of cost or market and determined using the first-in, first-out (FIFO) method.

Prepaid expenses and other current assets

The Company has cash outlays in advance of expense recognition for items such as rent, insurance, fees and service contracts. All amounts identified as prepaid expenses and other current assets are expected to be utilized during the twelve-month period after the balance sheet dates presented.

Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives. Leasehold improvements are depreciated over the initial term of the related lease or the estimated useful life, whichever is shorter. Renewals and betterments that materially extend the life of an asset are capitalized while maintenance and repair costs are expensed as incurred. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation and amortization accounts are relieved, and any gain or loss is included in earnings. Depreciation is computed on the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Amortization of assets acquired under capital lease is included in depreciation expense.

The estimated useful lives are as follows:

Computer hardware and software	3 years
Furniture and restaurant equipment	8 years
Brewery equipment	20 years
Building and leasehold improvements	the shorter of the initial lease term or the useful life

The Company accumulates the cost of architecture fees and equipment it has purchased, but not yet placed in service in its construction-in-progress account. Such equipment includes, but is not limited to, kitchen equipment, audio visual equipment, brewing equipment and computers and technical equipment.

Management reviews property and equipment, including leasehold improvements for impairment when events or circumstances indicate these assets might be impaired in accordance with the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* Management bases this assessment upon the carrying value versus the fair market value of the asset and whether or not that difference is recoverable. Such assessment is performed on a restaurant-by-restaurant basis and includes other relevant facts and circumstances including the physical condition of the asset. If indicators of impairment are present and if the Company determines the carrying value of the restaurant assets exceeds the projected future undiscounted cash flows, an impairment charge would be recorded to reduce the carrying value of the restaurant assets to their fair value. The Company does not believe there are any indicators of impairment with respect to its property and equipment.

Intangible assets and other

Intangible assets are recorded at cost and are reviewed annually for impairment. Included in intangible assets are trademarks which are amortized straight-line over 20 years. Also included in intangible assets are transferable liquor licenses which were purchased through open markets in jurisdictions with a limited number of authorized liquor licenses. These liquor licenses are renewable every year if the Company complies with basic applicable rules and policies governing the sale of liquor in the respective states. As a result, the Company expects the cash flows from these licenses to continue indefinitely. Because there is an observable market for transferable liquor licenses and the Company expects them to generate cash flow indefinitely, in accordance with the Financial Accounting Standards Board's Statements of Financial Accounting Standards No. 142, *Goodwill and Intangible Assets*, the Company does not amortize capitalized liquor licenses as they have indefinite lives. The cost of non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are not capitalized, but rather expensed as incurred. The annual renewal fees for each of the Company's liquor licenses, whether capitalized or expensed, are nominal and are expensed as incurred.

Included in other assets are security deposits and capitalized loan costs. Capitalized loan costs are amortized straight-line over the term of the financing agreements. The Company believes that the straight-line method of amortizing its capitalized loan costs over the term of the financing agreements does not differ materially from the effective interest method of amortizing such costs.

Leases and deferred rent

The Company leases most of its restaurant properties. Leases are accounted for under the provisions of SFAS No. 13 and SFAS No. 98, *Accounting for Leases,* as well as other subsequent amendments and authoritative literature including FASB Staff Position No. FAS 13-1, *Accounting for Rental Costs*

Incurred During a Construction Period. For leases that contain rent escalations, the Company records the total rent payable during the lease term on a straight-line basis over the initial lease term, including the "build-out" or "rent-holiday" period where no rent payments are typically due under the terms of the lease. Any difference between minimum rent and straight-line rent is recorded as deferred rent. Contingent rent expense, which is based on a percentage of revenue, is also recorded to the extent it exceeds minimum base rent per the lease agreement. Deferred rent also includes a tenant improvement allowance the Company received which is being amortized as a reduction of rent expense on a straight-line basis over the initial term of the lease.

Revenue recognition

Revenue is derived from the sale of prepared food and beverage and select retail items. Revenue is recognized at the time of sale. Revenue derived from gift card sales is recognized at the time the gift card is redeemed. Until the redemption of gift cards occurs, the outstanding balances on such cards are included in accrued expenses in the accompanying consolidated balance sheets. The Company recognizes gift card breakage amounts based upon historical redemption patterns, which represent the balance of gift cards for which the Company believes the likelihood of redemption by the customer is remote.

Pre-opening costs

Pre-openng costs are expensed as incurred and include direct and incremental costs incurred in connection with the opening of each restaurant's operations. Pre-opening costs consist primarily of travel, food and beverage, employee payroll and related training costs. Beginning in fiscal year 2006, pre-opening expense also includes rental costs under operating leases incurred during a construction period.

Advertising costs

Advertising costs are expensed as incurred. Total amounts incurred during fiscal years 2006, 2005 and 2004 were $373,188, $126,136 and $111,475, respectively. Advertising costs are included as a component of restaurant expenses when the expenses are specific to a particular restaurant or market or in corporate-level general and administrative expense when the expenses are non-specific to a given restaurant.

Income taxes

The Company utilizes the liability method of accounting for income taxes. Deferred tax assets and liabilities are computed at each balance sheet date for temporary differences between the consolidated financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax rates in effect in the years in which the temporary differences are expected to affect taxable income. Valuation allowances are established to reduce deferred tax assets to the amounts that will more likely than not be realized.

Stock-Based Compensation

Effective the beginning of fiscal year 2006, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004) ("SFAS 123(R)"), *Share-Based Payment*, which is a revision of SFAS 123, *Accounting for Stock-Based Compensation*. The Company implemented SFAS 123(R) using the modified prospective method, which does not result in the restatement of previously issued financial statements. In all prior periods, the Company accounted for stock-based compensation awards to employees using the intrinsic value method prescribed by APB Opinion No. 25 and, as such, generally recognized no compensation cost for employee stock options, but rather disclosed the related pro forma effect on net loss (See Note 11).

Earnings (loss) per share

Basic earnings (loss) per common share is calculated by dividing net income (loss) less the sum of preferred stock dividends declared, by the weighted average number of common shares outstanding in each year. Diluted earnings (loss) per common share assumes that outstanding common shares were increased by shares issuable upon exercise of stock options and warrants for which market price exceeds exercise price, less shares which could have been purchased by the Company with related proceeds. Calculations of the Company's net loss per common share for the years ended December 26, 2006, December 27, 2005 and December 28, 2004 are set forth in the following table:

	Year Ended		
	December 26, 2006	December 27, 2005	December 28, 2004
Net loss	$(5,531,220)	$(3,667,367)	$ (725,181)
Less dividends declared	—	—	(605,594)
Net loss available to common shareholders	$(5,531,220)	$(3,667,367)	$(1,330,775)
Loss per common share, basic and diluted	$ (0.42)	$ (0.31)	$ (0.25)
Weighted average shares outstanding, basic and diluted	13,249,660	11,870,242	5,400,490

Stock options and warrants of 3,325,374 at December 26, 2006, 3,361,479 at December 27, 2005, and 3,846,809 at December 28, 2004, were not used in the calculation of diluted loss per share because they were anti-dilutive. As such, weighted average shares outstanding were the same for both basic and diluted weighted average shares outstanding.

Recent accounting pronouncements

On October 6, 2005, the FASB issued Staff Position No. FAS 13-1, *Accounting for Rental Costs Incurred During a Construction Period.* Generally, the staff position requires companies to expense rental costs incurred during a construction period. The Company was required to adopt FASB Staff Position No. FAS 13-1 beginning in fiscal year 2006, and as a result, included such rental costs in pre-opening expense during fiscal year 2006. Prior to the adoption of FASB Staff Position No. FAS 13-1, the Company did not expense rental costs during the construction period, but rather capitalized such costs as then permitted under GAAP. Had the Company expensed such costs in prior periods, pre-opening expense in fiscal years 2005 and 2004 would have increased by $382,897 and $142,013, respectively. As a result of the adoption of the staff position, average per-unit pre-opening costs have increased by approximately $30,000 to $115,000 depending upon the lease term and length of construction period.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004) ("SFAS 123(R)"), *Share-Based Payment,* which is a revision of SFAS 123, *Accounting for Stock-Based Compensation.* SFAS 123(R) supersedes Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and amends SFAS No. 95, *Statement of Cash Flows.* Generally, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values determined at the date of grant. The Company was required to adopt SFAS 123(R) using the modified prospective method effective the first day of fiscal year 2006. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based compensation awards to employees using the intrinsic value method prescribed by APB Opinion No. 25 and, as such, generally recognized no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R)'s fair value method affects the Company's reported results of operations, although it does not affect the Company's overall financial position (see Note 11).

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes,"* ("FIN 48,") which clarifies the accounting and disclosures for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, *"Accounting for Income Taxes."* FIN 48 also provides guidance on the de-recognition of uncertain tax positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and adds new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is evaluating the impact the adoption of FIN 48 will have on its consolidated financial statements.

In March 2006, the FASB Emerging Issues Task Force issued Issue 06-3 ("EITF 06-3"), *How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement.* A tentative consensus was reached that a company should disclose its accounting policy (i.e., gross or net presentation) regarding presentation of taxes within the scope of EITF 06-3. If taxes are significant, a company should disclose the amount of such taxes for each period for which an income statement is presented. The guidance is effective for periods beginning after December 15, 2006. The Company is currently evaluating the impact of adopting EITF 06-3 on its consolidated financial statement disclosure.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach, as those terms are defined in SAB 108. The rollover approach quantifies misstatements based on the amount of the error in the current year financial statement, whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement's year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. If a company determines that an adjustment to prior year financial statements is required upon adoption of SAB 108 and does not elect to restate its previous financial statements, then it must recognize the cumulative effect of applying SAB 108 in fiscal year 2006 beginning balances of the affected assets and liabilities with a corresponding adjustment to the fiscal year 2006 opening balance in retained earnings. SAB 108 is effective for interim periods of the first fiscal year ending after November 15, 2006. The Company does not believe SAB 108 will have material impact on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. The standard expands required disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157 on its consolidated financial statements.

2. Property and equipment

Property and equipment consisted of the following

	December 26, 2006	December 27, 2005
Land	$ 18,000	$ 18,000
Buildings	33,851,945	19,718,797
Leasehold improvements	8,220,963	6,204,704
Equipment and furniture	20,728,013	12,497,003
Construction in progress *	624,422	1,318,241
	63,443,343	39,756,745
Less accumulated depreciation	9,425,219	5,989,463
	$ 54,018,124	$ 33,767,282

*Construction in progress includes the following approximate amounts for items yet to be placed in service:

	December 26, 2006	December 27, 2005
Architecture fees for future locations	$ 100,000	$ 58,000
Equipment at future locations	$ 400,000	$ 1,260,000
Equipment at the beer production facility	$ 125,000	—

Depreciation expense of $3,445,278, $2,128,835 and $1,627,710 is included in depreciation and amortization expense for the years ending December 26, 2006, December 27, 2005 and December 28, 2004, respectively.

3. Intangible assets and other

Intangible assets and other assets consisted of the following:

	December 26, 2006	December 27, 2005
Intangible assets:		
Liquor licenses	$ 264,415	$ 264,415
Trademarks	109,741	64,333
Other:		
Capitalized loan costs	205,054	93,645
Security deposits	279,427	69,613
	858,637	492,006
Less accumulated amortization	98,217	75,069
	$ 760,420	$ 416,937

Amortization expense of $23,148, $19,378 and $23,247 is included in depreciation and amortization expense for the years ending December 26, 2006, December 27, 2005 and December 28, 2004, respectively. In each of the next five years, the Company anticipates incurring the following amortization expense: $41,703 in 2007, $41,236 in 2008, $34,492 in 2009, $17,326 in 2010 and $13,863 in 2011.

4. Accrued expenses

Accrued expenses consisted of the following:

	December 26, 2006	December 27, 2005
Payroll related	$ 2,205,712	$ 1,297,625
Deferred revenue from gift cards	1,355,773	915,126
Sales taxes	493,772	251,385
Interest	278,131	123,844
Real estate taxes	245,299	152,322
Insurance	89,646	—
Other	436,397	286,733
	$ 5,104,730	$ 3,027,035

5. Deferred rent

Under the terms of the lease agreement the Company entered into regarding its Lincoln property, the Company received a lease incentive of $450,000, net. This lease incentive was recorded as a deferred rent and is being amortized to reduce rent expense over the initial term of the lease using the straight-line method. Rent expense was reduced by $30,000, $30,000 and $20,000 in fiscal years 2006, 2005 and 2004, respectively. The deferred rent incentive balance at December 26, 2006 and December 27, 2005 was $370,000 and $400,000, respectively.

On October 6, 2005, the FASB issued Staff Position No. FAS 13-1, *Accounting for Rental Costs Incurred During a Construction Period.* Generally, the staff position requires companies to expense rental costs incurred during a construction period. The Company was required to adopt FASB Staff Position No. FAS 13-1 beginning in fiscal year 2006, and as a result, included $416,288 of such rental costs in pre-opening expense during fiscal year 2006. The non-cash portion of such pre-opening rent expense was $305,084. Prior to the adoption of FASB Staff Position No. FAS 13-1, the Company did not expense rental costs during the construction period, but rather capitalized such costs as then permitted under GAAP, and as a result, included $966,385 in property and equipment. The Company carried $1,213,964 and $795,895 of such deferred rents on its consolidated balance sheets at December 26, 2006 and December 27, 2005, respectively.

Also included in deferred rent on the Company's balance sheets at December 26, 2006 and December 27, 2005 is $120,583 and $88,079, respectively, which represents difference between minimum rent payments and straight-line rent. Contingent rent expense, which is based on a percentage of revenue, is also recorded to the extent it exceeds minimum base rent per the lease agreement. Accrued contingent rent included with deferred rent on the Company's balance sheets as of the end of fiscal years 2006 and 2005 was $42,938 and $41,341, respectively.

6. Long-term debt

In July 2001, the Company obtained a $1,500,000 loan from an independent financial institution, the proceeds of which were used to pay a portion of the construction and equipment costs for the Fargo location. The interest rate on the loan was 8.75% per annum and monthly interest and principal payments were based upon a 20-year amortization schedule with the final payment of accrued interest and principal of approximately $1,300,000 due in February 2007. In August 2006, the Company entered into an amendment to this loan which extended the maturity date from February 2007 to August 2011 while preserving the annual interest rate of 8.75%. As of the end of fiscal years 2006 and 2005, the loan balance was $1,331,884 and $1,372,249, respectively. The bank also released its security interest in all collateral for the loan other than tangible personal property and fixtures located at or used in the operation of the Fargo site, and the bank released the guaranties of a director and a former director of the Company. Steven J. Wagenheim, the Company's president, chief executive officer and one of its directors, remains a guarantor.

In August 2003, the Company obtained a $750,000 loan from the same independent financial institution referenced above for the purchase of equipment for its restaurant located in Des Moines, and in January 2004, the Company obtained a $750,000 loan from that financial institution for the purchase of equipment at its restaurant in Davenport. As of the end of fiscal years 2006 and 2005, the balances, interest rates and maturity dates of these loans were:

	2006	2005
Des Moines		
Loan balance	$ 451,853	$ 551,813
Annual interest rate	10.25%	6.125%
Maturity date	August 27, 2010	August 27, 2010
Davenport		
Loan balance	$ 481,189	$ 579,865
Annual interest rate	6.125%	6.125%
Maturity date	January 6, 2011	January 6, 2011

These loans were each secured by substantially all of the Company's personal property. In June 2006, the Company entered into amendments to the security agreements of each of these loans. As a result of these amendments, each loan is secured only by the personal property and fixture property at its respective location. All other terms and conditions of these loans remain the same as the original agreements.

Future maturities of long-term debt, exclusive of interest, are as follows:

Year ending:	
2007	$ 259,940
2008	277,580
2009	296,693
2010	295,971
2011	1,134,742
	$2,264,926

During the years ended December 26, 2006, December 27, 2005 and December 28, 2004, the Company incurred $205,657; $198,437 and $208,259, respectively, in interest expense related to long-term debt.

7. Leases

Capital leases

As of December 26, 2006, the Company had 16 capital lease agreements related to its restaurant properties. Of these leases, one expires in 2020, two in 2023, four in 2024, three in 2025, four in 2026 and the remaining two in 2027, all with renewable options for additional periods. Fourteen of these lease agreements are with the Company's developer. Under six of the leases, the Company is required to pay additional percentage rent based upon restaurant sales. The land portion of these leases is classified as an operating lease while the building portion of these leases is classified as a capital lease because its present value was greater than 90% of the estimated fair value at the beginning of the lease.

In December 2004, the Company entered into a land and building lease agreement for its beer production facility. This ten-year lease commenced February 1, 2005, and allows the Company to purchase the facility at any time for one dollar plus the unamortized construction costs. Because the construction costs will be fully amortized through payment of rent during the base term, if the option is exercised at or after the end of the initial ten-year period, the option price will be one dollar. As such, the lease is classified as a capital lease.

The Company entered into a sale-leaseback agreement for the equipment and leasehold improvements at St. Cloud and Sioux Falls in June 2001 and a lease for equipment under agreements expiring in 2008. A director and a former director of the Company have personally guaranteed these leases.

In August 2006, the Company entered into a master lease agreement with Carlton Financial Corporation ("Carlton") pursuant to which it may "finance lease" up to $3,000,000 of equipment purchases for three future restaurant locations. On September 28, 2006, the Company entered into a lease schedule and amendment to this master lease, pursuant to which it is leasing equipment for its restaurant in St. Louis Park valued at $821,158 for an initial lease term of 39 months. The Company has provided Carlton with a refundable security deposit of $164,220 as well as a security interest in certain other equipment. At the end of the initial lease term, the Company may (a) purchase Carlton's interest in all, but not less than all, of the equipment for a purchase price equal to the greater of (1) the fair market value of the equipment, or (2) 15% of the original cost of the equipment, or (b) renew such lease for 12 months at a monthly lease payment of $11,223 and take ownership of the equipment thereafter for $1.00. The Company's president and chief executive officer was required to personally guarantee payments to be made to Carlton under the lease financing and the Company's board of directors agreed to compensate him for such guarantee. The amount of annual compensation will be 3% of the balance of such lease and will be calculated and accrued based on the weighted average daily balance of the lease at the end of each monthly accounting period (see Note 9).

In September 2006, the Company entered into an Equipment Lease Commitment and Master Equipment Lease with DHW Leasing, L.L.C. ("DHW"), relating to the lease of furniture, fixtures and equipment for future restaurants. Under the terms of the Equipment Lease Commitment, DHW has agreed to purchase and lease to the Company equipment costing up to $16 million to equip future restaurant locations. Each lease is expected to be for equipment costing between $800,000 and $1.4 million per restaurant. Payments due DHW will be based upon a five-year amortization of the purchase price with interest equal to the DHW bank base rate plus a blended 5.4% rate. The equipment lease contains other customary terms and conditions and the Company will have the option to purchase the leased equipment for $1.00 upon payment in full of all rent payments due under each lease. Although the Company is not obligated to enter into any equipment leases with DHW, management intends to enter into equipment leases with DHW for the foreseeable future. The members of DHW are Donald A. Dunham, Charles J. Hey and Steven J. Wagenheim. Mr. Wagenheim is the Company's president, chief executive officer and one of its directors. Mr. Wagenheim owns a 20% membership interest in DHW and has agreed to personally guarantee 20% of DHW's indebtedness to its lenders. Mr. Wagenheim's participation in the income and profits of DHW will not exceed 3% of the average principal balance of the amount guarantied for the term of the guarantied debt. Pursuant to the DHW leasing agreement, the Company has entered into six financing agreements for the assets at the Kansas City, Olathe and West Wichita, Kansas locations as well as the Omaha, Nebraska, Roseville, Minnesota and Madison, Wisconsin locations. The amount financed on each of these five-year agreements ranged from $1.0 to $1.1 million and the effective interest rate on each lease is approximately 13.8% annually.

As of December 26, 2006, the Company had eight capital lease agreements related to equipment. Of the equipment leases, one expires in 2008, one in 2010, five in 2011 and one in 2012. The Company's president and chief executive officer who is also a director has personally guarantied each of these leases (see Note 9).

The Company has entered into a guarantee for the ground lease at its Madison location between its developer and a third party. The guarantee is not related to the construction payments but rather requires the Company, along with two unrelated individuals, to jointly and severally guarantee the ground lease agreement between its developer and the third party. The nature and terms of this guarantee require the guarantor to guarantee the prompt and full payment of rent and all other sums due to the landlord under the said lease and the prompt and complete performance of all covenants contained in the lease. The Company accounts for the full amount of this lease commitment under the ground lease, and as such is not guaranteeing anything beyond what is already required under the ground lease, which is being accounted for as a lease commitment under FASB No. 13.

Included in property and equipment are the following assets held under capital leases:

	December 26, 2006	December 27, 2005
Land	$ 18,000	$ 18,000
Building	33,851,945	19,718,797
Equipment and leasehold improvements	7,807,724	1,546,657
	41,677,669	21,283,454
Less accumulated depreciation	3,718,654	2,307,298
	$37,959,015	$18,976,156

Amortization expense related to the assets held under capital leases is included with depreciation expense on the Company's statements of operations.

Operating leases

The land portions of the 16 property leases referenced above, 14 of which are lease agreements with the Company's developer, are classified as operating leases because the fair value of the land was 25% or more of the leased property at the inception of each lease. All scheduled rent increases for the land during the initial term of each lease are recognized on a straight-line basis. In addition to such property leases, the Company has obligations under the following operating leases:

In January 2001, the Company entered into a 20-year operating lease for the land upon which the Company built its Fargo restaurant. Under the lease terms, the Company is obligated to annual rent of $72,000 plus percentage rent based upon restaurant sales.

In August 2005, the Company entered into a 38-month lease agreement for office space for its corporate offices. The lease commenced October 1, 2005. At December 26, 2006, annual rent was $38,666 with scheduled annual increases throughout the term of the lease. Such scheduled rent increases are recognized on a straight-line basis over the term of the lease.

In November 2005, the Company entered into an agreement for a facility in Minneapolis, Minnesota which is used as a test kitchen. Obligations under this three-year lease agreement began November 1, 2005. The agreement calls for annual rent of $42,000 and has an option for a three-year renewal.

In March 2006, the Company entered into a lease agreement for the land and building for its St. Louis Park restaurant. This operating lease expires in 2016 with renewal options for additional periods.

Rental expense for the years ended December 26, 2006, December 27, 2005 and December 28, 2004, was $1,971,865, $1,198,318 and $971,712, respectively. Included in rent expense at December 26, 2006, December 27, 2005 and December 28, 2004, was $102,115, $81,234 and $95,953, respectively, of contingency rental expense based upon restaurant sales. Contingent rent is accrued based on estimates of probable levels of revenue during the contingency period.

Minimum future lease payments under all leases as of December 26, 2006 are:

Year ended:	Capital Leases	Operating leases
2007	$ 5,834,575	$ 2,330,038
2008	5,795,226	2,326,134
2009	5,728,409	2,259,550
2010	5,528,883	2,271,735
2011	5,194,176	2,283,176
Thereafter	52,484,519	28,679,095
Total minimum lease payments	80,565,787	$40,149,728
Less amount representing interest	41,178,794	
Present value of net minimum lease payments	39,386,993	
Less current portion	1,885,388	
Long-term portion of obligations	$37,501,605	

The annual interest rates on the land and building leases are between 6.0% and 14.1%. The annual interest rates on the building improvements and equipment leases are between 6.0% and 19.5%. The weighted average interest rate on the building capital leases is 10.0%. Interest expense on these leases was $2,360,352, $1,247,042 and $971,644 for the years ending December 26, 2006, December 27, 2005 and December 28, 2004, respectively. Total future minimum lease payments do not include contingent rent that is based on restaurant sales.

8. Income taxes

The income tax provision allocated to continuing operations consists of the following:

	Year Ended		
	December 26, 2006	December 27, 2005	December 28, 2004
Current, state	$ (12,235)	$ (2,000)	$ (2,492)
Deferred income taxes:			
Federal	1,949,922	712,660	(142,084)
State	327,283	218,637	(100,786)
Effect of change in rate used	1,181,202	—	—
Deferred income tax benefit (expense)	3,458,407	931,297	(242,870)
Net change to valuation allowance	(3,458,407)	(931,297)	242,870
Total income tax provision	$ (12,235)	$ (2,000)	$ (2,492)

A reconciliation of the federal income tax provision at the statutory rate with actual taxes provided on (loss from) continuing operations is as follows:

	2006	2005	2004
Ordinary federal income tax statutory rate	34.00%	15.00%	(15.00)%
Limitation on tax assets	(34.00)	(15.00)	15.00
Taxes provided	0.00%	0.00%	0.00%

The Company changed the tax rate used in its income tax calculation in 2006 due to the growth of the Company.

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. Temporary differences giving rise to the deferred tax asset consist primarily of the excess of share-based compensation for financial reporting purposes over the amount for tax purposes, general business credit carryforwards and net operating loss carryforwards. Temporary differences giving rise to the deferred tax liability consist primarily of the excess of amortization and depreciation expense for tax purposes over the amount for financial reporting purposes and taxable gift certificate sales not reported as revenue for financial reporting purposes.

At December 26, 2006, December 27, 2005 and December 28, 2004, for income tax return purposes, the Company had federal net operating loss carryforwards of approximately $13,613,000, $9,340,000 and $6,015,000, respectively, available to offset future taxable income. If not used, portions of these carryforwards will begin to expire in 2020. Deferred taxes were calculated using enacted tax rates of 34% for federal in 2006 and 15% in 2005 and 2004, and an estimate based on the mix of income and applicable rates by jurisdiction for state. In the year ended December 26, 2006, the state estimate is 5.5%.

The components of deferred tax assets and liabilities are as follows:

	Year Ended		
	December 26, 2006	December 27, 2005	December 28, 2004
Deferred tax assets:			
Share-based compensation	$ 394,477	$ —	$ —
Net operating loss carryforwards	4,959,666	1,712,819	1,101,914
General business credit carryforwards	537,955	170,282	108,779
Other future deductible items	248,813	10,568	4,009
	6,140,911	1,893,669	1,214,702
Deferred tax liabilities:			
Amortization	(39,039)	(16,427)	(5,090)
Depreciation	(602,374)	(526,086)	(839,544)
Gift certificate sales	(517,905)	(180,280)	(130,487)
Other future taxable items	(352,310)	—	—
	(1,511,628)	(722,793)	(975,121)
Net deferred tax assets	4,629,283	1,170,876	239,581
Valuation allowance	(4,629,283)	(1,170,876)	(239,581)
Net deferred tax assets net of valuation allowance	$ —	$ —	$ —

The Company has determined, based upon its history, that there is the probability that future taxable income may be insufficient to fully realize the deferred tax assets. As such, the Company has determined that a full deferred tax valuation allowance is needed at this time.

9. Commitments and contingencies

Employment Agreement

In June 2005, the Company entered into a three-year employment agreement with Steven J. Wagenheim, its president and chief executive officer, who is also a director of the Company. The agreement provided for a minimum base salary of $225,000, commencing January 1, 2005, cash incentive compensation for 2005 ranging from $0 to $125,550 based on performance, and a stock option for the purchase of 150,000 shares of common stock. In February 2006, the compensatory arrangements under the agreement were amended by adopting the 2006 CEO Compensation Plan. This plan provides for a base salary of $275,000, commencing January 1, 2006, cash incentive compensation for 2006 ranging from $0 to $167,400 based on performance, and a stock option for the purchase of 100,000 shares of common stock. In addition to annual compensation terms and other provisions, the agreement includes change in control provisions that would entitle him to receive severance pay equal to 18 months of salary if there is a change in control of the Company and his employment terminates.

In August 2006, the Company entered into an at-will employment agreement with Peter P. Hausback that provides for Mr. Hausback to serve as its chief financial officer and principal accounting officer. The agreement provides for a minimum annual base salary of $215,000. Mr. Hausback is also eligible to participate in any performance-based cash bonus or equity award plans for senior executives based upon goals established by the board or compensation committee after reasonable consultation with Mr. Hausback. The extent of Mr. Hausback's participation in bonus plans for each of the years 2006 and 2007 will be up to $75,000 based upon performance of duties and achievement of performance targets. The employment agreement provides that a severance payment equal to 12 months of base salary will be made if Mr. Hausback's employment is terminated in connection with a change of control, by the Company without cause, or by the officer for good reason.

In August 2005, the Company entered into an at-will employment agreement with Daniel H. Bauer that provided for Mr. Bauer to serve as its chief financial officer and principal accounting officer. In August 2006, Mr. Bauer resigned from such position. Mr. Bauer's employment agreement contained terms substantially equivalent to those contained in Mr. Hausback's employment agreement, including substantially the same severance benefits. Because Mr. Bauer's severance benefits were not yet effective and because his employment was not terminated in connection with a change of control, by the Company without cause, or by the officer for good reason, as defined, Mr. Bauer was ineligible for severance benefits upon the termination of his employment.

Related party guaranties

Two of the Company's directors and one former director have personally guaranteed certain of the Company's leases and loan agreements. In connection with the $1.5 million loan the Company obtained to finance its Fargo restaurant in July 2001 and amended in August 2006, the Company entered into an agreement concerning guaranty which provides, among other things, that such guarantors will be indemnified from any liabilities they may incur by reason of their guaranties of the Company's indebtedness. The agreement contains various covenants, one of which required the Company to use its best efforts to obtain a release of one individual's guarantee obligation by January 1, 2006. As of January 1, 2006, the Company had not obtained a release of such obligation, and as such was required to pay him a monthly guarantee fee in the amount of $1,000 until such release was obtained in August 2006 when he and the Company's former director were released from their guaranties related to this loan agreement. At a meeting held in March 2004, the Company's board of directors agreed to compensate its president and chief executive officer for his personal guaranties of equipment loans entered into in August 2003 and January 2004. The amount of annual compensation is 3% of the balance of such loans. This amount is calculated and accrued based on the weighted average daily balances of such loans at the end of each monthly accounting period. During fiscal years 2006, 2005 and 2004, the Company recorded $30,708, $36,581 and $36,554 of such compensation in general and administrative expense, respectively, and paid $15,000, $25,000 and $21,660 of such compensation, respectively.

In August 2006, the Company entered into a lease agreement with Carlton pursuant to which it may finance lease up to $3.0 million of equipment. Mr. Wagenheim was required to personally guarantee payment to be made to Carlton under this lease financing agreement. The amount of annual compensation is 3% of the balance of such lease and is calculated and accrued based on the weighted average daily balance of the lease at the end of each monthly accounting period. Although the Company did not pay any of such compensation during fiscal year 2006, $5,768 of such expense was recorded in general and administrative expense.

In September 2006, the Company entered into an Equipment Lease Commitment and Master Equipment Lease with DHW, relating to the lease of furniture, fixtures and equipment for future restaurants. Under the terms of the Equipment Lease Commitment, DHW has agreed to purchase and lease to the Company equipment costing up to $16 million to equip future restaurant locations. Mr. Wagenheim owns a 20% membership interest in DHW and has agreed to personally guarantee 20% of DHW's indebtedness to its lenders. Mr. Wagenheim's participation in the income and profits of DHW will not exceed 3% of the average principal balance of the amount guarantied for the term of the guarantied debt. The Company does not compensate Mr. Wagenheim for this personal guarantee of DHW's indebtedness.

Development agreement

In October 2002, the Company entered into a development agreement with Dunham Capital Management L.L.C. ("Dunham") for the development of restaurants. Dunham is controlled by Donald A. Dunham, Jr., who is a member of DHW and an affiliate of Granite Partners, L.L.C., a beneficial owner of less than 2% of the Company's securities. The agreement gives Dunham the right to develop, construct and lease up to 22 restaurants for the Company prior to December 31, 2012. As of December 26, 2006, 14 restaurants had been constructed for us under this development agreement. The Company is not bound to authorize the construction of restaurants during the term of the development agreement, but generally cannot use another developer to develop or own a restaurant as long as the development agreement is in effect. Another developer can be used if Dunham declines to build a particular restaurant, if the agreement is terminated because of a default by Dunham, or if the Company is sold or merged into another company. In the case of a merger or sale of the Company, the development agreement may be terminated.

The development agreement provides for a cooperative process between Dunham and the Company for the selection of restaurant sites and the development of restaurants on those sites, scheduling for the development and construction of each restaurant once a location is approved, and controls on the costs of development and construction using bidding and guaranteed maximum cost concepts.

The development agreement provides that restaurants will be leased to the Company on the basis of a triple net lease. The rental rate of each lease will be calculated using a variable formula which is based on approved and specified costs of development and construction and an indexed interest rate. Generally, the land portion of each lease is classified as an operating lease because the fair value of the land is more than 25% of the property to be leased. The building portion of the lease is classified as a capital lease because its present value is greater than 90% of the estimated fair value at the beginning of the lease. The term of each lease is 20 years and may be extended at the Company's option for up to five additional five-year periods, or the Company may purchase the restaurant real estate for the fair market value during the last year of the original term.

In September 2006, the Company entered into an amendment of this development agreement. Under the terms of the amendment, in lieu of future adjustments to restaurant leases, lease rates would be increased by 10% commencing on the fifth anniversary of each lease and on each five-year anniversary thereafter. The lease rate increases applied to three leases in effect at December 26, 2006, as well as future leases.

Dunham also has the right to sell the underlying land and building to third parties or assign these leases. As of December 26, 2006, Dunham had sold three of the Company's restaurants sites to third parties. The assignment or sale of a lease by Dunham has had no material impact on the development agreement.

10. Common stock warrants

In connection with its initial public offering, the Company sold 1,000,000 units, each unit consisting of one share of common stock and one redeemable Class A warrant to purchase one share of common stock at an exercise price of $5.00 per share. The agreement that set forth the terms and conditions of the Class A Warrants contained certain anti-dilution provisions. Pursuant to these provisions, the number of shares purchasable upon exercise of these warrants and the related purchase price both required adjustment upon the issuance of common stock in lieu of cash dividends to the holders of the Company's Series A Convertible Preferred Stock. As a result of such adjustments, the final of which was made March 31, 2004, the number of shares purchasable under these warrants was 1,072,962 and the exercise price was $4.66 per share. During fiscal year 2004, 1,072 shares of common stock were issued upon the exercise of such warrants at an exercise price of $4.66 per share. During fiscal year 2005, 402,897 shares of common stock were issued upon the exercise of such warrants at an exercise price of $4.66 per share. The remaining warrants expired unexercised on December 15, 2005.

As part of the Company's initial public offering, the Company sold to the underwriter, for $100, a stock purchase warrant for the purchase of 100,000 units exercisable at $4.95 per unit after June 6, 2001. The agreement that set forth the terms and conditions of the Class A Warrants contained certain anti-dilution provisions. Pursuant to these provisions, the number of units purchasable upon exercise of these warrants and the related purchase price both required adjustment due to the issuance of common stock in lieu of cash dividends to the holders of the Company's Series A Convertible Preferred Stock. These warrants also provided for a cashless exercise provision. During fiscal year 2004, the Company issued 6,514 units upon the cashless exercise of 19,368 of such warrants. The remaining warrants expired unexercised on June 6, 2005.

In November 2002, the Company completed a private placement of Series A Convertible Preferred Stock and warrants to purchase common stock. The terms of the Series A Preferred provided for automatic conversion of the preferred stock upon certain conditions being met. The preferred stock was sold with five-year warrants to purchase an aggregate of 1,759,473 shares of common stock at an exercise price of $1.58 per share. The terms of such warrants enabled the Company to redeem them for $0.01 per warrant, upon 20 business-days notice, upon the occurrence of an event that gave rise to an automatic conversion of the Series A Preferred. The Company provided such notice in November 2004 and all outstanding warrants were exercised prior to November 30, 2004. During fiscal year 2004, 1,727,829 of such warrants were exercised, resulting in an issuance of 1,243,247 shares of common stock. As part of the agreement between the Company and its private placement agents, the agents received five-year warrants to purchase an aggregate of 288,604 shares of common stock at an exercise price of $1.58 per share. In fiscal year 2004, 221 of such warrants were exercised at $1.58 per share. During fiscal year 2005, the Company issued 3,218 shares of common stock upon the cashless exercise of such warrants for the purchase of an aggregate of 5,455 shares of common stock. During fiscal year 2006, the Company issued 27,689 shares of common stock upon the cashless exercise of such warrants for the purchase of an aggregate of 41,105 shares of common stock. As of December 26, 2006, December 27, 2005 and December 28, 2004, 241,602, 282,707 and 288,162 of the agent warrants remained exercisable, respectively.

In May 2003, the Company entered into a two-year financial advisory services agreement. As part of the agreement between the Company and the financial consultant, the consultant received five-year warrants to purchase an aggregate of 35,000 shares of common stock at exercise prices ranging from $2.85 to $5.40 per share. As of December 26, 2006, none of such warrants had been exercised.

In September 2004, the Company entered into a securities purchase agreement with certain accredited investors, for the sale of approximately $8.5 million of common stock an warrants. Under this agreement, the Company issued five-year warrants for the option to purchase an aggregate of 1,045,844 shares of common stock at an exercise price of $5.00 per share. As of September 17, 2006, the Company may call for the mandatory exercise of such warrants if certain conditions are met. As part of this private placement, the Company sold to its placement agents, for $100, a five-year warrant for the option to purchase an aggregate of 130,730 shares of common stock at an exercise price of $5.00 per share. As of December 26, 2006, none of such warrants had been exercised.

In October 2005, the Company entered into a securities purchase agreement with certain accredited investors for the sale of approximately $5.34 million of common stock and warrants. Under this agreement, the Company issued five-year warrants for the option to purchase an aggregate of 221,762 shares of common stock at an exercise price of $6.50 per share to such investors and five-year warrants for the option to purchase of 55,436 shares of common stock at an exercise price of $6.50 to our placement agent. As of December 26, 2006, none of such warrants had been exercised.

A summary of the status of the Company's stock warrants is presented in the table below:

	Number of common stock shares	Weighted average exercise price per share	Warrants exercisable
Outstanding December 28, 2003	3,192,331	$ 2.76	3,192,331
Issued	1,183,088	5.00	
Exercised	(1,748,490)	1.62	
Expired	—	—	
Adjustment pursuant to anti-dilution provision	38,880	4.66	
Outstanding December 28, 2004	2,665,809	4.46	2,665,809
Issued	277,198	6.50	
Exercised	(408,352)	4.62	
Expired	(763,140)	4.66	
Adjustment due to fractional shares	(36)	—	
Outstanding December 27, 2005	1,771,479	4.66	1,771,479
Issued	—	—	
Exercised	(41,105)	1.58	
Expired	—	—	
Outstanding December 26, 2006	1,730,374	$ 4.74	1,730,374

11. Stock option plans

In July 1997, the Company adopted the 1997 Stock Option Plan for employees and non-employees, including consultants to the Company, to purchase up to a maximum of 400,000 shares of the Company's common stock. Options are granted at 100% of fair market value, or in the case of incentive stock options granted to employees owning more than 10% of the Company's outstanding voting stock, at 110% of fair market value. Although vesting schedules may vary, option grants under this plan generally vest evenly over a four-year period and options are exercisable for no more than ten years from the date of the option. Under this plan, 35,500 options remained available for grant at December 26, 2006.

The Company has reserved 590,000 shares of common stock for issuance under the 1997 Director Stock Option Plan, of which 88,500 remained available for issuance at December 26, 2006. Under this plan, the Company automatically grants an option to each outside director on the date such person becomes a director for the purchase of 15,000 shares of common stock and thereafter on each successive anniversary of the grant of the first option for the purchase of 15,000 shares. Each option vests one year after the option is granted and is exercisable for five years from the date of grant. Options are granted at fair market value.

In August 2002, the Company adopted the 2002 Equity Incentive Plan for employees, prospective employees, officers and members of the Company's board of directors, as well as consultants and advisors to the Company, to purchase shares of the Company's common stock at an exercise price that equals or exceeds the fair market value on the date of grant. The number of shares authorized for issuance as of December 26, 2006 was 1,558,839, of which 571,838 shares remained available for future issuance. Although vesting schedules may vary, option grants under this plan generally vest evenly over a three or four-year period and options are exercisable for no more than ten years from the date of grant.

Under all plans, the Company has reserved 2,548,839 shares of common stock. A summary of the status of the Company's stock options as of December 26, 2006, December 27, 2005 and December 28, 2004 and changes during the years ending on those dates is presented below:

Fixed Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 28, 2003	1,140,500	$ 2.92	7.1 years	
Granted	90,000	4.53		
Exercised	(39,000)	3.41		
Forfeited	(10,500)	2.55		
Outstanding at December 28, 2004	1,181,000	$ 3.03	6.3 years	
Granted	533,000	$ 4.58		
Exercised	(110,500)	2.63		
Forfeited	(13,500)	4.00		
Outstanding at December 27, 2005	1,590,000	$ 3.58	6.7 years	
Granted	404,000	$ 4.19	8.0 years	
Exercised	(154,000)	2.48		
Forfeited	(245,000)	4.44		
Outstanding at December 26, 2006	1,595,000	$ 3.70	6.1 years	$ 2,231,962
Options exercisable at December 26, 2006	1,076,502	$ 3.46	5.2 years	$ 1,767,742

The following table presents additional information regarding options granted and exercised:

	Year Ended		
	December 26, 2006	December 27, 2005	December 28, 2004
Weighted average fair value of stock options granted	$ 2.73	$ 2.64	$ 1.95
Intrinsic value of stock options exercised	$ 402,900	$ 225,935	$ 57,470
Fair value of stock options vested during the year	$ 1,030,034	$ 876,125	$ 435,565

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the closing price of the Company's stock on December 26, 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 26, 2006. As of December 26, 2006, there was approximately $505,167 of total unrecognized compensation cost related to unvested share-based compensation arrangements, of which $436,863 is expected to be recognized in fiscal year 2007, $62,197 in fiscal year 2008, $4,395 in fiscal year 2009 and $1,712 in fiscal year 2010.

The following table summarizes information about stock options outstanding at December 26, 2006:

Range of Exercise Prices	Options Outstanding			Options Exercisable	
	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$1.00 - $2.00	158,000	4.2 years	$ 1.61	158,000	$ 1.61
$2.01 - $3.00	180,000	5.3 years	$ 2.41	180,000	$ 2.41
$3.01 - $4.00	698,000	6.0 years	$ 3.89	502,500	$ 3.88
$4.01 - $5.00	493,000	7.3 years	$ 4.40	206,002	$ 4.54
$5.01 - $6.00	66,000	4.5 years	$ 5.13	30,000	$ 5.02
Total	1,595,000	6.1 years	$ 3.70	1,076,502	$ 3.46

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004) ("SFAS 123(R)"), *Share-Based Payment,* which is a revision of SFAS 123, *Accounting for Stock-Based Compensation.* SFAS 123(R) supersedes Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and amends SFAS No. 95, *Statement of Cash Flows.* Generally, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values determined at the date of grant. On April 14, 2005, the Securities and Exchange Commission adopted a new rule that amended the compliance dates for SFAS 123(R). The Company adopted SFAS 123(R) using the modified prospective method effective the first day of fiscal year 2006.

In all prior periods, the Company accounted for stock-based compensation awards to employees using the intrinsic value method prescribed by APB Opinion No. 25 and, as such, generally recognized no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R)'s fair value method affects the Company's reported results of operations, although it does not affect the Company's overall financial position. If the Company had been accounting for stock-based compensation under SFAS 123(R) during fiscal years 2005 and 2004, the impact of that standard would have approximated the impact of SFAS 123 as described in the pro forma disclosure set forth below:

	Year Ended	
	December 27, 2005	December 28, 2004
Net loss:		
As reported	$(3,667,367)	$ (725,181)
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	$(1,104,417)	$ (617,058)
Pro forma	$(4,771,784)	$(1,342,239)
Net loss per common share		
Basic and diluted as reported	$ (0.31)	$ (0.25)
Basic and diluted, pro forma	$ (0.40)	$ (0.36)

The fair value of options at date of grant was estimated using the Black-Scholes option-pricing model with the following assumptions for fiscal years 2005 and 2004:

	2005	2004
Dividend yield	None	None
Expected volatility	43.6%	41.8%
Expected life of option	5-10 years	5-10 years
Risk-free interest rate	4.1%-4.3%	4.2%

During fiscal year 2006, the Company granted options to purchase an aggregate of 404,000 shares, estimating the fair value of such options using the Black-Scholes option-pricing model with the following assumptions: (a) no dividend yield, (b) 48.73% to 58.10% expected volatility, (c) expected life of options of five to ten years and (d) a risk-free interest rate of 4.35% to 5.10%. The Company recorded total stock-based compensation expense of $1,030,034 in fiscal year 2006.

12. Preferred stock

The Company's authorized capital stock consists of 90,000,000 shares of common stock, par value $0.01 per share, 9,940,000 shares of undesignated preferred stock, par value $0.01 per share, and 60,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share. As of December 26, 2006, no preferred stock was outstanding.

During the fourth quarter of 2002, the Company conducted a private placement to accredited investors of Series A Convertible Preferred Stock and warrants to purchase common stock. The Company sold 55,600 shares of preferred stock, convertible into an aggregate of 3,518,964 shares of common stock at a conversion price of $1.58 per share. Aggregate gross proceeds of such sale were $5,560,000. The convertible preferred stock was convertible at any time after issuance into common stock by the holder of such preferred stock. While outstanding, the convertible preferred stock paid an 8% cumulative dividend in cash or in our common stock.

The terms of the Series A Preferred provided for automatic conversion, at any time after the second anniversary of the initial issuance of the Series A Preferred, when certain conditions were met. As of November 4, 2004, the conditions were met and all outstanding shares of preferred stock automatically converted to shares of common stock at that date. During fiscal year 2003, 100 shares of preferred stock had been converted to common stock while the remaining 55,500 shares of preferred stock were converted to common stock during fiscal year 2004.

Fiscal year 2004 dividends:

On March 11, 2004, the Company authorized payment of dividends to holders of its Series A Convertible Preferred Stock as of March 23, 2004. Such dividends were paid on March 31, 2004 through the issuance of an aggregate of 69,414 shares of common stock valued at $1.58 per share. The closing price of the stock on March 23, 2004 was $5.00 per share. Additionally, $36 cash in lieu of fractional shares was distributed.

On June 15, 2004, the Company authorized cash payment of dividends to holders of its Series A Convertible Preferred Stock as of June 23, 2004. Such dividends aggregated $108,710 and were paid on June 30, 2004.

On September 9, 2004, the Company authorized cash payment of dividends to holders of its Series A Convertible Preferred Stock as of September 23, 2004. Such dividends aggregated $108,710 and were paid on September 30, 2004.

On November 4, 2004, the last day shares of the Company's preferred stock were outstanding, the Company authorized cash payment of dividends to holders of its Series A Convertible Preferred Stock as of that date. Such dividends aggregated $41,068 and were included in accrued expenses on the Company's balance sheet at December 28, 2004 and were paid on December 31, 2004.

13. Subsequent events

Rockford and East Peoria, Illinois leases

In January 2007, the Company entered into two 20-year net lease agreements relating to restaurants it anticipates opening in 2007 in Rockford and East Peoria, Illinois, under the terms specified in the development agreement with the Dunham. Each restaurant will be constructed for the Company on a build-to-suit basis. The annual rent of each will be equal to 10.5% of the construction cost including land cost. The Company will be responsible for any real-estate taxes and all operating costs. The term of each lease will commence when operations begin and may be extended at the Company's option for up to five additional five-year periods on the same terms and conditions, except the rent may increase based on a formula using the Consumer Price Index during any such extension. Rental costs associated with the operating leases that are incurred during the construction period will be recognized as pre-opening costs, and included in income from continuing operations.

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Articles of Incorporation of the Registrant, as amended (incorporated by reference to our Quarterly Report on Form 10-QSB, filed on November 13, 2002 (File No. 000-29643)).
3.2	By-laws of the Registrant (incorporated by reference to our Annual Report on Form 10-KSB, filed on March 24, 2005 (File No. 000-29643)).
4.1	Reference is made to Exhibits 3.1 and 3.2.
4.2	Specimen common stock certificate (incorporated by reference to our Current Report on Form 8-K, filed on September 20, 2002 (File No. 000-29643)).
10.1	Granite City Food & Brewery Ltd. 1997 Stock Option Plan (incorporated by reference to our Registration Statement on Form SB-2, filed on December 22, 1999 (File No. 333-93459)).
10.2	Granite City Food & Brewery Ltd. 1997 Director Stock Option Plan, as amended effective November 4, 2004 (incorporated by reference to our Current Report on Form 8-K filed on November 4, 2004 (File No. 000-29643)).
10.3	Granite City Food & Brewery Ltd. 2002 Equity Incentive Plan, as amended effective November 4, 2004 (incorporated by reference to our Current Report on Form 8-K filed on November 4, 2004 (File No. 000-29643)).
10.4	Executive Employment Agreement by and between the Registrant and Steven J. Wagenheim, dated June 15, 2005 (incorporated by reference to our Current Report on Form 8-K/A, filed on June 16, 2005 (File No. 000-29643)).
10.5	Loan Agreement by and between the Registrant and First National Bank, Pierre, South Dakota, dated July 19, 2001 (incorporated by reference to our Quarterly Report on Form 10-QSB, filed on August 9, 2001 (File No. 000-29643)).
10.6	Agreement Concerning Guaranty by and between the Registrant and Steven Wagenheim, Arthur E. Pew III and William Burdick, dated July 17, 2001 (incorporated by reference to our Quarterly Report on Form 10-QSB, filed on August 9, 2001 (File No. 000-29643)).
10.7	Form of Common Stock Purchase Warrant issued by the Registrant to Aethlon Capital, LLC and NDX Financial Services (incorporated by reference to our Quarterly Report on Form 10-QSB, filed on November 13, 2002 (File No. 000-29643)).
10.8	Development Agreement between Donald A. Dunham, Jr. and the Registrant, dated October 22, 2002 (incorporated by reference to our Annual Report on Form 10-KSB, filed on March 28, 2003 (File No. 000-29643)).
10.9	Assignment Agreement among Donald A. Dunham, Jr., Dunham Capital Management, L.L.C. and the Registrant, dated October 22, 2002 (incorporated by reference to our Annual Report on Form 10-KSB, filed on March 28, 2003 (File No. 000-29643)).

10.10	Correspondence from Dunham Capital Management, L.L.C. to the Registrant, dated March 17, 2003 (incorporated by reference to our Annual Report on Form 10-KSB, filed on March 28, 2003 (File No. 000-29643)).
10.11	Form of Non-Qualified Stock Option Agreement between the Registrant and certain employees of the Registrant, dated December 27, 2001 (incorporated by reference to our Annual Report on Form 10-KSB, filed on March 28, 2003 (File No. 000-29643)).
10.12	Loan Agreement between the Registrant and First National Bank, dated August 28, 2003 (incorporated by reference to our Quarterly Report on Form 10-QSB, filed on November 12, 2003 (File No. 000-29643)).
10.13	Term Note for the principal sum of $750,000 issued by the Registrant, Maker, to First National Bank, Payee, dated August 28, 2003 (incorporated by reference to our Quarterly Report on Form 10-QSB, filed on November 12, 2003 (File No. 000-29643)).
10.14	Security Agreement between the Registrant and First National Bank, dated August 28, 2003 (incorporated by reference to our Quarterly Report on Form 10-QSB, filed on November 12, 2003 (File No. 000-29643)).
10.15	Securities Purchase Agreement between the Registrant and the Investors named as signatories thereto, dated September 17, 2004, including Form of Registration Rights Agreement and Warrant Agreement (incorporated by reference to our Registration Statement on Form S-3, filed October 15, 2004 (File No. 333-119768)).
10.16	Lease—Business Property Agreement between the Registrant and Ellsworth Development Corp., dated December 13, 2004 (incorporated by reference to our Current Report on Form 8-K, filed December 14, 2004 (File No. 000-29643)).
10.17	Form of Non-qualified Stock Option Agreement under the Registrant's 1997 Stock Option Plan (incorporated by reference to our Current Report on Form 8-K, filed on March 21, 2005 (File No. 000-29643)).
10.18	Form of Stock Option Agreement under the Registrant's 1997 Stock Option Plan (incorporated by reference to our Current Report on Form 8-K, filed on March 21, 2005 (File No. 000-29643)).
10.19	Form of Stock Option Agreement under the Registrant's 1997 Director Stock Option Plan (incorporated by reference to our Current Report on Form 8-K, filed on March 21, 2005 (File No. 000-29643)).
10.20	Form of Non-qualified Stock Option Agreement under the Registrant's 2002 Equity Incentive Plan (incorporated by reference to our Current Report on Form 8-K, filed on March 21, 2005 (File No. 000-29643)).
10.21	Form of Incentive Stock Option Agreement under the Registrant's 2002 Equity Incentive Plan (incorporated by reference to our Current Report on Form 8-K, filed on March 21, 2005 (File No. 000-29643)).

10.22	Securities Purchase Agreement between the Registrant and the Investors named as signatories thereto, dated October 21, 2005, including Form of Registration Rights Agreement and Warrant Agreement (incorporated by reference to our Current Report on Form 8-K, filed on October 21, 2005 (File No. 000-29643)).
10.23	Master Lease Agreement by and between the Registrant and Carlton Financial Corporation, dated August 16, 2006 (including lease schedule and form of first amendment thereto) (incorporated by reference to our Current Report on Form 8-K, filed on August 22, 2006 (File No. 000-29643)).
10.24	Interim Funding Agreement by and between the Registrant and Carlton Financial Corporation, dated August 16, 2006 (incorporated by reference to our Current Report on Form 8-K, filed on August 22, 2006 (File No. 000-29643)).
10.25	Guaranty from Steven J. Wagenheim to Carlton Financial Corporation, dated August 16, 2006 (incorporated by reference to our Current Report on Form 8-K, filed on August 22, 2006 (File No. 000-29643)).
10.26	First Amendment to Loan Agreement by and between First National Bank and the Registrant, effective August 16, 2006 (incorporated by reference to our Current Report on Form 8-K, filed on August 22, 2006 (File No. 000-29643)).
10.27	Equipment Lease Commitment by and between DHW Leasing, L.L.C. and the Registrant, dated September 19, 2006 (incorporated by reference to our Current Report on Form 8-K, filed on September 22, 2006 (File No. 000-29643)).
10.28	Master Equipment Finance Lease by and between DHW Leasing, L.L.C. and the Registrant, dated September 19, 2006 (incorporated by reference to our Current Report on Form 8-K, filed on September 22, 2006 (File No. 000-29643)).
10.29	Amendment to Development Agreement by and between Donald A. Dunham, Jr., Dunham Capital Management, L.L.C. and the Registrant, dated September 19, 2006 (incorporated by reference to our Current Report on Form 8-K, filed on September 22, 2006 (File No. 000-29643)).
10.30	Executive Employment Agreement by and between the Registrant and Peter P. Hausback, dated August 14, 2006 (incorporated by reference to our Current Report on Form 8-K, filed on August 14, 2006 (File No. 000-29643)).
10.31	Stock Purchase Agreement between the Registrant and the Investors named as signatories thereto, dated March 8, 2007 (incorporated by reference to our Current Report on Form 8-K, filed on March 8, 2007 (File No. 000-29643)).
21	Subsidiaries.*
23	Consent of Independent Registered Public Accounting Firm.*
24	Powers of Attorney.*
31.1	Certification by Steven J. Wagenheim, President and Chief Executive Officer of the Registrant, pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by Peter P. Hausback, Chief Financial Officer of the Registrant, pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification by Steven J. Wagenheim, President and Chief Executive Officer of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification by Peter P. Hausback, Chief Financial Officer of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Previously filed.

COMPANY STOCK PERFORMANCE

The graph below compares the cumulative total shareholder return on $100 invested at the market close on December 30, 2001, the last trading day before the beginning of our fifth preceding fiscal year, through and including December 26, 2006, the last trading day of our most recently completed fiscal year, with the cumulative total return for the same time period on the same amount invested in the NASDAQ Market Index and a NAICS Code Index, consisting of 48 securities (including our common stock) based on the same North American Industry Classification System code.* The chart below the graph sets forth the actual numbers depicted on the graph.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG GRANITE CITY FOOD & BREWERY LTD., NASDAQ MARKET INDEX AND NAICS CODE INDEX



DOLLARS
250
225
200
175
150
125
100
75
50
25
0
2001
2002
2003
2004
2005
2006
GRANITE CITY FOOD & BREWERY LTD.
NAICS CODE INDEX
NASDAQ MARKET INDEX

ASSUMES $100 INVESTED ON DEC. 30, 2001
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 26, 2006

	FISCAL YEAR ENDING					
COMPANY/INDEX/MARKET	12/28/2001	12/27/2002	12/26/2003	12/28/2004	12/27/2005	12/26/2006
Granite City Food & Brewery Ltd.	$ 100.00	$ 95.98	$ 167.86	$ 217.86	$ 208.48	$ 227.68
NAICS Code Index	$ 100.00	$ 95.91	$ 123.02	$ 142.22	$ 146.89	$ 162.61
NASDAQ Market Index	$ 100.00	$ 69.75	$ 104.88	$ 113.70	$ 116.19	$ 128.12

* Applebee's International, Inc., Ark Restaurants Corp., Benihana Inc. (Common Stock), Benihana Inc. (Class A Common Stock), BJ's Restaurants, Inc., Bob Evans Farms, Inc., Brinker International, Inc., Buca, Inc., Buffalo Wild Wings, Inc., California Pizza Kitchen, Inc., CBRL Group, Inc., CEC Entertainment, Inc., Champps Entertainment, Inc., The Cheesecake Factory Incorporated, CKE Restaurants, Inc., Cosi, Inc., Darden Restaurants, Inc., Denny's Corporation, Famous Dave's of America, Inc., Friendly Ice Cream Corporation, Frisch's Restaurants, Inc., Good Times Restaurants, Inc., Granite City Food & Brewery Ltd., Grill Concepts, Inc., IHOP Corp., Kona Grill, Inc., Landry's Restaurants, Inc., Max & Erma's Restaurants, Inc., McCormick & Schmicks Seafood Restaurants, Inc., Mexican Restaurants, Inc., Morton's Restaurant Group, Inc., O'Charley's Inc., OSI Restaurant Partners, Inc., P.F. Chang's China Bistro, Inc., Panera Bread Company, Pizza Inn, Inc., RARE Hospitality International, Inc., Red Robin Gourmet Burgers, Inc., Rubio's Restaurants, Inc., Ruby Tuesday, Inc., Ruths Chris Steak House, Inc., The Smith & Wollensky Restaurant Group, Inc., Sonic Corp., Star Buffet, Inc., The Steak n Shake Company, Triarc Companies, Inc. (Class A Common Stock), Triarc Companies, Inc. (Class B Common Stock), Yum! Brands, Inc.

(This page has been left blank intentionally.)

Non-GAAP Financial Measures

This report contains certain non-GAAP financial measures, including references to restaurant-level operating margin. As compared to the nearest GAAP measurement for our company, restaurant-level operating margin represents net loss with the add-back of net interest expense, income tax expense, depreciation and amortization, general and administrative expenses, and pre-opening costs. Alternatively, restaurant-level operating margin can be calculated as restaurant revenues less all restaurant-level cost of sales, excluding depreciation and amortization. We use restaurant-level operating margin and restaurant-level operating margin as a percentage of revenue as internal measurements of restaurant-level operating performance. Restaurant-level operating margin as we define it may not be comparable to similar measurements used by other companies and is not a measure of performance or liquidity presented in accordance with GAAP. The Company believes that restaurant-level operating margin is an important component of its financial results because it is a widely used measurement within the restaurant industry to evaluate restaurant-level productivity, efficiency, and performance. The Company uses restaurant-level operating margin as a means of evaluating its restaurants' financial performance compared with its competitors. This non-GAAP measurement should not be used as a substitute for net loss, net cash provided by or used in operations or other financial data prepared in accordance with GAAP. A reconciliation of restaurant-level operating margin to net loss for the fiscal year 2006 is provided below.

In order to provide supplemental results of operations information, we have included certain adjusted financial measures. In particular, we have presented various financial metrics for comparable restaurants, which are those restaurants that have been open for 18 months or more, and our new restaurants which are those restaurants that have been open for 18 months or less. At the end of fiscal year 2006, our comparable restaurants consisted of our first eight locations, while our new restaurants consisted of our ninth through eighteenth restaurants. The contributions of these groups of restaurants to company-wide performance are set forth below.

Non-GAAP Reconciliations – Fiscal Year 2006

	Comparable Restaurants (#s 1 - 8)	% of Sales	New Restaurants (#s 9 - 18)	% of Sales	Total for All Restaurants As Reported	% of Sales
Restaurant revenues	$ 34,663,257	100%	$ 23,665,082	100%	$ 58,328,339	100%
Cost of sales:						
Food, beverage and retail	10,124,233	29.2%	7,196,036	30.4%	17,320,269	29.7%
Labor	11,907,099	34.4%	8,925,209	37.7%	20,832,308	35.7%
Direct restaurant operating	4,208,175	12.1%	2,912,137	12.3%	7,120,312	12.2%
Occupancy	1,902,432	5.5%	1,532,859	6.5%	3,435,291	5.9%
Total cost of sales	28,141,939	81.2%	20,566,241	86.9%	48,708,180	83.5%
Restaurant-level margins*	$ 6,521,318	18.8%	$ 3,098,841	13.1%	9,620,159	16.5%
Pre-opening					2,382,266	4.1%
General and administrative					6,821,835	11.7%
Company-wide EBITDA*					416,058	0.7%
Depreciation and amortization					3,468,426	
Operating loss					(3,052,368)	
Interest:						
Income					(99,392)	
Expense					2,566,009	
Net interest expense					2,466,617	
Loss before income taxes					(5,518,985)	
Income tax provision					12,235	
Net loss as reported under GAAP					$ (5,531,220)	

*Represents non-GAAP financial measures.

(This page has been left blank intentionally.)

Granite City
FOOD & BREWERY®

Corporate Headquarters
Granite City Food & Brewery Ltd.
5402 Parkdale Drive, Suite 101
Minneapolis, MN 55416
952-215-0660

Board of Directors
- Steven J. Wagenheim, *President and Chief Executive Officer*
- James G. Gilbertson, *Executive Consultant*
- Eugene E. McGowan, *President and Chief Executive Officer of The McGowan Group*
- Arthur E. Pew III, *Private Investor*
- Dermot F. Rowland, *Private Investor*
- Bruce H. Senske, *Vice President of Distribution of U.S. Oil Co., Inc. and Managing Director and Co-Founder of Genoa Business Advisors LLC*

Form 10-K
An additional copy of Granite City Food & Brewery Ltd.'s Annual Report on Form 10-K for the year ended December 26, 2006, as filed with the SEC, will be sent to any shareholder upon written request to the Chief Financial Officer of Granite City Food & Brewery Ltd.

Transfer Agent
Wells Fargo Bank Minnesota, N.A.
161 North Concord Exchange
South St. Paul, MN 55075
800-689-8788

Executive Officers
- Steven J. Wagenheim
  President and Chief Executive Officer
- Timothy R. Cary
  Chief Operating Officer
- Peter P. Hausback
  Chief Financial Officer and Secretary
- Monica A. Underwood
  Corporate Controller and Assistant Secretary

Independent Accountants
Schechter, Dokken, Kanter,
Andrews & Selcer, Ltd.
Minneapolis, MN

Corporate Counsel
Briggs and Morgan, P.A.
Minneapolis, MN

Stock Listing
Listed on The NASDAQ Global Market under the symbol "GCFB"

Web Site Address
www.gcfb.net

END